Exhibit 99.2

AURORA

Notice of Annual General and Special Meeting of Shareholders

and

Management Information Circular

Date of Meeting:	**Thursday, November 12, 2020**
Time:	**10:00 a.m. (Mountain Time)**
Virtual Meeting:	**Via live webcast only @ https://web.lumiagm.com/242822694**

September 28, 2020

Due to the global COVID-19 public health emergency, our meeting of shareholders will be held in a virtual-only format, via live webcast. A virtual-only meeting is being adopted to give all shareholders an equal opportunity to participate at the meeting regardless of their geographic location or particular constraints, circumstances or risks they may be facing as a result of COVID-19. You will not be able to attend the meeting in person. Important details about the meeting and how shareholders can participate, are set out in this management information circular and the accompanying proxy materials.

If you have any questions or need assistance voting your shares, please contact our proxy solicitation agent:

Laurel Hill Advisory Group
North American Toll-Free: 1.877.452.7184
International: 1.416.304.0211
E-mail: assistance@laurelhill.com

WHAT’S INSIDE:

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS	1
A LETTER FROM OUR CHIEF EXECUTIVE OFFICER	2
SOLICITATION OF PROXIES	4
GENERAL PROXY INFORMATION	4
INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	7
RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	8
DOCUMENTS INCORPORATED BY REFERENCE	8
PARTICULARS OF MATTERS TO BE ACTED UPON	9
ITEM 1: ELECTION OF DIRECTORS	9
ITEM 2: APPOINTMENT OF AUDITOR	17
ITEM 3: 10% “ROLLING” SHARE OPTION PLAN RENEWAL	18
ITEM 4: PROPOSED FIXED PERFORMANCE SHARE UNIT PLAN	20
ITEM 5: FIXED RESTRICTED SHARE UNIT PLAN AMENDMENT	23
ITEM 6: FIXED DEFERRED SHARE UNIT PLAN AMENDMENT	25
ITEM 6: SAY-ON-PAY	27
STATEMENT OF CORPORATE GOVERNANCE	28
COMPENSATION DISCUSSION AND ANALYSIS	34
STATEMENT OF EXECUTIVE COMPENSATION	47
DIRECTOR COMPENSATION – NON-EXECUTIVE DIRECTORS	52
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	55
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	56
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	56
ADDITIONAL INFORMATION	56
OTHER MATTERS	56
SCHEDULE “A” - 10% “ROLLING” SHARE OPTION PLAN
SCHEDULE “B” - PROPOSED FIXED PERFORMANCE SHARE UNIT PLAN

FOUR WAYS TO VOTE BY PROXY:

VOTING BY PROXY IS THE EASIEST WAY TO VOTE

Please refer to the form of proxy or voting instruction form provided to you or to the instructions within this Circular for more information on the voting methods available to you.

Aurora Cannabis Inc.
(the “Company”)

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

____________________________________________________________________

When	Thursday, November 12, 2020 at 10:00 a.m. (Mountain Time)
Virtual Meeting	Virtual meeting only via live webcast at https://web.lumiagm.com/242822694.
Purpose of the Meeting

1.   to table the audited financial statements of the Company for the financial year ended June 30, 2020, together with the report of the Auditors and the management’s discussion and analysis thereon;

2.   to fix the number of directors to be elected at eight (8);

3.   to elect directors for the ensuing year;

4.   to appoint the auditor of the Company for the ensuing year;

5.   to consider, and if thought advisable, to pass an ordinary resolution for the continuation of the Company’s 10% “rolling” share option plan and to authorize the grant of all currently available option entitlements issuable thereunder until November 12, 2023, as more particularly described in the accompanying Management Information Circular, under “Particulars of Matters to be Acted Upon – 10% “Rolling” Share Option Plan Renewal”;

6.   to consider, and if thought advisable, to pass an ordinary resolution to approve the Company’s new Fixed Performance Share Unit Plan, as more particularly described in the accompanying Management Information Circular, under “Particulars of Matters to be Acted Upon – Proposed Fixed Performance Share Unit Plan”;

7.   to consider, and if thought advisable, to pass an ordinary resolution that approves an amendment to the Company’s Fixed Restricted Share Unit Plan, as more particularly described in the accompanying Management Information Circular, under “Particulars of Matters to be Acted Upon – Fixed Restricted Share Unit Plan Amendment”;

8.   to consider, and if thought advisable, to pass an ordinary resolution that approves an amendment to the Company’s Fixed Deferred Share Unit Plan, as more particularly described in the accompanying Management Information Circular, under “Particulars of Matters to be Acted Upon – Fixed Deferred Share Unit Plan Amendment”; and

9.   to consider and, if deemed appropriate, to pass with or without variation, a non-binding advisory resolution on the Company’s approach to executive compensation, as more particularly described in the accompanying Management Information Circular, under “Particulars of Matters to be Acted Upon – Say-on-Pay”.

You have the right to vote	You are entitled to receive notice of and vote at our meeting, or any adjournment, if you are a holder of common shares of the Company on September 21, 2020. You have the right to vote your shares on items 2 to 9 listed above and any other items that may properly come before the meeting or any adjournment. Each common share is entitled to one vote.
Meeting Materials

We are using notice-and-access to deliver this circular to both our registered and non-registered shareholders. This means that the meeting materials are being posted online for you to access rather than being mailed out. Notice-and-access gives shareholders more choice, substantially reduces our printing and mailing costs, and is environmentally friendly as it reduces paper and energy consumption.

You will still receive a form of proxy or a voting instruction form in the mail so you can vote your shares, but, instead of receiving a paper copy of the meeting materials, you will receive a notice with information about how you can access the meeting materials electronically and how to request a paper copy. The meeting materials, as well as our audited financial statements for the year ended June 30, 2020 and accompanying management discussion and analysis, are available under our profile at www.sedar.com or on our website at https://investor.auroramj.com/about-aurora/corporate-governance/.

Approval

The Board has approved the content of this circular and authorized it to be sent to shareholders, to each director and to the auditors.

By order of the Board

/s/ Miguel Martin

Miguel Martin
Chief Executive Officer

A LETTER FROM OUR CHIEF EXECUTIVE OFFICER

Dear Shareholders,

The Annual General and Special Meeting of Shareholders of Aurora Cannabis Inc. (“Aurora” or the “Company”) is being held on Thursday, November 12, 2020 at 10:00 a.m. (Mountain time). Due to the COVID-19 pandemic, we have opted to hold it in a virtual-only format in order give our shareholders an equal opportunity to participate. The particulars for the virtual meeting are set out in the accompanying proxy materials.

Following a year in which Aurora experienced tremendous change, including my recent appointment as the new CEO, we look forward to fiscal 2021 and your continued support of Aurora.

I very much appreciate the Board’s confidence in me, and I am pleased to be working with my leadership team to establish Aurora as a profitable, growth-oriented leader in the global cannabinoid market. I take my fiduciary responsibilities to our investors very seriously and I am determined to do everything I can to enhance shareholder value.

Background:

Before I share some thoughts on our plan for fiscal 2021 and beyond, it may be helpful to provide a brief background on myself and why I chose to accept the CEO role. My entire career has been steeped in sales, marketing and leadership roles within the regulated consumer packaged goods (CPG) industry. I spent 18 years with Altria, ultimately leading their sales group before becoming the president of one of the largest and most successful electronic cigarette companies - Logic, which was sold to Japan Tobacco. After that, I joined a start-up company and became CEO of Reliva CBD, which was recently acquired by Aurora. My broad range of experience and successes is directly relatable to the job at hand at Aurora.

I accepted the CEO job role because I see an opportunity to quickly leverage my skill set in regulated CPG brand development here at Aurora. I am fortunate to step into a company built with a dedication to science and a compliance-first approach. With strong execution, I have confidence that we can build a profitable business in Canada that can be portable to other larger global cannabinoid markets as well.

Outlook:

Having spent four months now at Aurora, I have come to appreciate the talent and industry knowledge that makes the company innovative and agile. I therefore believe Aurora will be a global leader in cannabinoids when the largest markets open up, and my job is to ensure that this bold vision is realized.

Our business has four main pillars:

•	Canadian medical cannabis market

•	European and select international medical cannabis market

•	Canadian consumer market

•	U.S. hemp-derived CBD

In fiscal 2020 and into fiscal 2021, our Canadian and European/international medical businesses have been performing well as we maintain strong market share positions in both segments. Our plan for fiscal 2021 is to maintain and grow our market share as we drive towards profitability. In our U.S. hemp-derived CBD business, Reliva, we maintain a #1 or #2 position in brick and mortar stores as reported by syndicated data providers. The COVID-19 pandemic has had a negative impact on foot traffic in brick and mortar stores, which has affected near-term performance. Still, we remain extremely encouraged for this category due to the strong and growing positive reaction from both wholesale and retail trade partners supporting the acceptance of hemp-derived CBD products. We believe Reliva provides excellent optionality for Aurora into the largest cannabinoids market in the world.

The Canadian consumer market represents Aurora’s greatest opportunity and we have developed a plan to reverse market share trends and drive increased profitability. This plan entails:

•	Leveraging traditional CPG models of consumer insights and datasets, including feedback from more mature markets such as the United States to identify consumer product opportunities;
•	Reinvigorating Whistler, San Rafael, and Aurora as our super premium and premium brands,
•	Continuing to innovate and launch new offerings in key, known margin accretive consumer categories such as vapes, edibles and concentrates, and
•	Addressing product availability, visibility, and packaging, while focusing on higher margin product sizes and formats.

These are just a few of the tactical measures we are putting to work now for our Canadian consumer business, with my focus on ensuring that the entire Aurora team is executing on their respective plans and our vision as a whole. This includes continuously looking for more effective ways to connect with our consumers and opportunities to extract efficiencies from our operations.

We sincerely thank our shareholders for their continued support. Throughout my career, I have implemented multiple examples of simple, well- executed plans resulting in outsized gains in consumer packaged goods categories. We operate in an industry where market share is moving 5% in a matter of a few months, so I feel strongly that our plan, executed properly, should return us to our leadership position in the Canadian consumer market.

Thank you,

/s/ “Miguel Martin”

Miguel Martin
Chief Executive Officer

Please visit our IR website after October 5, 2020 at https://investor.auroramj.com/
for a shareholder video greeting from Miguel

INFORMATION CIRCULAR Containing information as at September 21, 2020 (unless stated otherwise)
SOLICITATION OF PROXIES	This Information Circular is furnished in connection with the solicitation of proxies by the management of Aurora Cannabis Inc. (“Aurora” the “Company”) for use at the Annual General and Special Meeting of shareholders of the Company (and any adjournment thereof) to be held at 10:00 a.m. (Mountain Time) on Thursday, November 12, 2020 (the “Meeting”) by live webcast at the link and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. Aurora has engaged Laurel Hill Advisory Group (“Laurel Hill”) to provide shareholder communication advisory and proxy solicitation services and will pay a fee of $32,500 for the services and certain out-of-pocket expenses. All costs of solicitation by management will be borne by the Company. We have arranged for intermediaries to forward the Meeting proxy materials to Beneficial Shareholders of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.
GENERAL PROXY INFORMATION
Notice and Access

The Company has elected to use the notice and access procedure (“Notice and Access”) available in National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for the delivery of meeting materials to shareholders for the Meeting. Under Notice and Access provisions, shareholders will receive a notice (“Notice and Access Notice”) containing information on how they can access the Company’s Notice of Meeting and Information Circular (the “Meeting Materials”) electronically instead of receiving a printed copy, and if a shareholder wishes, how to receive a printed copy of the Meeting Materials. Together with the Notice and Access Notice, shareholders will receive a proxy (“Proxy”), in the case of Registered Shareholders, enabling them to vote at the Meeting. The Meeting Materials will be posted on the Company’s website at https://investor.auroramj.com/ and will remain on the website for one year. The Meeting Materials will also be available on the Company’s corporate profile at www.sedar.com. All Registered and Beneficial Shareholders will receive a Notice and Access Notice.

The individuals named in the accompanying form of Proxy are officers and/or directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than any of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and vote on your behalf at the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter. However, under New York Stock Exchange (“NYSE”) rules, a broker who has not received specific voting instructions from the Beneficial Shareholder may not vote the Common Shares in its discretion on behalf of such Beneficial Shareholder on “non-routine” proposals. Thus, while such shares will be included in determining the presence of a quorum at the Meeting and will be votes “cast” for purposes of the proposal to ratify the appointment of the Company’s auditors, they will not be considered votes “cast” for purposes of voting on “non-routine” proposals, including the election of Directors and the say-on-pay non-binding advisory vote.

Registered Shareholders

Shareholders who hold Common Shares registered in their own name (“Registered Shareholders”) may wish to vote by proxy whether or not they are able to attend the virtual Meeting. Registered Shareholders may choose one of the following options to submit their Proxy:

•    complete, date and sign the enclosed form of Proxy and return it to the Company’s transfer agent, Computershare Trust Company of Canada (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 8th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1 or by hand delivery to the 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9;

•    use a touch-tone phone to transmit voting choices to a toll-free number. Registered Shareholders must follow the instructions of the voice response system and refer to the enclosed Proxy for the toll-free number, the holder’s account number and the control number; or

•    use the internet through the Computershare website at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed Proxy for the holder’s account number and the control number.

In all cases the Registered Shareholder must ensure the Proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting, or the adjournment thereof, at which the Proxy is to be used. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion without notice.

If you have any questions or need assistance with the completion and delivery of your form of Proxy, please contact Aurora’s shareholder communication advisor and proxy solicitation agent, Laurel Hill, by telephone at 1.877.452.7184 (toll-free in North America) or 1.416.304.0211 (collect call outside North America) or by email at assistance@laurelhill.com.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name (“Beneficial Shareholders”). Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the United States (the “U.S.”), under the name of Cede & Co. as nominee for The Depository Trust and Clearing Corporation (which acts as depositary for many U.S. brokerage firms and custodian banks).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

You should carefully follow the instructions of your broker or intermediary in order to ensure that your Common Shares are voted at the Meeting.

The form of Proxy supplied to you by your broker will be similar to the Proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada and in the United States. Broadridge mails a Voting Instruction Form (a “VIF”) in lieu of a Proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with Broadridge’s instructions, well in advance of the Meeting in order to have the Common Shares voted at the Meeting or to have an alternate representative duly appointed to attend the virtual Meeting and vote your Common Shares. Aurora may use Broadridge’s QuickVote™ service to assist Beneficial Shareholders with voting your Common Shares. Beneficial Shareholders may be contacted by Laurel Hill to conveniently obtain a vote directly over the phone.

If you have any questions or need assistance with the completion and delivery of your VIF, please contact Aurora’s shareholder communication advisor and proxy solicitation agent, Laurel Hill, by telephone at 1.877.452.7184 (toll-free in North America) or 1.416.304.0211 (collect call outside North America) or by email at assistance@laurelhill.com.

Additional Information for Appointing a Proxyholder (Registered and Beneficial Shareholders)

Shareholders who wish to appoint someone other than the Aurora representatives named in the form of Proxy or VIF as their proxyholder to participate at the meeting as their proxy and vote their shares MUST first submit their Proxy or VIF, as applicable, appointing that person as proxyholder AND then register that proxyholder online, as described below.

Registering your proxyholder is an additional step that must be completed AFTER you have submitted your Proxy or VIF. Failure to register the proxyholder will result in the proxyholder not receiving a Username that is required to participate and vote at the meeting.

To register a proxyholder, shareholders MUST visit https://www.computershare.com/Aurora no later than Monday, November 9, 2020 at 10:00 a.m. (Mountain time) and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.

United States Beneficial holders: To attend and vote at the virtual Meeting, you must first obtain a valid legal Proxy from your broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from your broker or bank included with these proxy materials or contact your broker or bank to request a legal Proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, you must submit a copy of your legal Proxy to Computershare. Requests for registration should be directed to:

Computershare
100 University Avenue, 8th Floor

Toronto, ON M5J 2Y1

OR email at USlegalproxy@computershare.com

If you appoint a proxyholder other than yourself or the named Aurora representatives, please make them aware and ensure they will participate at the Meeting and have received their Username prior to the meeting. If your proxyholder does not receive a Username and attend the Meeting, your shares will not be voted.

Notice to United States Shareholders

The solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b-4 of the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with applicable Canadian disclosure requirements. Shareholders of the United States should be aware that such requirements differ from those of the United States applicable to proxy statements under the U.S. Exchange Act.

Any information concerning any properties and operations of the Company has been prepared in accordance with Canadian standards under applicable Canadian securities laws and may not be comparable to similar information for United States companies.

Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and are subject to auditing and auditor independence standards in Canada which will differ in certain respects from United States generally accepted accounting principles and from practices prescribed by the SEC and thus, may not be comparable to financial statements of United States companies. Such consequences for shareholders who are resident in, or citizens of, the U.S. may not be described fully in this Information Circular.

The enforcement by shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of a foreign country, that some or all of their officers and directors and the experts named herein are residents of a foreign country and a substantial portion of the Company’s assets and the assets of such persons are located outside of the United States.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a Proxy may revoke it by:

•    executing a Proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the Proxy bearing a later date to Computershare, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

•    personally attending the virtual Meeting and voting the Registered Shareholder’s Common Shares.

A revocation of a Proxy will not affect a matter on which a vote is taken before the revocation.

NOTE: If you are using a 15-digit control number to login to the virtual Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted Proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the meeting. If you DO NOT wish to revoke all previously submitted Proxies, do not accept the terms and conditions, in which case you can only enter the Meeting as a guest.

Attending and Participating at the Virtual Meeting

Registered Shareholders and duly appointed proxyholders (including Beneficial Shareholders who have duly appointed themselves as proxyholders) who participate at the virtual Meeting will be able to listen to the Meeting, ask questions and vote, provided that they are connected to the Internet. Guests, including non-registered shareholders who have not duly appointed themselves as proxyholder, can log in to the Meeting as set out below. Guests can listen to the Meeting but will not able to communicate or vote. Shareholders will not be able to attend the Meeting physically. The Meeting will be held in a virtual-only format, which will be conducted via live audio webcast, and can be accessed by logging in online at https://web.lumiagm.com/242822694. We recommend that you log in at least one hour before the Meeting begins.

•    Click “Login” and then enter your 15-digit Control Number (see below) and Password “aurora2020” (case sensitive); OR

•    Click “Guest” and then complete the online form.

Registered Shareholders: The 15-digit control number located on your form of Proxy or in the email notification you received is your “Control Number” to access the meeting.

Duly appointed proxyholders: Computershare will provide the proxyholder with a Username by email after the Proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described above under “Additional Information for Appointing a Proxyholder”.

In order to access the virtual Meeting, participants will need an Internet-connected device, such as a laptop, computer, tablet or cellphone. The Meeting platform will be supported across browsers and devices running the most updated version of applicable software plugins. If you attend the virtual Meeting, you must remain connected to the Internet at all times in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting and complete the related procedure. Please refer to the “Lumi AGM User Guide” posted on our website at https://investor.auroramj.com/about-aurora/corporate-governance/ for full instructions.

Interests of Certain Persons or Companies in Matters to be Acted Upon	No director or executive officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor, the approval of the share and option based compensation plans, and as otherwise set out herein.

Record Date, Voting Securities and Principal Holders of Voting Securities

The board of directors (the “Board”) of the Company has fixed September 21, 2020 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the virtual Meeting or complete, sign and deliver a form of Proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at September 21, 2020.

Intercorporate Relationships	At the date of this Information Circular, the Company operates its business through its six (6) material wholly owned subsidiaries. Please refer to the Company’s Annual Information Form dated September 24, 2020 for the financial year ended June 30, 2020 posted to the Company’s profile at www.sedar.com, which sets out the Company’s material subsidiaries.
Authorized capital

The Company is authorized to issue an unlimited number of Common Shares without par value.

As of September 21, 2020, there were 121,028,720 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

The Company is also authorized to issue an unlimited number of Class “A” Shares with a par value of Cdn$1.00 each and is authorized to issue an unlimited number of Class “B” Shares with a par value of Cdn$5.00 each. There were no Class “A” Shares and no Class “B” Shares issued and outstanding at September 21, 2020.

Class “A” Shares: Class “A” Shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class “A” Shares of each series and the designation, rights and restrictions attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class “A” Shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class “A” Shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

Class “B” Shares: Class “B” Shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class B shares of each series and the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class “B” Shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class “B” Shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed with the securities commissions or similar authority in all Provinces in Canada are specifically incorporated by reference in this Information Circular:

•   The Company’s audited financial statements for the financial years ended June 30, 2020 and June 30, 2019, the reports of the auditor’s thereon, and the related management’s discussion and analysis; and

•   The Audit Committee Charter of the Board’s Audit Committee, a copy of which is attached as Schedule “A” to the Company’s Annual Information Form dated September 24, 2020 for the financial year ended June 30, 2020.

VOTES NECESSARY TO PASS RESOLUTIONS	With respect to the election of directors, pursuant to the Company’s Articles, the Board has determined that eight (8) directors are to be elected at the Meeting. Accordingly, there are eight (8) director positions to be filled. If there are more nominees for election as directors than there are vacancies to fill, the eight (8) nominees receiving the greatest number of votes will be elected. If the number of nominees for election is equal to the number of vacancies to be filled, all such nominees will be declared elected by acclamation. Subject to the majority vote policy described below, the eight (8) nominees receiving the highest number of votes may be, at the discretion of the Board, considered elected, even if a director gets fewer “for” votes than “withhold” votes. Similarly, unless there is a nomination from the floor for an alternative auditor, the auditor proposed by management will be appointed at the Meeting. A simple majority of affirmative votes cast at the Meeting is required to pass the other resolutions described herein.

FINANCIAL STATEMENTS	The audited consolidated financial statements of the Company for the financial year ended June 30, 2020, with the independent report of the auditor thereon, and the related management discussion and analysis will be tabled at the Meeting. These documents are also available under the Company’s profile at www.sedar.com. Additional information relating to these documents may be obtained by a shareholder upon request without charge by contacting the Company at toll-free 1-855-279-4652 (within Canada and the US) or by sending an email to aurora@icrinc.com.

PARTICULARS OF MATTERS TO BE ACTED UPON

_________________________________________________________________

ITEM 1: Election of Directors

There are currently eight (8) directors of the Company. The Board has fixed the number of persons to be elected at the Meeting to act as directors of the Company for the ensuing year at eight (8).

All of management’s nominees for election at the Meeting are currently directors of the Company. If, however, one or more of them should become unable to stand for election, it is likely that one or more other persons would be nominated for election at the Meeting. The persons named in the Proxy intend to vote for the election of the proposed nominees set out below and to exercise their discretionary authority to vote for the election of any other person in place of a nominee unable to stand for election.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is vacated earlier in accordance with the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

Majority Voting Policy

The Company has adopted a majority voting policy (the “Majority Voting Policy”) that applies to the election of directors. Under the Majority Voting Policy, a director who is elected with more votes withheld than cast in favour of his or her election will be required to tender his or her resignation to the Chairman of the Board. The resignation will be effective when accepted by the Board and the nominee director will not participate in any committee or Board meetings or deliberations on this matter. The Majority Voting Policy does not apply in circumstances involving contested director elections.

The Nominating and Corporate Governance Committee (the “N&CG Committee”) will consider the resignation and make a recommendation to the Board on whether or not the resignation should be accepted. In considering the recommendation of the N&CG Committee, the Board will consider the factors taken into account by the committee and such additional information and factors that the Board considers relevant. The Board expects that resignations will be accepted unless there are extenuating circumstances that warrant a contrary decision.

The Board will announce its decision (including the reasons for not accepting any resignation) by way of a news release within 90 days of the date of the meeting at which the election occurred and provide a copy of the news release to the TSX. If the resignation is accepted, subject to any applicable law, the Board may leave the resultant vacancy unfilled until the next annual general meeting, fill the vacancy through the appointment of a new director, or call a special meeting of shareholders at which there will be presented one or more nominees to fill any vacancy or vacancies. A copy of the Majority Voting Policy can be viewed on the Company’s website at https://investor.auroramj.com/about-aurora/corporate-governance/.

Advance Notice Provision

At the Company’s annual general and special meeting held on Friday, November 30, 2018, the Company’s shareholders approved the adoption of new Articles of the Company, which include at clause 14.12 – Nomination of Directors, the advance notice provisions (the “Advance Notice Provision”) concerning nomination of directors for election by shareholders. The Advance Notice Provision provides for advance notice to the Company in circumstances where nominations of persons for election to the Board are made by shareholders of the Company other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the BCBCA, or (ii) a shareholder proposal made pursuant to the provisions of the BCBCA.

The purpose of the Advance Notice Provision is to foster a variety of interests of the shareholders and the Company by ensuring that all shareholders, including those participating in a meeting by Proxy rather than in person, receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. Among other things, the Advance Notice Provision fixes a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders at which election of directors will be presented, and sets forth the minimum information that a shareholder must include in the advance notice to the Company for it to be in proper written form.

The Advance Notice Provision also requires that all proposed director nominees deliver a written representation and agreement that such candidate for nomination, if elected as a director of the Company, will comply with all applicable corporate governance, conflict of interest, confidentiality, share ownership, majority voting and insider trading policies and other policies and guidelines of the Company applicable to directors and in effect during such person’s term in office as a director.

The foregoing is merely a summary of the Advance Notice Provision, is not comprehensive and is qualified by the full text of such provision in the Company’s Articles, which can be viewed on the Company’s website at https://investor.auroramj.com/about-aurora/corporate-governance/.

Any additional director nominations for the Meeting must have been received by the Company in compliance with the Company’s Articles by no later than the close of business on October 13, 2020. If no such nominations are received by the Company prior to such date, management’s nominees for election as directors set forth herein will be the only nominees eligible to stand for election.

NOMINEES FOR ELECTION TO THE BOARD

The effective management of an organization of our size and scope requires dedication, diversity and experience. A snapshot of our Board is illustrated below:

The following is a biography for each director nominee for election at the Meeting. All other director information can be found in this section under the heading “Director Compensation” or in the section entitled “Statement of Corporate Governance”.

Six (6) of the eight (8) candidates proposed for election qualify as unrelated and independent, as they are independent from management and free from any interest, function, business or other relationship that could, or could reasonably be perceived to, materially interfere with the Director’s ability to act in the Company’s best interest. Only the Company’s CEO and Executive Chairman are considered non-independent Directors.

tHE BOARD recommends that shareholders vote “FOR” the election of each nominee set forth below, to hold office until the close of the next annual meeting of shareholders or until their respective successors ARE ELECTED. Unless otherwise instructed, the persons designated in the Proxy intent to vote FOR each nominee.

Miguel Martin – CEO and Director Virginia, USA | Director since September 8, 2020 | Age: 48
Areas of expertise: › Executive leadership › Strategic planning and execution › Consumer packaged goods › International regulated product experience
Current occupation:		CEO of the Company and head of Aurora USA
Business Experience:		Miguel is a 25-year consumer packaged goods industry veteran with deep experience operating in highly regulated industries. He joined Aurora from Reliva, LLC where he served as Chief Executive Officer and became President of Aurora USA upon closing of the Company’s acquisition of Reliva in May 2020. Prior to Reliva, Miguel was the President of Logic Technology, one of the largest manufacturers of electronic cigarettes. He also held the position of Senior Vice-President and General Manager of Altria Sales & Distribution.
Education:		Miguel obtained his Bachelor of Science from the University of Vermont in 1994 and completed Laws/Regulations/Compliance and Litigation Representation Training in 2010.
Public Directorships:		N/A
Memberships, professional designations and awards:		In 2015, Miguel won the Pinnacle Award for leadership from the National Association of Tobacco Stores
Share ownership as at June 30, 2020
	Common shares	Options	DSUs	RSUs	Total	Meets Share Ownership Guidelines?
Number held	31,834	Nil	Nil	Nil	31,834	N/A(2)
Dollar value(1)	$534,492	N/A	N/A	N/A	$534,492
Other matters
Membership		Attendance		Voting results N/A
Board		N/A(3)

Notes:

1.	Calculated based on the closing price on June 30, 2020 of $16.79.
2.	Directors and NEOs have five (5) years to meet their share ownership requirements and are not considered “non-compliant” until then.
3.	Miguel joined the Board on September 8, 2020.
Michael Singer – Executive Chairman of the Board Quebec, Canada | Director since May 2016 | Age: 56
Areas of expertise: › Executive leadership › Strategic planning and execution › Finance › Mergers and acquisitions › Capital markets › Corporate governance
Current occupation:	Executive Chairman of the Board
Business Experience:	Michael has extensive financial management, capital markets and corporate governance experience in the pharmaceutical and medical cannabis industries. He formerly acted as the Chief Financial Officer of NASDAQ-listed Clementia Pharmaceuticals Inc., a Montreal based clinical stage biopharmaceutical company from May 2015 until July 2018. From May 2014 until June 2015, he was Chief Financial Officer of Bedrocan Cannabis Corp. Michael has held numerous independent director roles in Canadian public health care companies, and also previously served as CFO and Corporate Secretary for TSX-V listed Thallion Pharmaceuticals Inc.
Education:	Michael holds a Graduate Diploma in Public Accounting from McGill University and a Bachelor of Commerce from Concordia University.
Public Directorships:	› Diagnos Inc. (TSX-V) - July 2014 to May 2016 › Warnex Inc. (TSX-V) – June 2011 to July 2014
Memberships, professional designations and awards:	CGA and CPA, Quebec Order of Chartered Professional Accountants Commissioner of Oaths, Quebec Minister of Justice

Share ownership as at June 30, 2020
	Common shares	Options	DSUs	RSUs	Total	Meets Share Ownership Guidelines?
Number Held	5,109(1)	148,408	Nil	40,078	193,595	N/A(3)
Dollar Value(2)	$85,780	$281,750	$0	$672,909	$1,040,439
Other matters
Membership		Attendance		Voting results 2019 – 80.79% FOR 2018 – 78.81% FOR 2017 – 92.61% FOR 2016 – 99.53% FOR
Board		100% (19 out of 19)

Notes:

1.    Michael holds 3,333 Common Shares through 8115966 Canada Inc.

2.    Calculated based on the closing price on June 30, 2020 of $16.79.

3.    Directors and NEOs have five (5) years to meet their share ownership requirements and are not considered “non-compliant” until then.

Ron Funk – Lead Independent Director Ontario, Canada | Director since July 2018 | Age: 63
Areas of expertise: › Senior management consulting › Business strategy › Corporate governance › Commercial/consumer
	Current occupation:	Consultant
	Business Experience:	Ron brings over 30 years of experience in business and consulting to his role with the Company. Since 2009, he has managed his own consulting practice, working with clients on acquisitions, restructurings, strategy development and government relations. Ron has worked on projects in various locations around the world, with clients engaged in a range of industries, including heavily regulated consumer products such as tobacco, alcohol, and food products. Other industries in which he has consulted include retail, advanced data analytics, gaming, and real estate development. Before opening his consulting practice, Ron was employed for approximately 30 years by Rothmans, Benson & Hedges Inc., serving in various roles and capacities, including Vice President of Sales, Human Resources, Corporate Affairs and Competitive Improvement. In these senior roles, he developed and executed a number of strategies that resulted in material growth in both market share and profitability. Ron currently serves as an independent director of Carey Management Inc., a privately held business that owns Canada’s largest independent wholesale distributor. He has also served as the Chairman of the Ontario Convenience Stores Association and Treasurer of the Canadian Convenience Stores Association.
	Education:	Ron holds a MBA from Kellogg-Schulich.
	Public Directorships:	MedReleaf Corp. (TSX) from June 2017 to July 2018
	Memberships, professional designations and awards:	Ron is the 2008 graduating Valedictorian of the Kellogg Schulich EMBA program and the 3-time "Outstanding Industry Leadership Award" winner by the National Association of Convenience Store Distributors (now the Convenience Industry Council of Canada).
Share ownership as at June 30, 2020
	Common shares	Options	DSUs	RSUs	Total	Meets Share Ownership Guidelines?
Number held	6,752	9,203	2,338	Nil	18,293	N/A(2)
Dollar value(1)	$113,366	$0	$39,255	$0	$152,621
Other matters
Membership		Attendance	Voting results 2019 – 94.51% FOR 2018 – 96.35% FOR
Board Audit Committee HR & Compensation Committee N&CG Committee Science and Innovation Committee		100% (19 out of 19) 100% (8 out of 8) 100% (9 out of 9) 100% (9 out of 9) 100% (4 out of 4)

Note:

1.	Calculated based on the closing price on June 30, 2020, being $16.79.
2.	Directors have five (5) years to meet their share ownership requirements and are not considered “non-compliant” until then.

Norma Beauchamp – Independent Director Ontario, Canada | Director since July 2018 | Age: 59
Areas of expertise: › Corporate Governance and Nominating › Global Pharmaceutical Executive › Health care and patient advocacy
	Current occupation:	Self-employed public company director
	Business Experience:	Norma brings over three decades of experience in the corporate and non-profit sectors to her role having held senior leadership positions in Canada and Germany, including executive positions at Bayer and Sanofi. Norma currently serves on the Boards of Extendicare and Dialogue. In addition, she serves on the Boards of the Ontario Caregiver Organization and ALS Canada. She is a member of the National Research Council of Canada and is a Regional Ambassador with Women Get on Board. Formerly, Norma was a director, Chair of the Corporate Governance and Compensation committees and a member of the Audit Committee of MedReleaf, a director and Chair of the Nominating and Governance Committee at Acerus Phmara, and Chief Executive Officer of Cystic Fibrosis Canada. Throughout her career, she has been a patient advocate, working with patient and healthcare organizations to enhance access to care.
	Education:	Norma has completed the University of Toronto’s Rotman School of Management Directors Education Program and obtained a Bachelor of Business Administration in Marketing from Bishop’s University in May 1983.
	Public Directorships:	› Extendicare (TSX) May 2019 to present › Acerus Pharma (TSX) June 2015 to May 2020 › Quest Pharmatech (TSX) January 2019 to April 2020 › MedReleaf Corp. (TSX) from June 2017 to July 2018
	Memberships, professional designations and awards:	Norma obtained her ICD.D. certification from the University of Toronto, Rotman School of Management in 2010.
Share ownership as at June 30, 2020
	Common shares	Options	DSUs	RSUs	Total	Meets Share Ownership Guidelines?
Number held	2,868	9,203	2,338	Nil	14,409	N/A(2)
Dollar value(1)	$48,154	$0	$39,255	$0	$87,409
Other matters
Membership		Attendance	Voting results 2019 – 91.51% FOR 2018 – 95.74% FOR
Board N&CG Committee (Chair) HR & Compensation Committee		100% (19 out of 19) 100% (9 out of 9) 100% (9 out of 9)

Note:

1.	Calculated based on the closing price on June 30, 2020 of $16.79.
2.	Directors and have five (5) years to meet their share ownership requirements and are not considered “non-compliant” until then.

Margaret Shan Atkins – Independent Director Florida, USA | Director since February 2019 | Age: 63
Areas of expertise: › Finance › Executive leadership › Public company reporting for Canadian and U.S. listed companies › Corporate governance › Strategy development and implementation
Current occupation:	Self-employed public company director
Business Experience:	Margaret Shan brings over 20 years of corporate leadership experience to the Company. A Certified Public Accountant, she spent fourteen years at Bain & Company, where she became a partner and leader in the firm's global consumer and retail practice. She also maintained a secondary practice in healthcare, working in Rx and OTC pharmaceuticals and in the hospital industry. Margaret Shan also served as Executive VP of Sears, Roebuck & Company (USA) and since 1999, she has served as an independent director on ten public and private corporate boards in the U.S. and Canada.

Education:		Margaret Shan is a graduate of Queen's University where she obtained a Bachelor of Commerce (Hons) in 1979 and the Harvard Business School where she obtained her MBA in 1983.
Public Directorships:

› SpartanNash Company (NASDAQ) from November 2013 to present

› Darden, Inc. (NYSE) from October 2014 to present

› LSC Communications (NYSE) from September 2016 to present

› Sunopta Inc. (TSX and NASDAQ) from November 2014 to July 2019

› The Pep Boys (NYSE) from 2005 to May 2015

› TDL Group Corp. (TSX and NYSE) from February 2007 to February 2014

Memberships, professional designations and awards:		Margaret Shan obtained her CPA/CA designation in Canada in 1981 and her CPA designation in the U.S. in 2005. She is also a member and fellow of the National Association of Corporate Directors (“NACD”).
Share ownership as at June 30, 2020
	Common shares	Options	DSUs	RSUs	Total	Meets Share Ownership Guidelines?
Number held	Nil	8,619	2,255	Nil	10,874	No(2)
Dollar value(1)	$0	$0	$37,861	$0	$37,861
Other matters
Membership			Attendance	Voting results 2019 – 96.36% FOR
Board Audit Committee (Chair) Science and Innovation Committee(3) HR & Compensation Committee(3)			94.7% (18 out of 19) 100% (8 out of 8) 100% (3 out of 3) 100% (4 out of 4)

Notes:

1.	Calculated based on the closing price on June 30, 2020 of $16.79.
2.	Directors have five (5) years to meet their share ownership requirements and are not considered “non-compliant” until then.
3.	Margaret Shan left the Science and Innovation Committee on March 2, 2020 and joined the HR & Compensation Committee. This number reflects the meetings held for each committee before and after this date.

Adam Szweras – Independent Director Ontario, Canada | Director since August 2015 | Age: 48
Areas of expertise: › Securities law › Mergers and acquisitions › Corporate Governance › Capital markets
Current occupation:	Barrister and Solicitor and Chairman of Foundation Markets Group.
Business Experience:	Adam practices securities law with Fogler, Rubinoff LLP in Toronto and is the Chairman of the Foundation Markets Group, a Toronto based Merchant Bank and brokerage firm. Adam both joined Fogler, Rubinoff LLP and founded the Foundation Markets Group in 2006. His law practice focuses on financings and going public transactions, and in his banking practice, he works closely to build, invest in, and develop emerging business. Adam has a particular expertise with cross border mid-market transactions and often acts as a strategic advisor to his clients. Adam works with public and private companies active in cannabis markets in Canada and the US as well as companies with businesses in energy transmission, oil and gas and alternative energy, technology, and food producers. Adam has experience in representing clients in Canada and the US as well as South America, China and South Asia.
Education:	Adam obtained his LLB from Osgoode Hall Law School in June 1994 and previously attended York University.
Public Directorships:

› SustainCo Inc. (TSX-V) from March 2017 to present

› Nutritional High International Inc. (CSE) from July 2014 to present

› Harborside Inc. (CSE) from May 30, 2019 to present

› Quinsam Capital Corporation (CSE) from October 2017 to August 2020

› Water Ways Technologies Inc. (TSX-V) from April 2014 to August 27, 2020

› Mahdia Gold Corp. (CSE) from April 2016 to June 2018

› The Tinley Beverage Company Inc. (TSX-V) from December 2010 to September 2016

› Revival Gold Inc. (TSX-V) from July 2015 to December 2015

Memberships, professional designations and awards:	Barrister and Solicitor, Law Society of Upper Canada
Share ownership as at June 30, 2020
	Common shares	Options	DSUs	RSUs	Total	Meets Share Ownership Guidelines?
Number held	8,063	56,286	2,338	Nil	66,687	N/A(2)
Dollar value	$135,378(1)	$64,117	$39,255	$0	$238,750
Other matters
Membership		Attendance	Voting results 2019 – 75.88% FOR 2018 – 96.75% FOR 2017 – 99.2% FOR 2016 – 99.53% FOR
Board Audit Committee(3) HR & Compensation Committee N&CG Committee(3)		94.7% (18 out of 19 100% (6 out of 6) 100% (9 out of 9) 100% (2 out of 2)

Note:

1.	Calculated based on the closing price on June 30, 2020, being $16.79.
2.	Directors have five (5) years to meet their share ownership requirements and are not considered “non-compliant” until then.
3.	Adam left the Audit Committee on March 2, 2020 and joined the N&CG Committee on the same date. This number reflects the meetings held for each committee before and after this date.
Michael Detlefsen – Independent Director Ontario, Canada | Director since February 2020 | Age: 57 ___
Areas of expertise: › Executive management › Finance and investment › Global trade and international business › Government relations and public policy › Mergers and acquisitions
	Current occupation:	Managing Director of Pomegranate Capital Advisors
	Business Experience:	Michael is currently the Managing Director of Pomegranate Capital Advisors, an active investor advisory firm with holdings in the branded consumer and B2B food sectors, agribusiness and financial services. He brings over 30 years as a senior executive and investor in the global consumer products, agri-food, logistics and transportation, and telecom sectors. He has a strong track record of developing and executing strategies to accelerate growth, transform operations, improve capital allocation and substantially enhance corporate performance.
	Education:	Michael obtained a Master’s in Public Policy from Harvard Kennedy School and a Bachelor of Commerce (Hons) from Queen’s University.
	Public Directorships:	› Phoenix Canada Oil Company Ltd. (TSX) from 2015 to present › SunOpta (TSX and NASDAQ) from 2013 to June 2020
	Memberships, professional designations and awards:	Michael obtained his ICD.D. certification from the University of Toronto, Rotman School of Management in 2015.
Share ownership as at June 30, 2020
	Common shares	Options	DSUs	RSUs	Total	Meets Share Ownership Guidelines?
Number held	Nil	3,978	2,021	Nil	5,999	N/A(2)
Dollar value(1)	$0	$0	$33,933	$0	$33,933
Other matters
Membership		Attendance	Voting results N/A
Board(3) Audit Committee(4) Science and Innovation Committee(4)		100% (9 out of 9) 100% (2 out of 2) 100% (1 out of 1)

Notes:

1.	Calculated based on the closing price on June 30, 2020, being $16.79.
2.	Directors have five (5) years to meet their share ownership requirements and are not considered non-compliant” until then.
3.	Michael joined the Board effective February 6, 2020 and the number here reflects the meetings held after this date.
4.	Michael joined the Audit Committee and Science and Innovation Committee effective March 2, 2020 and the number of meetings listed here reflects the meetings held after this date.

Lance Friedmann– Independent Director Illinois, USA | Director since February 2020 | Age: 65 ___
Areas of expertise: › Marketing › Strategy › Consumer/customer insights › Public policy › International markets
	Current occupation:	Self-employed public company director
	Business Experience:	Throughout Lance’s 25-year experience with Kraft Foods and Mondelēz International, Inc. he held a number of roles of progressing scope and responsibility focused on marketing, strategy, and customer insights across the U.S., Latin America, and Asia. His experience includes senior management of Kraft Foods' marketing-related and corporate marketing programs, for Canada, Mexico and Puerto Rico, and Health & Wellness. Notably, he played a critical role in the launch of the "Sensible Solutions" product line, and subsequently led Mondelez's $12 billion global biscuits category, including Oreo, the world's #1 biscuit brand.
	Education:	Lance obtained his BA in Economics from Stanford University in 1976 and his MBA from Harvard Business School in 1978.
	Public Directorships:	N/A
Share ownership as at June 30, 2020
	Common shares	Options	DSUs	RSUs	Total	Meets Share Ownership Guidelines?
Number held	Nil	3,978	1,285	Nil	5,263	N/A(2)
Dollar value(1)	$0	$0	$21,575	$0	$21,575
Other matters
Membership		Attendance	Voting results N/A
Board(3) Audit Committee(4) Science and Innovation Committee(4)		100% (9 out of 9) 100% (2 out of 2) 100% (1 out of 1)

Notes:

1.	Calculated based on the closing price on June 30, 2020, being $16.79.
2.	Directors have five (5) years to meet their share ownership requirements and are not considered “non-compliant” until then.
3.	Lance joined the Board effective February 6, 2020 and the number here reflects the meetings held after this date.
4.	Lance joined the Audit Committee and Science and Innovation Committee effective March 2, 2020 and the number of meetings listed here reflects the meetings held after this date

No Arrangements

None of the nominees proposed for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person, except the directors and senior officers of the Company acting solely in such capacity.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES AND SANCTIONS

Within the 10 years preceding the date of this Information Circular, no proposed nominee for election as a director of the Company was a director, or executive officer of any company (including the Company in respect of which this Information Circular is prepared) or acted in that capacity for a company that was:

(a)	subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;
(b)	subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days;
(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings,

(d)	subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(e)	subject to any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Exception:

Adam Szweras was appointed as a director for Mahdia Gold Corp.’s (“Mahdia”) on April 14, 2016. Mahdia was a Canadian Securities Exchange listed company until February 4, 2016. Mahdia has been subject to a cease trade order since March 13, 2015, due to not filing its financial statements and management’s discussion and analysis pursuant to NI 51-102. Mahdia was subject to the cease trade order prior to Adam joining the Board, and he resigned as a director on May 28, 2018.

Adam Szweras was appointed as a director of Harborside Inc. (“Harborside”) on May 30, 2019. On June 9, 2020, the Ontario Securities Commission (the “OSC”) granted Harborside a management cease trade order in respect of the delayed filing of its audited annual financial statements and corresponding management's discussion and analysis for the year ended Dec. 31, 2019 due to the continued impact of COVID-19. In addition, the OSC issued a temporary cease trade order in connection with Harborside's previously announced proposed refiling of certain historical financial statements for the fiscal years ended Dec. 31, 2017 and 2018, and the interim periods ended March 31, 2019, June 30, 2019, and Sept. 30, 2019, and any corresponding management's discussion and analyses due primarily to changes in the application of accounting treatments related to certain transactions by its reverse takeover acquirer, FLRish Inc. The annual filings and restated financial statements were filed, and the cease trade was revoked effective August 31, 2020.

ITEM 2: Appointment of Auditor

At the Meeting, KPMG LLP, Chartered Professional Accountants, with offices at Pacific Centre, 777 West Georgia Street, Vancouver, British Columbia Canada V6E 4T5, will be nominated for re-appointment as auditor of the Company for the ensuing year. KPMG LLP was initially appointed as the Company’s auditor by the Board on September 25, 2018 and was subsequently approved for appointment by the shareholders on November 30, 2018.

KPMG LLP is subject to the oversight of the Canadian Public Accountability Board, as required under the Canadian Securities Administrators’ (the “CSA”) National Instrument 52-108 – Auditor Oversight.

Auditor independence is essential to the integrity of our financial statements and KPMG has confirmed its status as independent within the meaning of the Canadian and US securities rules.

The Board proposes that KPMG LLP, CHARTERED PROFESSIONAL ACCOUNTANTS, be appointed as auditor OF THE COMPANY and recommends that you vote for the appointment of KPMG LLP as our auditor. You may vote for or against the appointment OF KPMG LLP AS our auditors or withhold your vote. Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the appointment of KPMG LLP as the Company’s auditor.

Audit Committee and Relationship with Auditor

The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the review of financial information, which will be provided to the shareholders and the public, the establishment and maintenance of internal controls across the organization , and oversight of the audit process. It has general responsibility to oversee internal controls, accounting and auditing activities and legal compliance of the Company. The Audit Committee also is also mandated to review and approve all material related party transactions.

The Company’s Audit Committee Charter is attached as Schedule “A” to the Company’s Annual Information Form dated September 24, 2020 for financial year ended June 30, 2020 which is available on the Company’s SEDAR profile at www.sedar.com. The Company’s Audit Committee members as of the year ended June 30, 2020 were Margaret Shan Atkins (Chair), Ron Funk, Lance Friedman and Michael Detlefsen. All members of the Audit Committee are currently independent. National Instrument 52-110 – Audit Committees (“NI 52-110”) requires the Company to disclose annually certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor. See sections in the Company’s 2020 Annual Information Form prepared for the financial year ended June 30, 2020, which contains information about the Company’s Audit Committee and information containing the Company’s relationship with its current auditor, KPMG LLP.

External Auditor Service Fees (By Category)

The Audit Committee has reviewed the nature and amount of the audit services rendered to the Company to ensure auditor independence. The aggregate fees billed by the Company’s external auditor, KPMG LLP, at the June 30, 2020 financial year end are as follows:

Financial Period Ending	Audit Fees ($)(1)	Audit Related Fees ($)(2)	Tax Fees ($)(3)	All Other Fees ($)(4)
2020	2,856,480	231,120	255,010	–
2019	1,395,500(5)	279,341(5)	967,352	–

Notes

(1)	“Audit Fees” includes fees for the performance of the annual audit and quarterly reviews of the financial statements, which includes the audit of significant transactions and matters.
(2)	“Audit-Related Fees” includes fees for assurance related services that have not been reflected under (1). This includes, but is not limited to, services in connection with registration statements such as due diligence procedures or issuance of comfort letters and audit or attest services not required by legislation or regulation.
(3)	“Tax Fees” includes fees for tax compliance, tax planning, tax structuring and tax advice.
(4)	“All Other Fees” refers to fees for ad hoc projects, which include reviews of prospectus and financing documents.
(5)	Fees related to prospectus and related assistance to underwriters of $260,000 were reclassified from Audit Fees to Audit Related Fees

ITEM 3: 10% “ROLLING” SHARE OPTION PLAN RENEWAL

At the Company’s Annual General and Special Meeting held on November 13, 2017 (the “2017 Meeting”), shareholders approved the adoption by the Company of a 10% “rolling” share option plan dated for reference September 25, 2017 (the “Option Plan”). In accordance with the policies of the TSX, the Option Plan must be presented to shareholders for consideration and approval for continuation every three (3) years.

Since the Company’s 2017 Meeting, the Option Plan was amended with respect to vesting provisions in the event of retirement, early retirement, death or disability. Certain other housekeeping amendments were also made to the Option Plan. These amendments did not require shareholder approval to implement as they fall within the amendment provisions in the Option Plan.

A summary of the material terms of the Option Plan, as amended, is set out below. Capitalized terms used but not defined in this section of the Information Circular shall have the meanings ascribed thereto in the Option Plan, which is attached as Schedule “A” to this Information Circular.

Summary of the Option Plan

Eligible Persons - Stock options (“Options”) may be granted to directors, officers, employees or consultants of the Company or any of its subsidiaries as determined by the Board as being eligible for participation in the Option Plan (an “Eligible Person”).

Restriction on Option Grants to Insiders - The Option Plan is subject to restrictions that:

(a)	the number of Common Shares issued to Insiders as a group pursuant to Options granted under the Option Plan, when combined with Common Shares issued to Insiders under all the Company’s other Share Compensation Arrangements shall not exceed 2% of the issued Common Shares within any 12-month period;
(b)	the number of Common Shares issuable to Insiders at any time as a group under the Option Plan, when combined with Common Shares issuable to Insiders under all the Company’s other Share Compensation Arrangements, shall not exceed 10% of the Company’s issued Common Shares; and
(c)	no exercise price of an Option granted to an Insider may be reduced nor an extension to the term of an Option granted to an Insider extended without further approval of the disinterested shareholders of the Company.

Plan Administrator - The Board (the “Plan Administrator”) is authorized to interpret the Option Plan from time to time and to adopt, amend and rescind rules and regulations for carrying out the terms of the Option Plan. The interpretation and construction of any provision of the Option Plan by the Board shall be final and conclusive. Administration of the Option Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

Maximum Number of Shares Issuable - The number of Common Shares issuable under the Option Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares. In addition to this 10% cap,

(a)	The aggregate number of Common Shares issuable upon the exercise of all Options granted under the Option Plan and under all other Share Compensation Arrangement (pre-existing or otherwise) shall not exceed 10% of the issued and outstanding Common Shares as at the date of grant of each Option pursuant to the Option Plan. If any Option granted hereunder shall expire, terminate for any reason in accordance with the terms of the Option Plan or be exercised, Common Shares subject thereto shall again be available for the purpose of the Option Plan.
(b)	The aggregate number of Common Shares, which may be issuable at any time pursuant to the Option Plan or any other Share Compensation Arrangement (pre-existing or otherwise) to Insiders, shall not exceed 10% of the Common Shares outstanding at the date of grant of an Option.

(c)	The aggregate number of Common Shares, which may be issued pursuant to the Option Plan or any other Share Compensation Arrangement (pre-existing or otherwise) to Insiders within a one-year period, shall not exceed 10% of the Common Shares then outstanding.

Exercise Price - The Board shall determine the exercise price per Common Share at the time the Option is granted, but, in any event, shall not be less than the closing price of the Common Shares on the Exchange ending on the Trading Day immediately preceding the grant date of the Option.

Vesting of Options - Options granted pursuant to the Option Plan shall vest and become exercisable by an Optionee at such time or times as may be determined by the Board and may be made subject to performance conditions as the Board may determine at the time of grant of such Options.

Term of Options - Subject to the blackout provisions described below, the Option Period shall be determined by the Board at the time of grant of the Options provided, however, that the Option Period must not extend beyond five years from the grant date of the Option.

Termination of Options - Subject to any provisions with respect to vesting of Options in an Optionee’s employment agreement with the Company, if an Optionee ceases to be an Eligible Person, other than as a result of termination for cause, any Option held by such Optionee at the date such person ceases to be an Eligible Person shall be exercisable only to the extent that the Optionee is entitled to exercise the Option on such date and only for 90 days thereafter (or such longer period as may be prescribed by law or as may be determined by the Board in its sole discretion) or prior to the expiration of the Option Period in respect thereof, whichever is sooner. Subject to the provisions with respect to vesting of Options in an Optionee’s employment agreement with the Company, in the case of an Optionee being terminated for cause, the Option shall immediately terminate and shall no longer be exercisable as of the date of such termination, subject to the Board determining otherwise. Notwithstanding the foregoing, when an Optionee ceases to be an Eligible Person, the Board has discretion to accelerate the vesting of his/her Options and/or allow such Options to continue for a period beyond 90 days, except however, that such Options may not be extended beyond the expiry of their original Option Period.

In the case of an Optionee who is being dismissed from employment or service for cause, or whose services are terminated for cause, such Optionee’s Options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same.

Retirement or Early Retirement - In respect of Retirement or Early Retirement of an Optionee, unless determined otherwise by Board:

(a)	in the event of the Retirement of an Optionee, any Options granted to the Optionee will continue to vest without altered vesting terms;
(b)	in the event of the Early Retirement of an Optionee, any Options granted to the Optionee will vest pro-rata on an accelerated basis calculated by dividing the number of months that have elapsed between the applicable grant date and the date of Retirement by the total number of months between the grant date and the vesting date.

Assignability or Transferability of Options - Options are not assignable or transferable other than by will or by the applicable laws of descent, except to a Holding Company of the Optionee or by a Holding Company to the Optionee, with the consent of the Company. During the lifetime of an Optionee, all Options may only be exercised by the Optionee or such Holding Company.

Black-Out Period - In the event that the expiry of an Option Period falls within, or within two (2) Trading Days after the end of, a trading blackout period imposed by or on the Company (the “Blackout Period”), the expiry date of such Option Period shall be automatically extended to the close of the 10th Trading Day following the end of the Blackout Period.

Amendment, Modification or Termination of the Option Plan - Subject to the requisite regulatory approvals, and shareholder approval as prescribed under the Option Plan and any applicable rules of the TSX, the Board may, from time to time, amend or revise the terms of the Option Plan (including Options granted thereunder) or may discontinue the Option Plan at any time provided however that no such amendment may, without the consent of the Optionee, in any manner materially adversely affect his rights under any Option theretofore granted under the Option Plan.

(a)	The Board may, subject to receipt of requisite shareholder and regulatory approval, make the following amendments to the Option Plan (including Options granted thereunder):
(i)	any amendment to the Option Plan including, without limitation, any amendment to the percentage of securities reserved and issuable under the Option Plan;
(ii)	any change to the definition of “Eligible Persons” that would have the potential of narrowing or broadening or increasing Insider participation;
(iii)	the addition of any form of financial assistance;
(iv)	any amendment to a financial assistance provision that is more favourable to Eligible Persons;

(v)	the addition of deferred or restricted share unit or any other provision which results in Eligible Persons receiving securities while no cash consideration is received by the Company;
(vi)	any amendment to the Option Plan to permit Options to be transferred or assigned other than for normal estate settlement purposes;
(vii)	any amendment that reduces the exercise price or permits the cancellation and re- issuance of Options;
(viii)	any amendment that extends Options beyond the original Option Period of such Options;
(ix)	any other amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities; and
(x)	any reduction to the range of amendments requiring shareholder approval contemplated in this Section or any other amendments to the amending provisions of the Option Plan;
(b)	The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion (without shareholder approval), make all other amendments to the Option Plan (including Options granted thereunder) that are not of the type contemplated in the Option Plan above, including, without limitation:
(i)	amendments which are of a typographical, grammatical, clerical or of a housekeeping nature;
(ii)	the addition of or a change to vesting provisions of a security or the Option Plan;
(iii)	the addition of a cashless exercise feature; and
(iv)	a change to the termination provisions of a security or the Option Plan that does not entail an extension beyond the original Option Period.
(c)	Notwithstanding the provisions of the Option Plan, the Company shall additionally obtain requisite shareholder approval in respect of amendments to the Option Plan that are contemplated pursuant to the Option Plan to the extent such approval is required by any applicable law or regulations.

Shareholder Approval Required

At the Meeting, shareholders will be asked to pass an ordinary resolution, with or without variation, as follows:

“BE IT RESOLVED that:

1.	the Share Option Plan of the Company attached as Schedule “A” to the Company’s Information Circular dated September 28, 2020 (the “Share Option Plan”), be and is hereby ratified, confirmed and approved;
2.	all currently available and unallocated Options issuable pursuant to the Share Option Plan, are hereby approved and authorized for grant until November 12, 2023;
3,	the Company have the ability to continue granting Options under the Share Option Plan on a 10% of the issued Common Shares rolling basis; and
4.	any one director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute or cause to be executed, whether under the common seal of the Company or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to give effect to these resolutions.”

To pass, the resolution must be approved by a majority vote of the Common Shares voted, in person or by Proxy, on the resolution. As the Option Plan contains prescribed limits on participation in the plan by insiders of the Company, any shareholder who is an insider and who may receive Options under the plan may also vote on this resolution.

All previously allocated Options will continue unaffected regardless of the outcome of the vote. However, should the resolution not be approved by the shareholders the Company will no longer be able to make Option grants under the Option Plan, and all allocated Options will no longer be available for reallocation if they are cancelled or expire unexercised. Any future Option grants then would require shareholder approval.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE RENEWAL OF THE 10% ROLLING SHARE OPTION PLAN. Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the renewal of the Option Plan.

ITEM 4:	PROPOSED FIXED PERFORMANCE SHARE UNIT PLAN

On September 10, 2020 the Board concluded that in order to enhance flexibility in connection with security-based compensation arrangements the Company should adopt a Performance Share Unit Plan (the “PSU Plan”). The addition of this type of long-term incentive was made to ensure alignment with the Company’s evolving compensation objectives and, should shareholders approve the PSU Plan, it will provide compensation that is conditional on the achievement of predetermined performance criteria.

The aggregate maximum number of Common Shares reserved for issuance from treasury under the PSU Plan, subject to adjustment in accordance with the PSU Plan, will not exceed 3,000,000 Common Shares. The maximum aggregate number of Common Shares which may be reserved for issuance to any one Participant under the PSU Plan together with all of the Company’s other previously established or proposed share compensation arrangements will not exceed 10% of the issued and outstanding Common Shares on the grant date (on a non-diluted basis).

A summary of the material terms of the PSU Plan is set out below. Capitalized terms used but not defined in this section of the Information Circular shall have the meanings ascribed thereto in the PSU Plan, which is attached as Schedule “B” to this Information Circular.

Summary of the PSU Plan

Purpose - The PSU Plan provides for the granting of performance share unit awards (“PSUs) for services rendered and the settlement of such PSUs through the issuance of Common Shares from treasury or the payment of cash, for the purpose of advancing the interests of the Company and its shareholders through the motivation, attraction and retention of employees, officers and Eligible Consultants and the alignment of their interest with the interest of the Company’s shareholders.

Administration – The PSU Plan will be administered by the Company’s HR & Compensation Committee, which will be responsible for establishing the performance conditions or measures for the grant of PSUs to Participants, including the entitlement Date.

Eligible Participants - The HR & Compensation Committee will from time to time determine the Participants who may participate in the Plan and will, from time to time, determine the Participants to whom PSUs will be granted and the provisions, performance conditions and restrictions with respect to such grant(s), all such determinations to be made in accordance with the terms and conditions of the Plan, and the Committee may take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Company and any other factors which the HR & Compensation Committee deems appropriate and relevant.

Maximum number of Common Shares - The aggregate maximum number of Common Shares reserved for issuance from treasury under the PSU Plan, subject to adjustment in accordance with the PSU Plan, will not exceed 3,000,000 Common Shares. The maximum aggregate number of Common Shares:

(a)	which may be reserved for issuance to any one Participant under the PSU Plan together with all of the Company’s other previously established or proposed share compensation arrangements will not exceed 10% of the issued and outstanding Common Shares on the grant date (on a non-diluted basis);
(b)	which may be issuable to Insiders under the PSU Plan together with all of the Company’s other previously established or proposed share compensation arrangements will not exceed 10% of the Common Shares issued and outstanding on the grant date (on a non-diluted basis); and
(c)	which may be issued to Insiders under the PSU Plan together with all of the Company’s other previously established or proposed share compensation arrangements within a twelve-month period will not exceed 10% of the issued and outstanding Common Shares at the time of issuance (on a non-diluted basis).

Settlement of PSUs - The Company will satisfy its payment obligation, net of any applicable taxes and other source deductions required by law to be withheld by the Company (or any of its affiliates), for the settlement of PSUs by either:

(a)	the issuance of Common Shares to the Participant in an amount equal to the number of PSUs being settled, or
(b)	a payment in cash to the Participant equal to the Market Price of a Common Share on the Entitlement Date multiplied by the number of Performance Share Units being settled,

in each case (in the case of PSUs that are subject to performance conditions or measures) multiplied by the Achieved Performance Ratio, being the percentage, ranging from 0% to 200% (or within such other range as the Board may determine from time to time), quantifying the performance achievement realized on an Entitlement Date determined in accordance with the performance conditions or measures and other terms outlined in the grant letter evidencing such PSU award.

Termination Provisions - In the event of the Termination with cause of a Participant prior to the Entitlement Date, any PSUs held by the Participant will immediately terminate and be of no further force or effect, provided that the HR & Compensation Committee has the absolute discretion to waive such termination. In the event of the Termination without cause of a Participant prior to the Entitlement Date, the Participant’s Entitlement Date will be accelerated on a pro-rata basis calculated on the actual performance achievement realized at the time of Termination.

Retirement Provisions - In the event of Retirement of the Participant, the Participant’s Entitlement Date will not be altered. In the event of Early Retirement of the Participant, the Participant’s Entitlement Date will be accelerated on a pro-rata basis calculated by dividing the number of months that have elapsed between the applicable grant date and the Retirement Date by the total number of months between the Grant Date and the Entitlement Date.

Change of Control Provisions - In the event of a Change of Control and if, at the time of the Change of Control:

(a)	the Participant is an Eligible Employee and, within 12 months of such Change of Control, the Company terminates the employment or services of said Participant/Eligible Employee for any reason other than just cause or any “triggering event” occurs (as defined in the employment agreement or other contractual arrangement in place between the Participant/Eligible Employee and the Company) (the “Triggering Event”), then on the date of such Triggering Event (the “Early Measurement Date”), the PSUs outstanding and held by the Participant will immediately vest in an amount equal to the product obtained by multiplying (i) the total number of Common Shares otherwise issuable pursuant to such PSUs or the full value of such PSUs (as determined in the absolute discretion of the Board) and (ii) the Applicable Pro-Ration Factor; and
(b)	the Participant is not an Eligible Employee of the Company, then all Performance Share Units outstanding and held by the Participant will immediately vest.

Non-Assignable - Except as otherwise may be expressly provided for under the PSU Plan or pursuant to a will or by the laws of descent and distribution, no PSU and no other right or interest of a Participant is assignable or transferable.

Amendments without Shareholder Approval - The HR & Compensation Committee may from time to time in its absolute discretion amend, modify and change the provisions of the PSU Plan (including any grant letters) without shareholder approval, including, without limitation, amendments of a housekeeping nature, changes to the Entitlement Date of any PSUs.

Amendments requiring Shareholder Approval - Any amendments, modifications or changes to the provisions of the PSU Plan (including any grant letters) which would materially increase the benefits under the PSU Plan, modify rights of shareholders, increase the number of Common Shares which may be issued pursuant to the PSU Plan, modify the requirements as to eligibility for participation in the PSU Plan, or make any amendment to increase the ability of the Board to amend the Plan without shareholder approval will only be effective upon such amendment, modification or change being approved by the shareholders of the Company, if required, by the TSX and any other Stock Exchange or regulatory authority having jurisdiction over the securities of the Company.

On September 10, 2020, the Company approved, subject to shareholder approval at the Meeting, the grant of an aggregate of 419,442 PSUs to officers and employees, representing 0.3% of the issued and outstanding Common Shares as of the date of this Information Circular, these being the only awards outstanding under the PSU Plan. There are currently 2,580,558 PSUs available for grant, representing approximately 2.1% of the issued and outstanding Common Shares as of the date of this Information Circular. If shareholder approval is not obtained, the conditional grant of PSUs will be cancelled, and the Company will negotiate alternative incentive-based compensation for those persons.

Shareholder Approval Required

At the Meeting, shareholders will be asked to pass an ordinary resolution, with or without variation, as follows:

“BE IT RESOLVED that:

1.	the Performance Share Unit Plan (the (“PSU Plan”) in the form attached as Schedule “B” to the Company’s Information Circular dated September 28, 2020 allowing for the issuance of a maximum of 3,000,000 Common Shares of the Company under the PSU Plan and all unallocated rights and other entitlements issuable thereunder be and are hereby approved and authorized in accordance with the rules of the Toronto Stock Exchange ;
2.	the issuance of 419,442 Performance Share Units (“PSUs”) to officers and employees of the Company as detailed in the Information Circular dated September 28, 2020, be and are hereby authorized, confirmed and approved, subject to final regulatory approval; and
3.	any officer or director of the Company is authorized and directed to execute and deliver, under corporate seal or otherwise, all such documents and instruments and to do all such acts as in the opinion of such officer or director may be necessary or desirable to give effect to this resolution.”

To pass, the resolution must be approved by a majority vote of the shares voted, in person or by Proxy, on the resolution. As the PSU Plan contains prescribed limits on participation in the plan by insiders of the Company, any shareholder who is an insider and who may receive PSUs under the plan may also vote on this resolution.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ADOPTION OF THE PSU PLAN. Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the adoption of the PSU Plan.

ITEM 5: FIXED RESTRICTED SHARE UNIT PLAN AMENDMENT

At the 2017 Meeting, shareholders approved the adoption by the Company of the Company’s Fixed Restricted Share Unit Plan dated for reference September 25, 2017 (the “RSU Plan”). The Company is currently authorized to grant a maximum of 833,333 Common Shares pursuant to the RSU Plan, on a post-consolidated basis.

The RSU Plan was designed to provide certain directors, officers and other key employees of the Company and its related entities with the opportunity to acquire restricted share units ("RSUs") of the Company in order to enable them to participate in the long-term success of the Company and to promote a greater alignment of their interests with the interests of the shareholders. The Board (or such other committee the Board may appoint) is responsible for administering the RSU Plan.

Since the Company’s 2017 Meeting, the RSU Plan was amended as follows:

•	by a resolution of the Board at a board meeting held on July 16, 2018 to allow participants to revoke their election to defer payments; and
•	by a resolution of the Board at a board meeting held on September 10, 2020 to (i) include specific vesting and payment provisions in the case of retirement and early retirement; and (ii) amend the termination provisions in respect of termination with and without cause.

These amendments did not require shareholder approval to implement as they fall within the amendment provisions in the RSU Plan.

Amendment Requiring Shareholder Approval

On September 10, 2020, the Company approved, subject to shareholder approval at the Meeting, an increase to the number of Common Shares available for issuance under the RSU Plan from 833,333 Common Shares to 3,000,000 Common Shares, on a post-consolidated basis. This amendment is being put in place to accommodate the Company’s anticipated awards over the ensuing periods. Please refer to the disclosure in the section entitled “Compensation Discussion and Analysis” in this Information Circular for more information on how the Company utilizes RUSs as part of its compensation practices.

A summary of the material terms of the RSU Plan, as amended, is set out below. Capitalized terms used but not defined in this section of the Information Circular shall have the meanings ascribed thereto in the RSU Plan.

Summary of the RSU Plan

Benefits of the RSU Plan - The RSU Plan is designed to be a long term incentive for the directors, officers and other key employees of the Company (“Participants”) to provide for the acquisition of Common Shares by Participants for the purpose of advancing the interests of the Company through the motivation, attraction and retention of employees, directors and consultants of the Company and its designated affiliates and to secure for the Company and the shareholders of the Company the benefits inherent in the ownership of Common Shares by key employees, consultants and directors of the Company and its designated affiliates the opportunity offered to them to acquire a proprietary interest in the Company.

Nature and Administration of the RSU Plan - All Participants (as defined in the RSU Plan) of the Company and its related entities are eligible to participate in the RSU Plan (as “RSU Plan Participants”), though the Company reserves the right to restrict eligibility or otherwise limit the number of persons eligible for participation in the RSU Plan at any time. Eligibility to participate in the RSU Plan does not confer upon any person a right to receive an award of RSUs. The RSU Plan shall be administered by the Board or a committee appointed by the Board who will administer the RSU Plan and who can, from time to time, award RSUs to RSU Plan Participants (the “Committee”). RSUs will be credited to an account maintained for each RSU Plan Participant on the books of the Company as of the award date. The number of RSUs to be credited to each RSU Plan Participant’s account shall be determined at the discretion of the Board and pursuant to the terms of the RSU Plan.

Maximum Number of Shares - The maximum number of Common Shares made available for the RSU Plan shall not exceed 3,000,000 Common Shares, subject to adjustments pursuant the RSU Plan. The aggregate number of Common Shares issuable to Insiders pursuant to RSUs granted and all other security-based compensation arrangements shall not, at any time, exceed 10% of the total number of Common Shares then outstanding. The aggregate number of Common Shares issued to Insiders pursuant to RSUs and all other security-based compensation arrangements, within a one-year period, shall not exceed 10% of the total number of Common Shares then outstanding. The number of Common Shares then outstanding shall mean the number of Common Shares outstanding on a non-diluted basis immediately prior to the proposed award of the applicable RSUs.

Restricted Period - The restricted period is subject to the discretion of the Board. The term “Restricted Period” (defined in the RSU Plan) means any period of time during which an RSU is not vested and the RSU Plan Participant holding such RSU remains ineligible to receive RSUs as determined by the Committee, in its absolute discretion, however, such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Committee, including but not limited to circumstances involving death or disability of an RSU Plan Participant.

Termination with Cause - Subject to any provisions with respect to vesting of Restricted Share Units in a Participant’s employment agreement with the Company, in the event of the Termination with cause of a Participant during the Restricted Period, any Restricted Share Units held by the Participant shall immediately terminate and be of no further force or effect, provided that the Committee has the absolute discretion to waive such termination.

Subject to any provisions with respect to vesting of Restricted Share Units in a Participant’s employment agreement with the Company, in the event of the Termination with cause of the Participant following the Restricted Period and prior to the Deferred Payment Date, the Participant shall be entitled to receive and the Company shall issue forthwith Restricted Shares in satisfaction of the Restricted Share Units then held by the Participant.

Termination without Cause - Subject to any provisions with respect to vesting of Restricted Share Units in a Participant’s employment agreement with the Company, in the event of the Termination without cause of a Participant during the Restricted Period, any Restricted Share Units held by the Participant shall cease vesting after Termination, provided that the Committee shall have the discretion to waive or alter any vesting.

Subject to any provisions with respect to vesting of Restricted Share Units in a Participant’s employment agreement with the Company, in the event of the Termination without cause of the Participant following the Restricted Period and prior to the Deferred Payment Date, the Participant shall be entitled to receive and the Company shall issue forthwith Restricted Shares in satisfaction of the Restricted Share Units then held by the Participant.

Retirement or Early Retirement - Subject to any provisions with respect to vesting of Restricted Share Units in a Participant’s employment agreement with the Company, in the event of the Retirement or Early Retirement of a Participant during the Restricted Period, any Restricted Share Units held by the Participant shall vest pro-rata on an accelerated basis calculated by dividing the number of months that have elapsed between the date of the applicable Restricted Share Unit Grant Letter and the Retirement Date by the total number of months between the date of the applicable Restricted Share Unit Grant Letter and the end of the Restricted Period, provided that the Committee shall have the discretion to waive or alter any vesting.

Subject to any provisions with respect to vesting of Restricted Share Units in a Participant’s employment agreement with the Company, in the event of the Retirement or Early Retirement of the Participant following the Restricted Period and prior to the Deferred Payment Date, the Participant shall be entitled to receive and the Company shall issue forthwith Restricted Shares in satisfaction of the Restricted Share Units then held by the Participant.

Payment of Dividends - In the event a cash dividend is paid to shareholders on the Common Shares while an RSU is outstanding, the Committee may, in its sole discretion, elect to credit each RSU Plan Participant with additional RSUs. In such case, the number of additional RSUs will be equal to the aggregate amount of dividends that would have been paid to the RSU Plan Participant if the RSUs in the RSU Plan Participant’s account on the record date had been Common Shares divided by the Market Price (as such term is defined in the TSX Company Manual) of a Common Shares on the date on which dividends were paid by the Company. If the foregoing shall result in a fractional RSU, the fraction shall be disregarded.

Death or Disability of Participant - Subject to any provisions with respect to vesting of RSUs in an RSU Plan Participant’s employment agreement with the Company, in the event of the total disability or death of an RSU Plan Participant, any RSUs held by the RSU Plan Participant shall vest immediately and the Company shall issue Common Shares for each vested RSU, to the RSU Plan Participant or legal personal representatives of the RSU Plan Participant forthwith in full satisfaction thereof.

Adjustments - In the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Committee in:

(a)	the number of Common Shares available under the RSU Plan; and
(b)	the number of Common Shares subject to any outstanding RSUs.

If the foregoing adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the RSU Plan.

Change of Control - Subject to any provisions with respect to vesting of RSUs in an RSU Plan Participant’s employment agreement with the Company, in the event of a Change of Control, all RSUs outstanding shall vest or be deemed to have vested immediately prior to the Change of Control and be forthwith settled by the issuance of applicable Common Shares notwithstanding the Restricted Period and any applicable Deferred Payment Date.

Non-Assignable - Except as otherwise may be expressly provided for under the RSU Plan or pursuant to a will or by the laws of descent and distribution, no RSU and no other right or interest of a Participant is assignable or transferable.

Amendment or Termination of RSU Plan - The Committee may from time to time in the absolute discretion of the Committee, without further shareholder approval, amend, modify and change the provisions of the RSU Plan, including, without limitation:

(a)	amendments of a housekeeping nature; and
(b)	changes to the Restricted Period of any RSU.

However, other than as set out above, any amendment, modification or change to the provisions of the RSU Plan, which would:

(a)	materially increase the benefits of the holder under the RSU Plan to the detriment of the Company and its shareholders;
(b)	increase the maximum number of Common Shares, which may be issued pursuant to the RSU Plan;
(c)	reduce the range of amendments requiring shareholder approval contemplated in this Section;
(d)	permit RSUs to be transferred other than for normal estate settlement purposes;
(e)	change insider participation limits and the director limits which would result in shareholder approval to be required on a disinterested basis; or
(f)	materially modify the requirements as to eligibility for participation in the RSU Plan;

shall only be effective upon such amendment, modification or change being approved by the shareholders of the Company. In addition, any such amendment, modification or change of any provision of the RSU Plan shall be subject to the approval, if required, by any regulatory authority having jurisdiction over the securities of the Company.

Shareholder Approval Required

At the Meeting, shareholders will be asked to pass an ordinary resolution, with or without variation, as follows:

“BE IT RESOLVED that:

1.	the Restricted Share Unit Plan of the Company (the “RSU Plan”) be amended to increase the number of Common Shares available for issuance thereunder from 833,333 Common Shares to 3,000,000 Common Shares of the Company on a post-consolidated basis, and all unallocated rights and other entitlements issuable thereunder be and are hereby approved and authorized in accordance with the rules of the Toronto Stock Exchange; and
2.	any officer or director of the Company is authorized and directed to execute and deliver, under corporate seal or otherwise, all such documents and instruments and to do all such acts as in the opinion of such officer or director may be necessary or desirable to give effect to these resolutions.”

To pass, the resolution must be approved by a majority vote of the shares voted, in person or by Proxy, on the resolution. As the RSU Plan contains prescribed limits on participation in the plan by insiders of the Company, any shareholder who is an insider and who may receive RSUs under the plan may also vote on this resolution.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE AMENDMENT TO THE RSU PLAN. Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the amendment to the RSU Plan.

ITEM 6: FIXED DEFERRED SHARE UNIT PLAN AMENDMENT

On October 5, 2018, the Board approved the adoption of a Non-Employee Directors Deferred Share Unit Plan (the “DSU Plan”) which was ratified by the shareholders at the annual general and special meeting held on November 30, 2018.

The purpose of the DSU Plan is to provide non-employee directors (Eligible Persons) with the opportunity to receive equity based compensation and incentives, thereby (i) increasing the proprietary interests of the Eligible Persons in the Company, (ii) aligning the interests of such Eligible Persons with the interests of the Company’s shareholders (iii) encouraging such Eligible Persons to remain associated with the Company, and (iv) substituting equity based compensation for cash based compensation.

Amendment Requiring Shareholder Approval

On September 10, 2020, the Company approved, subject to shareholder approval at the Meeting, an increase to the number of Common Shares available for issuance under the DSU Plan from 83,333 Common Shares to 500,000 Common Shares, on a post-consolidated basis. This amendment is being put in place to accommodate the Company’s non-executive director fee model over the ensuing periods. Please refer to the disclosure below and in the section entitled “Compensation Discussion and Analysis – Director Compensation – Non-Executive Directors” in this Information Circular for more information on how the Company utilizes DSUs as part of its director compensation practices.

A summary of the DSU Plan is set out below and a complete copy of the DSU Plan is available under the Company’s SEDAR profile. Capitalized terms used, but not defined herein have the meaning ascribed to them in the DSU Plan.

Summary of the DSU Plan

Administration of Plan - The HR and Compensation Committee administers the DSU Plan. The DSU Plan provides that non-employee directors may elect to receive up to 100% of their annual compensation amount as established from time to time by the Board (the “Annual Base Compensation”) in DSUs. A DSU is a unit credited to a Participant by way of a bookkeeping entry in the books of the Company, the value of each DSU is equivalent to one Common Share. All DSUs paid with respect to Annual Base Compensation or otherwise awarded by the Board of Directors will be credited to the director by means of an entry in a notional account in their favour on the books of the Company (a “DSU Account”) when such Annual Base Compensation is payable or discretionary grant is made. The director’s DSU Account will be credited with the number of DSUs calculated to the nearest thousandth of a DSU, determined by dividing the dollar amount of compensation payable in DSUs on the payment date by the Share Price of a Common Share at the time. Share Price is defined in the DSU Plan and means (if the Common Shares are listed and posted for trading on the TSX) the closing price of a Common Share on the TSX averaged over the five (5) consecutive trading days immediately preceding the date of grant or the redemption date, as the case may be. Fractional Common Shares will not be issued, and any fractional entitlements will be rounded down to the nearest whole number. In addition to the DSUs granted as part of a director’s Annual Base Compensation, the Board may also, from time to time and in its sole discretion, grant one or more awards of DSUs to directors on terms and conditions consistent with the DSU Plan.

Generally, a Participant (as defined in the DSU Plan) shall be entitled to redeem his or her DSUs during the period commencing on the business day immediately following the date upon which the Participant ceases to hold any position as a director of the Company or its subsidiaries and is no longer otherwise employed by the Company or its subsidiaries, including in the event of death of the Participant (the “Termination Date”) and ending on the 90th day following the Termination Date, provided, however that for U.S. Eligible Participants, redemption will be made upon such Participant’s “separation from service” as defined under Internal Revenue Code Section 409A.

Redemptions of DSUs under the DSU Plan may be (i) in Common Shares issued from treasury (subject to the shareholder approval being sought at this Meeting), (ii) Common Shares purchased by the Company on the open market for delivery to the former non-employee director, or (iii) settled in cash or any combination of the foregoing, as determined by the Board in its sole discretion.

Maximum Number of Common Shares Issuable for DSUs - DSUs may be granted by the Company in accordance with the DSU Plan provided the number of Common Shares issuable pursuant to the DSUs outstanding pursuant to the DSU Plan from time to time currently shall not exceed 83,333 on a post-consolidated basis. The maximum number issuable is being amended, subject to shareholder approval at the Meeting, to 500,000. The maximum number of Common Shares issuable pursuant to all Security Based Compensation Arrangements (including the Option Plan, DSU Plan, RSU Plan and PSU Plan, subject to shareholder approval), at any time, including all shares, options or other rights to purchase or otherwise acquire Common Shares that are granted, shall not exceed, in aggregate, 10% of the total number of outstanding Common Shares.

The DSU Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the DSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, will not exceed 10% of the total number of outstanding Common Shares. Further, the aggregate number of shares that may be issued to insiders pursuant to the DSU Plan and all other security-based compensation arrangements of the Company, within any 12-month period may not exceed 10% of the Common Shares outstanding at the beginning of such 12-month period.

Transferability - No right to receive payment of deferred compensation or retirement awards shall be transferable or assignable by any Participant under the DSU Plan except by will or laws of descent and distribution.

Amendments to the DSU Plan - The Board may at any time, and from time to time, and without shareholder approval, amend any provision of the DSU Plan, subject to any regulatory or stock exchange requirement at the time of such amendment, including, without limitation:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the DSU Plan including amendments of a “clerical” or “housekeeping” nature;
(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the DSU Plan;
(c)	amendments to the termination provisions of the DSU Plan;
(d)	amendments necessary or advisable because of any change in applicable laws;
(e)	amendments to the transferability of DSUs;
(f)	amendments relating to the administration of the DSU Plan; or
(g)	any other amendment, fundamental or otherwise, not requiring shareholder approval under applicable laws;

provided, however, that:

(i)   no such amendment of the DSU Plan may be made without the consent of each affected Participant in the DSU Plan if such amendment would adversely affect the rights of such affected Participant(s) under the DSU Plan; and

(ii)  shareholder approval shall be obtained in accordance with TSX requirements, for any amendment:

i.	to increase the maximum number of Common Shares which may be issued under the DSU Plan;
ii.	to the amendment provisions of the DSU Plan; or
iii.	to expand the definition of “Participant”.

Certain United States Federal Income Tax Consequences - The following is a summary of the principal U.S. federal income tax consequences generally applicable to DSUs awarded under the DSU Plan. The following description applies to DSUs that are subject to U.S. federal income tax. The grant of DSUs and the crediting of DSUs to a Director’s DSU Account should not result in taxable income to the Director at the time of grant. When DSUs are settled, the Director will recognize ordinary income equal to the fair market value of the Common Shares and cash received in settlement of the DSUs, and the Company will be entitled at that time to a corporate income tax deduction (for U.S. federal income tax purposes) for the same amount, subject to the general rules concerning deductibility of compensation. A Director’s basis in any Common Shares received will equal the fair market value of the Common Shares at the time the Director recognizes ordinary income. If, as usually is the case, the Common Shares are a capital asset in the Director’s hands, any additional gain or loss recognized on a subsequent sale or exchange of the Common Shares will not be ordinary income but will qualify as a capital gain or loss. To the extent that a Director’s DSUs are subject to U.S. federal income tax and to taxation under the Income Tax Act (Canada), DSUs awarded under the DSU Plan are intended to comply with Section 409A of the Internal Revenue Code and to avoid adverse tax consequences under paragraph 6801(d) of the regulations under the Income Tax Act (Canada), To that end, the DSU Plan contains certain forfeiture provisions that could apply to DSUs awarded under the DSU Plan in limited circumstances.

Shareholder Approval Required

At the Meeting, shareholders will be asked to pass an ordinary resolution, with or without variation, as follows:

“BE IT RESOLVED that:

1.	the Deferred Share Unit Plan of the Company (the “DSU Plan”) be amended to increase the number of Common Shares available for issuance thereunder from 83,333 Common Shares to 500,000 Common Shares of the Company on a post-consolidated basis, and all unallocated rights and other entitlements issuable thereunder be and are hereby approved and authorized in accordance with the rules of the Toronto Stock Exchange; and
2.	any officer or director of the Company is authorized and directed to execute and deliver, under corporate seal or otherwise, all such documents and instruments and to do all such acts as in the opinion of such officer or director may be necessary or desirable to give effect to these resolutions.”

To pass, the resolution must be approved by a majority vote of the shares voted, in person or by Proxy, on the resolution. As the DSU Plan contains prescribed limits on participation in the plan by insiders of the Company, any shareholder who is an insider and who may receive DSUs under the plan may also vote on this resolution.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE AMENDMENT TO THE DSU PLAN. Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the amendment to the DSU Plan.

ITEM 6: SAY-ON-PAY

At the Meeting, shareholders will have the opportunity to consider and vote on a non-binding advisory resolution to approve the compensation of the Company’s NEOs as described in this Information Circular in accordance with NI 51-102 disclosure rules. This advisory resolution, commonly known as a “say-on-pay” resolution, gives our shareholders the opportunity to express their views on our NEOs’ compensation as a whole. This vote is not intended to address any specific item of compensation or any specific NEO, but rather the overall compensation of all of our NEOs and the philosophy, policies and practices described in this Information Circular. Our Board has determined to hold such votes on an annual basis but will reassess the frequency of the vote annually. Last year, shareholders voted 88.95% IN FAVOUR of our NEO compensation policies and practices.

The say-on-pay vote is advisory and, therefore, not binding on the Company, the Human Resources and Compensation Committee (the “HR and Compensation Committee”) or on our Board. The say-on-pay vote will provide the Board and the HR and Compensation Committee with information regarding investor sentiment about our executive compensation philosophy, policies and practices, which the Board and its HR and Compensation Committee will then be able to consider when determining executive compensation for the remainder of the current financial year and beyond. We value the opinions of our shareholders. To the extent there is any significant vote against the NEO compensation as disclosed in this Information Circular, we may communicate directly with shareholders to understand their concerns that influenced the vote. In all events, we will consider our shareholders’ concerns and will share them with the HR and Compensation Committee, which will evaluate whether any actions are necessary to address those concerns. The key objectives and design of our executive compensation program are set forth in the “Compensation Discussion & Analysis” section of this Information Circular.

We believe that the information provided above and within the section entitled “Compensation Discussion & Analysis” of this Information Circular demonstrates that our executive compensation program is designed appropriately and is working to ensure management’s interests are aligned with our shareholders’ interests to support the creation of long-term value.

Shareholder Approval Requested

At the Meeting, the Company asks our shareholders to indicate their support for our NEO compensation as described in this Information Circular by voting “FOR” the following resolution:

“BE IT RESOLVED that, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s Information Circular delivered in advance of the 2020 Annual General and Special Meeting of shareholders.”

Adoption of this resolution will require the affirmative vote of a majority of the Common Shares present or represented by proxy at the Meeting and entitled to vote on the matter. Abstentions will have the same effect as votes against this resolution. Brokers and other nominee holders do not have discretion to vote uninstructed Common Shares with respect to this resolution. Accordingly, if brokers or other nominee holders do not receive voting instructions from beneficial owners of the Common Shares, they will not be able to vote the Common Shares and broker non-votes may occur with respect to this resolution. However, broker non-votes will not affect the outcome of the voting on this resolution because it requires the affirmative vote of a majority of the Common Shares present or represented by Proxy at the Meeting (as opposed to a majority of the outstanding Common Shares).

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL, ON A NON-BINDING ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

STATEMENT OF corporate governance

Governance Practices	The Board believes that establishing a good corporate governance framework and maintaining a high standard of corporate governance improves corporate performance and benefits all shareholders. The CSA have adopted National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”), which provides non-prescriptive guidelines on corporate governance practices for reporting issuers. In addition, the CSA has implemented under National Instrument 58-101 Disclosure of Corporate Governance Practices, the Form 58-101F1 – Corporate Governance Disclosure which prescribes certain disclosures to be made as part of the Company’s corporate governance practices. The following is a description of our corporate governance practices.
Board of Directors Mandate

The Board oversees management of the business and affairs of the Company. The Board has established a comprehensive corporate governance policy that outlines its duties and responsibilities. The Board is responsible for, among other things, overseeing the following:

• strategic planning process

• identification of principal business opportunities

• identification and management of risks, and

• internal controls and management information systems

The full text of the Board Mandate is posted on our website at the following link:

https://investor.auroramj.com/about-aurora/corporate-governance/.

The Board discharges its responsibilities either directly or through its established committees, which are the Audit Committee, the N&CG Committee, the HR and Compensation Committee and the Science and Innovation Committee (collectively, the “Committees”).

Expectations of Board Members	The Company’s goal is to assemble a Board with the appropriate background, knowledge, skills and diversity to effectively carry out its duties, oversee the Company’s strategy and business affairs and foster a climate that allows the Board to constructively guide and challenge management. The Company expects all Board members to be self-determined and cooperative. See the director biographies above for more information about our Board members.
Diversity

The Company recognizes the benefits of having a diverse Board and seeks to increase diversity at the Board level. The Company has not adopted any policies that specifically address the appointment of women to the Board or to executive officer positions and does not maintain quotas or targets regarding gender representation on the Board or in executive officer or senior leadership positions. All Board appointments are made based on merit, in the context of the skills, experience, independence, knowledge and other qualities which the Board requires to be effective, with due regard for the benefits of diversity (including the level of representation of women on the Board).

When the N&CG Committee conducts a director search, the nomination process requires interviewing both male and female qualified director candidates. For example, in 2019 when Mr. Detlefsen and Mr. Friedmann were under consideration, the Board ensured that an equal number of similarly qualified female directors were also interviewed. Before appointing any new non-executive directors, the N&CG Committee must interview both male and female non-executive director candidates before a selection is completed. In 2019, the directors being replaced were both male, and Aurora had achieved a 25% female representation which was not under threat of losing traction of the current level of diversity that was already achieved, therefore the Aurora Board was neutral on its gender selection. Should Aurora have a female director not standing for re-election, there would be additional emphasis to maintain the 25% qualified female representation.

 As at the date of this Information Circular, the Company has two of eight directors (25%) and two of nine senior officers (22%) who are female.

The Company believes that the most effective way to achieve its goal of increasing the representation of women in leadership roles at all levels of the organization is to identify high-potential women within the Company and work with them to ensure they develop the skills, acquire the experience and have the opportunities necessary to become effective leaders. The Company will, however, continue to evaluate the appropriateness of adopting targets in the future.

The Company recruits, manages and promotes based on an individual’s competence, qualification, experience and performance, regardless of gender, age, ethnic origin, religion, sexual orientation or disability or other aspects of diversity in executive officer positions. The Company believes that considering the broadest group of individuals is required to provide the leadership needed to achieve the Company’s business objectives.

Board and Committee Assessment

The N&CG Committee is responsible for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.

In 2018, the N&CG Committee engaged an independent advisor, Global Governance Advisors (“GGA”), to review and analyze the Company’s overall corporate governance practices. A list of corporate governance and compensation governance improvements were identified, and the Company implemented such changes and recommendations during 2019 and 2020. One of the governance recommendations included the recommendation for the Company to conduct an independent Board evaluation. During 2019, GGA created a Board effectiveness process that includes two key parts (i) a Board effectiveness questionnaire and (ii) one-on-one interviews. The questionnaire measures key areas including Board and Committee assessment, Executive and Lead Director assessment, management’s performance, self-assessment and desired Board skills.

The N&CG Committee Chair conducted an assessment in 2020, which included one-on-one discussions with each director. The discussions cover a range of surveyed topics including: (i) individual self-assessment; (ii) assessment of the Board and Board committee performance and effectiveness; and (iii) an assessment of management’s Board materials at the Board level and at the committee level. The assessment results were summarized and presented to the Board by the N&CG Committee. The N&CG Committee also makes recommendations to improve the effectiveness of the Board in light of the results of the annual performance evaluation.

Independence

The Company believes in the importance of an independent Board and the N&CG Committee is responsible for making sure the Board functions independently of management. The Board has determined that a majority of the directors are independent within the meaning of NI 58-101. Ron Funk, Norma Beauchamp, Margaret Shan Atkins, Adam Szweras, Michael Detlefsen and Lance Friedmann are independent directors. Miguel Martin and Michael Singer are not independent as a result of their respective roles as CEO and Executive Chairman.

All Committees of the Board are comprised of only independent directors, as determined with reference to the criteria for independence prescribed by NI 58-101 and Section 303A.02 of the NYSE Listed Company Manual.

In 2019, Ron Funk was named as the Lead Independent Director. In this role, Ron is a member of each sub-committee of the Board and works closely with the Chair of the N&CG Committee to advance and further enhance the Company’s corporate governance practices.

Meetings of Non-Management Directors	Independent directors are invited to hold in camera sessions at any time, including after Board and Committee meetings. During these in camera sessions, members of management and non-independent directors are not present. The Company believes that these in camera sessions contribute to the Board’s independent oversight. During the financial year ended June 30, 2020, the directors met in camera following each of the quarterly Board Meetings and were provided with an opportunity to hold in camera sessions following other Board Meetings.

Other Directorships	Our directors may serve on the boards of other public companies and together on the boards and committees of other public entities, as long as their outside positions and common memberships do not affect their ability to exercise independent judgment while serving on our Board. Disclosure regarding other directorships is included in the director biographies above.
Director Interlocks	The Board does not set a formal limit on the number of interlocking Board memberships. The N&CG Committee reviews director interlock as part of its annual evaluation of director independence. As of the date of this Information Circular, there are no interlocking Board memberships.
Attendance

The Company expects directors to attend all Board and Committee meetings, as well as the annual general meeting of the shareholders. Disclosure regarding the directors’ attendance record for the year ended June 30, 2020 is included in the director biographies above.

During the financial year ended June 30, 2020, the Company’s directors maintained a nearly perfect attendance record at Board meetings and a nearly perfect attendance at all committee meeting as applicable to each director, with only a few absences recorded over the year.

The N&CG Committee reviews the attendance record of each director as part of the nomination process. The Board will require a director to tender his or her resignation if such director does not meet a minimum attendance requirement (75% of meetings in any given year), subject to a review of extenuating circumstances for such director.

Financial Literacy	The Board defines “financial literacy”, as set out in NI 52-110, as an individual’s ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues generally comparable to the breadth and issues that can reasonably be expected to be raised by the Company’s financial statements. The Board has determined that all of the members of the Board are “financially literate” in accordance with NI 52-110 and the rules of the TSX and NYSE. Both Margaret Shan Atkins and Michael Detlefsen are considered “audit committee financial experts” under the rules of the U.S. Securities and Exchange Commission (“SEC”).
Orientation and Continuing Education

The Company has implemented a Board member orientation program to provide all new directors with the following: (i) information pertaining to the role of the Board; (ii) an outline of the Company’s history and other relevant data; (iii) recent analysts’ reports, if any; (iv) a copy of the Company’s corporate governance materials; (v) information pertaining to liability insurance coverage; (vi) guidance concerning trading in the Company’s securities; and (vii) guidance regarding insider information. In addition, the Company provides its Board members with access to continuing education opportunities.

While the Company does not have a formal continuing education program, in order to enable each Director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company provides them with suggestions and funding to undertake continuing director education. All Board members have significant experience in the governance of public companies, which the Board believes ensures the effective operation and governance of the Board and the Company.

Over the past year, our Board members have individually attended numerous webinars, courses and events dealing with important topics that help to better enhance our governance, some of which are highlighted below.

Diversity & Racism

•      Board Diversity: Are you an agent of change? - CPA Canada, 2019 Conference for Audit Committees

•      NACD – Town Hall: The Board’s Role in Eradicating Racism

Environmental, Social, and Corporate Governance (ESG)

•      Environmental, Social and Governance issues – Why audit committees should pay attention. CPA Canada, 2019 Conference for Audit Committees

•      ESG and the role of the Board, Women Get on Board

•      NACD Chicago event – ESG: The New Frontier – What Your Board Needs to Know

COVID-19 and Crisis Management

•       Board Development: COVID-19: Managing your workforce through crisis - Gowling

•      The board’s role in the COVID-19 crisis – A panel of non-executive directors; Deloitte Global

•      Understanding the Impact of Covid-19: Trends to watch; RBC

•      Women Corporate Directors, Detroit chapter – virtual town hall re: response to pandemic

•      Goldman Sachs webinar - COVID impact on economy

•      Mental health in the age of dramatic change and uncertainty - Gowling

•       Webinar: Pandemic aftermath in Canada – An exclusive discussion with the Right Honourable Brian Mulroney and Craig Alexander

Executive Compensation

•     NACD Chicago/Pearl Meyer webinar – managing executive compensation in uncertain times

•      Executive and Employee Compensation: Strategies and Actions in a COVID-19 Pandemic: GGA

•      Webinar by Equilar on LTIP considerations in a COVID context

•      Hugessen Consulting ~ Executive Pay Trends and Issues ~ Webinar and Discussion

Risk Management

•      NACD Chicago/Protiviti – virtual director roundtable on Enterprise Risk Management

•      Women Corporate Directors – zoom event – The Need for Board Risk Committees: Operational Risk Oversight in the New Normal

Cannabis Industry

•      Cowen conference call - US legalization trends for cannabis

•      Virtual full-day global cannabis industry conference – webinars and town halls

•      Cannabis Board Directors Summit-Pioneering leadership to build high-performing teams in the cannabis industry, Deloitte Canada, Podium Club

•      Norton Rose Fulbright - Cannabis law webinar series – Edibles, extracts and topicals

Shareholder and Stakeholder - Engagement and Capitalism

•      Diligent webinar – Stakeholder Capitalism

•      ChiefExecutive.net – Boardroom Summit Panel discussion – Activism’s New Paradigm: Shareholder Engagement in 2020

•      Skytop Strategies - Global Shareholder Engagement & Activism Summit

General Board Development

•      The Board Approach to Company Culture Webinar - Agenda Week

•      The Simplicity GAP-Why Boards are always a step behind their management teams and what to do about it - CPA Canada, 2019 Conference for Audit Committees

•      NACD – Annual (4-day) Global Director Summit – Washington DC

•      Directors peer dinner with Goldman Sachs US leadership team – Boston, MA

•      Director Education Program - Institute of Corporate Directors

Ethical Business Conduct

The Company has adopted a formal Code of Business Conduct and Ethics for directors, officers and employees as contemplated by NI 58 101, which is located on our website at the following link: https://investor.auroramj.com/about-aurora/corporate-governance/.

The Board monitors compliance with the Code of Business Conduct and Ethics in various ways, which are described below. The N&CG Committee meets with management and with its auditors as needed to, inter alia, review compliance issues, including compliance with the Company’s policies and procedures. The N&CG Committee’s mandate includes ensuring compliance by the Company’s directors, officers, employees, agents and representatives with internal policies and procedures. The Company has not filed any material change report that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

In the ordinary course of business, the Company may enter into transactions with entities that directors are related to or affiliated with. If any such transactions are brought before the Board for discussion or approval, the director declares a conflict of interest and abstains from any discussion or vote on the transaction.

The Company has prepared training modules for employees, officers and directors in respect of compliance with the Company’s policies and procedures. In addition, the Company has a corporate manual (the “Manual”) which is provided to employees at the commencement of employment and each employee reviews and provides written acknowledgement of adherence to the policies contained within the Manual which includes policies on Code of Conduct, Confidentiality, Conflict of Interest and Non-Disclosure.

The Company also has a Whistleblower Policy which supports maintaining the highest possible ethical standards in our business practices, promotes a climate of openness and accountability and encourages employees to come forward in good faith to disclose genuine concerns and to detect, forestall the continuation of, and prevent any violations of the Company’s internal policies and procedures. Employees may raise any concerns about accounting matters, internal accounting controls, auditing matters, or related questionable practices. Employees have several avenues to report their concerns including through management, the Chief Legal Officer and Corporate Secretary, or through an independent third party. The third party provides a website and hotline that is accessible in all countries in which the Company operates 24 hours a day, 7 days a week. If a report is submitted anonymously, the identity of the individual raising the concern through the hotline or the website is not known to the Company. Concerns raised are submitted to the Chair of the Audit Committee and/or the Chief Legal Officer and Corporate Secretary (one of which will be the primary recipient, depending on the nature of the concern) to ensure independent review, investigation and handling of the concern.

Nomination of Directors

The Board encourages an objective nominating process for new directors by open discussion at Board meetings and review of candidates by the N&CG Committee. The N&CG Committee consists solely of independent directors pursuant to NP 58-201 and is responsible for proposing new nominees to the Board. See “Other Board Committees”.

The N&CG Committee considers the below factors when assessing potential candidates:

•       the Board’s overall mix of skills and experience;

•       how actively the candidates participate in meetings and develop an understanding of the business;

•       their character, integrity, judgment and record of achievement; and

•       diversity (including gender, cultural background, age, geographic representation and other personal characteristics

Directors are elected by the shareholders at each annual meeting to serve for a term expiring on the date of the following annual meeting, unless otherwise appointed or elected to fill an occasional vacancy.

Limitations on Period of Service and Other Mechanisms of Board Renewal	The Board does not limit the time a director can serve. Imposing a term limit means it may lose the contributions of longer serving directors who have developed a deep knowledge and understanding of the Company and its business over time. The Company considers the benefits of regular renewal in the context of the needs of the Board at the time. The Board will continue to monitor the potential need to introduce a term limit and mandatory retirement policy.
Succession Planning for Board and Senior Executives

In 2019, the Board, through the HR and Compensation Committee, established the Company's succession planning process with respect to senior management of the Company. The HR and Compensation Committee, in conjunction with the Company’s Human Resources team (“HR Team”), identify the skills and experience required for the most senior executive roles within the Company. The HR and Compensation Committee, together with Company’s HR Team, identify the potential candidates with the desired capabilities best suited for advancement into these roles. The identified successors work with the HR Team to establish development plans to address their gaps and career goals in the context of the succession planning process. Annual reports are provided to the Board on the progress and development of these prospective successors.

In 2020, the HR and Compensation Committee initiated a CEO search to replace Terry Booth and the Interim CEO Michael Singer and, on September 8, 2020, the Company successfully completed this initiative with the announcement of Miguel Martin being appointed as the new CEO.

The N&CG Committee Chair discusses succession planning annually with each director, including his or her intentions with respect to continuing to serve as a director for the ensuing year. Based on these conversations, and other considerations, the N&CG Committee leads its efforts to identity and recruit potential candidates to the Board and includes consideration of both qualified male and female candidates when recruiting for new directors.

COMMITTEES OF THE BOARD

The Company has an Audit Committee, N&CG Committee, a HR and Compensation Committee and a Science and Innovation Committee, each of which is described below:

Audit Committee

As at the year ended June 30, 2020, the members of the Company’s Audit Committee were Margaret Shan Atkins (Chair), Ron Funk, Michael Detlefsen and Lance Friedmann. All members of the Audit Committee are independent. The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities by reviewing the financial information, which is to be provided to the shareholders and the public, the systems of corporate controls, which management and the Board have established and overseeing the audit process. It has general responsibility to oversee internal controls, accounting and auditing activities, and legal compliance of the Company. The Audit Committee is also mandated to review and approve all material related party transactions. All members of the Audit Committee are financially literate as defined in NI 52-110.

Each member of the Audit Committee has:

•	an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;
•	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the issuer’s financial statements; or experience actively supervising individuals engaged in such activities; and

•	an understanding of internal controls and procedures for financial reporting.

The Company has determined that Margaret Shan Atkins and Michael Detlefsen each qualify as an “audit committee financial expert” under the rules of the SEC and have financial management expertise (pursuant to section 303A.07 of the NYSE Listed Company Manual). See the Company’s 2020 Annual Information Form filed under the Company’s SEDAR profile at www.sedar.com on September 24, 2020 for further information concerning the relevant education and experience of each member of the Audit Committee and the Company’s Audit Committee charter.

Nominating and Corporate Governance Committee

As at the year ended June 30, 2020, the members of the Company’s N&CG Committee were Norma Beauchamp (Chair), Ron Funk, Jason Dyck and Adam Szweras. As of the date of this Information Circular, Jason Dyck is no longer a member of the N&CG Committee due to his resignation from the Board effective September 22, 2020. All members of the N&CG Committee are independent. The Board adopted the N&CG charter, a copy of which is available on the Company’s website. The N&CG Committee is responsible for screening nominees to the Board; and it annually assesses the skills and qualifications of directors and nominees to ensure the Board members have the skills and qualifications appropriate to the current needs of the Company. This committee meets as required to review and make recommendations to the Board on all direct and indirect compensation, benefits and perquisites for senior management and directors of the Company.

Human Resources and Compensation Committee

As at the year ended June 30, 2020, the members of the HR and Compensation Committee were Adam Szweras (Chair), Ron Funk, Norma Beauchamp and Margaret Shan Atkins. All members of the HR and Compensation Committee are independent. The responsibilities of the HR and Compensation Committee include: Reviewing and approving directors’ and executive compensation based on the Company’s goals and objectives, reviewing and approving the Company’s incentive compensation and equity-based plans and arrangements, and reporting regularly to the Board on the activities of the committee. The Board has adopted a HR and Compensation Committee Charter, a copy of which is available on the Company’s website.

The HR and Compensation Committee conducts reviews regarding the directors’ and the Chief Executive Officer’s compensation once a year. To make its recommendation on directors’ and the Chief Executive Officer’s compensation, this committee considers the types of compensation and the amounts paid to directors and chief executive officers of comparable publicly traded Canadian companies.

Science and Innovation Committee

As at the year ended June 30, 2020, the members of the Science and Innovation Committee were Jason Dyck (Chair), Ron Funk, Lance Friedmann and Michael Detlefsen. As of the date of this Information Circular, Jason Dyck is no longer a member of the Science and Innovation Committee due to his resignation from the Board effective September 22, 2020. Lance Friedmann has replaced him as Chair. All members of the Science and Innovation Committee are independent. The Board has adopted a Science and Innovation Committee Charter, a copy of which is available on the Company’s website. The Science and Innovation Committee reviews and discusses with management the Company’s science and innovation strategies, including the full portfolio of initiatives and investments in plant science, human science, analytical science, and product design & formulation and, when appropriate, makes recommendations to the Board.

Key Governance Documents

The Company has adopted various mandates, policies and practices to support the corporate governance framework. The following documents, among others, are key components of our corporate governance and can be found on the Company’s website at https://investor.auroramj.com/about-aurora/corporate-governance/:

•         Articles

•         Board Mandate

•         Charter of the Audit Committee

•         Charter of the Human Resources and Compensation Committee

•         Charter of the Nominating and Corporate Governance Committee

•         Code of Business Conduct and Ethics

•         Whistleblower Policy

•         Advance Notice Policy

•         Majority Voting Policy

Communications and Engagement

The Board believes in the importance of having regular and constructive communication with shareholders and other stakeholders to create an open, candid and productive dialogue.

We communicate with our shareholders and other stakeholders through various channels, including our annual report, management proxy circular, annual information form, quarterly reports, news releases, website and presentations at investor and industry conferences. In addition, our quarterly earnings call is open to all and we hold our annual meeting of shareholders where we encourage constructive dialogue. Other examples of engagement practices at the Company include an annual say-on-pay vote in relation to executive compensation. Shareholders can also contact the Board directly with any questions or concerns. Letters or emails should be marked confidential and addressed to the Chair of the Board at the following address:

Attn: Chair of the Board

c/o Office of the Corporate Secretary

Aurora Cannabis Inc.

4818 31 Street East, Edmonton International Airport
Edmonton, AB T9E 0V6

OR send an email to: aurora@icrinc.com

You can communicate with the Chair of the Board anonymously, but we encourage you to identify yourself so the Chair can acknowledge your communication.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis (“CD&A”) provides information about the Company’s executive compensation program, including the objectives, processes, policies and decisions which support the determination of total compensation, both short, medium and long term, that is provided to Named Executive Officers (or “NEOs”).

Executive Summary

Objectives

The primary objective of the Company’s executive compensation program is to assist in attracting, motivating and retaining key talent necessary to support the Company’s ongoing success and growth. While by no means the only mechanism by which this is accomplished, a well-designed and effectively administered compensation program is essential to Aurora’s long-term success. The following principles guide this objective:

•	compensation must incorporate an appropriate balance of short- and long-term rewards; and
•	compensation programs must align executives’ long-term financial interests with those of shareholders by providing equity-based incentives.

Design

Aurora’s executive compensation program is designed to be market-competitive and attractive to current and potential future executives, but at the same time fair and reasonable to shareholders. It is based on a pay-for-performance philosophy to achieve the following overall goals:

•	support the Company’s business strategy and annual operating plans;
•	encourage the attraction, motivation, and retention of key employees needed to drive the business strategy and operating plans; and
•	reward these key employees for financial and operating performance, and leadership excellence.

Over the past couple of years, much has changed in the design of these programs as the Company has grown and matured. The current compensation program is more reflective of the types of programs typical at larger, more mature companies vs. early-stage start-ups than was the case just a couple of years ago. These changes will continue as Aurora continues to grow and evolve.

The Company is committed to the use of compensation programs reflecting current best thinking on executive compensation design. This commitment is supported through the assistance of Mercer (Canada) Limited (“Mercer”), the Company’s independent compensation consultant, who report directly to the HR & Compensation Committee and support its activities throughout the year.

NEOs

For the purposes of this CD&A, which reviews executive compensation for the financial year ended June 30, 2020, the NEO information discussed reflects compensation paid to:

•	the Company’s Chief Executive Officer (“CEO”);
•	Chief Financial Officer (“CFO”);
•	the Company’s three highest paid executive officers whose total compensation was more than $150,000; and
•	any additional individuals for whom disclosure would have been provided except that such individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

The NEOs for the financial year ended June 30, 2020 are:

•	Terry Booth, our former CEO;
•	Michael Singer, Executive Chairman and former Interim CEO;
•	Glen Ibbott, CFO;
•	Steve Dobler, our former President;
•	Allan Cleiren, Chief Operating Officer (“COO”); and
•	Jillian Swainson, Chief Legal Officer (“CLO”) and Corporate Secretary.

The following disclosure outlines the Company’s pay decisions in 2020 for the NEOs and provides context for the data presented in the accompanying compensation tables.

How do we ensure good governance of executive compensation and the use of best practices in our compensation design?

WHAT WE DO:

Pay-for-Performance	A high percentage (82%) of our CEO’s Total Direct Compensation (as defined later in this section) is variable and at-risk through the annual incentive grants of RSUs, PSUs (subject to shareholder approval) and Options. The average percentage for the other NEOs is 68%.
Relevant Performance Metrics	The specific performance metrics in the short- and long-term incentive plans, and the expected performance levels for each metric are reviewed annually to ensure they reflect the strategy of the company and that their achievement should also result in increased value for shareholders. During 2021, the introduction of the Company’s PSU Plan, subject to shareholder approval, will further align interests of the NEOs with Aurora’s long-term performance by providing compensation that is conditional on Aurora’s relative performance on three-year Total Shareholder Return (‘relative TSR”), measured against the TSR of its compensation peer group companies.
Annual Review of Peer Group	The HR and Compensation Committee annually reviews the continuing applicability of the compensation peer group for NEOs and recommends changes to the composition of the peer group, if warranted, to ensure its continuing relevance and comparability to the Company.
Limits on Short-Term Incentive Payouts	Payouts under the short-term incentive plan are capped at 150% of target for all NEOs.
Threshold Performance Expectations	Within the short-term incentive plan, the HR and Compensation Committee sets threshold performance expectations to make sure that a minimum level of performance is achieved before payouts can be made for that metric. Within the long-term incentive plan, historically executives received Options and RSUs. Subject to shareholder approval, the Company intends on introducing PSUs for executives. Options by their nature are performance oriented, since the Options only have value when the future share price is above the exercise price of the Option grant. Should shareholders approve the PSU plan, the PSUs granted to executives will only vest if a threshold level of performance is achieved over a 36-month vesting period. PSUs that do not meet the threshold performance criteria will be forfeited. The HR and Compensation Committee believes that the combination of the Company’s short and long-term incentive plans incorporates a market competitive and shareholder aligned level of minimum performance expectations before executives can recognize value from the incentive plans.
Modest Benefits and Perquisites	Benefits and perquisites are modest and represent a small part of total NEO compensation.
Annual Review of Compensation Risk	The HR and Compensation Committee monitors the risk inherent within its compensation plan to ensure the plan does not encourage excessive risk-taking. To the date of this Information Circular, the Company has not identified any risks arising from the Company’s policies and practices that are reasonably likely to have a material adverse effect on the Company.

Employment Agreements	The Company has employment agreements with all NEOs to protect proprietary knowledge obtained while at the Company. Under the terms of each NEO’s employment agreement, each NEO is subject to certain non-competition clauses, non-disclosure covenants and minimum notice periods in the event of the executive’s resignation. The following discussion provides information on compensation and benefits for each NEO. Termination benefits for each NEO are summarized under the heading “Employment Agreements, Termination and Change in Control Benefits”.
Reasonable Severance	NEO severance obligations do not exceed market norms and are capped at twenty-four months.
Clawback Policy	The Company has adopted a recoupment policy (“Clawback Policy”) which allows for the recovery of certain incentive compensation paid to executives if the underlying incentive achievement was improperly awarded due to a subsequently discovered, intentional fraud or material financial misstatement. The policy also covers recoupment in cases where an executive has knowingly violated Company policies in a manner deemed detrimental to the success or reputation of the Company, at the Board’s discretion.
Independent Advice	The HR and Compensation Committee utilizes the services of an independent compensation advisor, Mercer, to provide expert advice on compensation matters.

WHAT WE DO NOT DO:

•       NO outsized or otherwise inappropriately designed incentive programs which encourage excessive risk taking.

•       NO incentive pay without limits – reasonable upper bounds are used.

•       NO incentive payments without the achievement of a minimum level of performance for that metric.

•       NO outsized severance or termination benefits.

•       NO repricing of Long-Term Incentives – Options, RSUs and PSUs may not be re-priced without explicit shareholder approval. This has never been sought.

•       NO hedging of share-based compensation – the Company has a policy forbidding employees, officers and Directors from purchasing financial instruments to hedge or offset a decrease in the market value of options or any other share-based compensation held.

•       NO tax gross-ups are provided on change-in-control benefits, under any circumstances

The Role of the Human Resources and Compensation Committee

Executive compensation is reviewed annually by the HR and Compensation Committee. The HR and Compensation Committee is responsible for establishing and maintaining a competitive compensation program and makes recommendations to the Board accordingly. This function assists the Board in discharging it of its oversight responsibilities related to the compensation and retention of the Company’s executive officers.

The HR and Compensation Committee’s responsibilities include, but are not limited to:

•	approving employment agreements for the Company’s executive officers;
•	setting policies for executive officer remuneration;
•	reviewing, approving, and recommending to the Board the salary, bonus, and other benefits, direct or indirect, and any change-of-control provisions of the CEO;
•	considering the recommendations of the CEO and setting the terms and conditions of employment for other executive officers, including approving the salary, bonus, and other benefits, direct or indirect, and any change-of-control provisions; and
•	overseeing administration of the Company’s compensation plans.

Industry-Competitive Compensation Model

Each year, the HR and Compensation Committee assesses the Company’s executive compensation program against those of industry peers. This process allows it to gauge both the overall fairness and effectiveness of the program design, and to assess and adjust critical elements of its NEO compensation package (i.e. base salary, annual incentive and long-term incentives). As part of the structure, the HR and Compensation Committee has adopted a pay philosophy aligning the targeted total direct compensation of the NEOs at approximately the 50th percentile of the Company’s peer group. This method ultimately ensures the NEOs of the Company are paid a fair commensurate or industry-competitive salary that aligns with earnings of other executive officers holding comparable positions within similar publicly traded entities.

The HR and Compensation Committee must ensure the Company’s peer selections are fair, reasonable and unbiased. The Company’s hybrid nature (i.e. serving both medical cannabis patients and adult recreational consumers), as well as the newly established global industry in which it operates, poses some difficulty in finding high-growth companies of a similar size in any sectors that would offer a direct peer-to-peer comparison. In the past, rapid changes in the Company’s growth trajectory and limited competition specifically within the established industry meant the peer group selections had to be based, in part, on future growth expectations.

As the cannabis industry evolves, the HR and Compensation Committee’s peer group selection must also evolve but ultimately remains grounded upon the Company’s need to establish consistency year after year. In 2020 the HR and Compensation Committee evaluated companies that are publicly traded, of similar size and complexity (e.g. market capitalization, enterprise value, assets and revenue), and/or operate within the same or similar industry, including: (1) other cannabis companies of a comparable size; (2) specialized pharma companies in Canada; and (3) fast-moving consumer goods in the food and beverage industry.

For fiscal 2020, the only change in the peer group used by the HR and Compensation Committee in setting executive and director compensation levels from fiscal 2019 was the removal of CannTrust Holdings Inc. due to bankruptcy proceedings. The 17 companies used in shaping the Company’s go-forward compensation strategy are listed below:

Company Name	Most Recent/Projected Revenue(1)	Market Capital 2019 (2)

Aphria Inc.

Primo Water Corp.

GW Pharmaceuticals plc

Curaleaf Holdings Inc.

MedMen Enterprises Inc

Canopy Growth Corp.

Clearwater Seafoods Inc.

Cronos Group Inc.

High Liner Foods Inc.

Green Thumb Industries Inc.

Lassonde Industries Inc.

Maple Leaf Foods Inc.

Molson Coors Canada Inc

Premium Brands Holding Corp.

Rogers Sugar Inc.

SunOpta Inc.

Tilray Inc

	519 3,170 404 287 211 385 616 31 1,224 281 1,678 4,057 3,207 3,649 807 1,585 200	1,322 2,896 4,038 4,608 115 7,788 332 3,733 276 2,702 976 3,163 1,438 3,140 487 448 1,303

Notes:

1)        Most recently reported trailing 12-month revenue and total assets, in millions of Canadian dollars.

2)        Market capitalization and enterprise value as of April 30, 2020, in millions of Canadian Dollars.

For fiscal 2021, peer group changes will include the addition of four companies due to their comparable business models and revenue size (Pacira BioSciences Inc., Supernus Pharmaceuticals, MGO Ingredients Inc., and Corcept Therapeutics Inc.) and the deletion of six companies (Maple Leaf Foods Inc., Premium Brand Holdings Corp., Molson Coors Canada Inc., Primo Water Corp., and Medmen Enterprises Inc.) as they were outside of a reasonable range of the Company's annual revenues and/or market capitalization. The HR and Compensation Committee will continue to assess the appropriateness of this compensation peer group as the Company and sector continues to grow and mature.

Compensation Consultant

To perform these impartial, yet critical, peer assessments, the HR and Compensation Committee retains the services of independent third-party experts, including compensation experts, which report directly to the committee. Mercer was engaged by the HR and Compensation Committee to provide expert services. Specifically, Mercer advises the HR and Compensation Committee on trends in executive compensation within the competitive market in which the we operate, as well as the appropriateness of peer group comparators, incentive plan design, total compensation benchmarking, and any other compensation matters that may be required to ensure fulfillment of the HR and Compensation Committee mandate. Fees paid to Mercer in fiscal 2020 for these services were $162,421 (2019 - $96,255).

Mercer compared the compensation of the Company’s NEOs against the peer group and provided its findings in an Executive Compensation Report dated May 14, 2020 (the “Report”). The Report assessed the competitiveness of each NEO’s total direct compensation within the market-competitive range at the median (50th) percentile relative to comparable positions in peer organizations. End-decisions in respect of NEO compensation levels are the responsibility, and at the sole discretion, of the Board as a whole, upon the recommendation of the HR and Compensation Committee. These decisions may reflect factors and considerations other than the information and recommendations provided by Mercer.

Elements of Compensation

The total NEO compensation package is comprised of three main elements: (1) annual base salary; (2) annual short-term incentives; and (3) and long-term incentives.

2020 Executive Compensation Plan

2021 Executive Compensation Plan (subject to shareholder approval of the PSU Plan)

Each of the three elements of the Company’s executive compensation program were designed with its objective principle and goals in mind. That is to: 1) attract and retain quality employees; 2) ensure fair value compensation is offered; and 3) provide an appropriate mix of short-term and long-term incentives for the purpose of achieving the Company’s strategic and business objectives.

Element	Objective	Rationale	Details
Annual Base Salary	Provides executives with a market competitive, fixed rate of pay.	A base salary provides a vehicle to attract and retain employees who can deliver on the Company’s overall goals, while maintaining an emphasis on rewarding personal performance.	Reflects an individuals’ level of responsibility and authority.
Annual Short-term Incentive (STIs)	The Management Bonus Plan encourages executives to meet specified performance targets related to certain corporate and individual objectives.	STIs provide a vehicle to reward actual performance against objectives that support the Company’s overall goals.	Each participant has a target annual bonus calculated as percentage of salary Payouts range from 0% to 150%, determined based on the achievement of corporate and individual performance.
Long-term Incentive (LTIs)	LTIs align employee interests with share price growth and rewards according to the Company’s performance.	LTIs provide a vehicle to attract and retain key employees while rewarding the achievement of the Company’s overall goal of creating value for its shareholders.

NEOs receive 30% of their annual LTI award in RSUs, settled in shares with annual vesting over 3 years and 30% in PSUs, provided shareholder approval, that cliff-vest on the third anniversary of the grant date.

NEOs receive 40% of their annual LTI award in options with annual vesting over 3-years with a 5-year term - by their nature, options will only provide gains if the Company’s Common Share price on the exercise date exceeds the exercise price, meaning that no payout will be earned if the Company’s share price does not increase in value.

Target levels within each element of the compensation program are reviewed and assessed annually by the HR and Compensation Committee to ensure market-competitive value and continued alignment with the Company and shareholder interests.

Pay Mix - A significant proportion of each NEO’s pay is performance-based as noted in the following pie charts:

Annual Base Salary

Base salary is a primary level of employee compensation that is offered to all employees of the Company. NEO base salary is offered at a level of compensation designed to attract and retain individuals who possess the appropriate skills and experience, and to remunerate them for satisfying respective job roles and responsibilities.

Base salary levels for NEOs of the Company are reviewed annually by the HR and Compensation Committee as part of the total compensation package and reflected in the employment agreements. In making base salary recommendations to the Board, the HR and Compensation Committee considers the compensation philosophy and business strategy, external market as well as internal equity. In addition, the HR and Compensation Committee considers each of the NEO’s skills and experience, their sustained performance, the industry and geographic markets in which the Company operates (per the peer group assessment).

In 2020, the HR and Compensation Committee decided that base salaries for the executives will be maintained at 2019/2020 levels, as noted below. Mr. Singer’s base salary was adjusted for an interim period only to reflect his increased scope of responsibilities as Interim CEO.

NEO	Fiscal 2021 Base Salary ($)	Fiscal 2020 Base Salary ($)	Base Salary Change (%)
Terry Booth	N/A	525,000	N/A
Michael Singer	375,000(1)	375,000(1)	0
Glen Ibbott	375,000	375,000	0
Steve Dobler	N/A	375,000	N/A
Allan Cleiren	325,000	325,000	0
Jillian Swainson	300,000	300,000	0
Note:
1.	Michael is receiving a pro-rated increased salary equal to $525,000 for the period of February 6, 2020 to November 6, 2020 in respect of his position as Interim CEO and a transition period following September 8, 2020.

Annual Short-Term Incentives

The annual short-term incentive plan (the “Management Bonus Plan”) is an annual incentive that focuses executives on achieving financial, operational and strategic objectives. The Management Bonus Plan for fiscal 2020 was approved by the Board effective September 10, 2019. Adjustments to the Management Bonus Plan in 2019 reflect the approximate market-competitive range at the median (50th percentile) relative to comparable positions in peer organizations.

The Management Bonus Plan is a cash bonus designed to reward executives for achieving pre-determined annual corporate and individual performance objectives that are tied directly to the Company’s strategy. Corporate performance is measured against financial, operational and strategic objectives, this means that both financial and non-financial measures are used in determining annual incentive payout. The CEO, President and CFO are only measured against corporate performance. The COO and CLO’s bonus is also tied to individual performance specific to their role and responsibilities.

Each participant in the Management Bonus Plan has a Target Bonus, set as a percentage of base salary, which is financially reflective of their position and level of responsibility and aligned with the external market of comparable roles within the peer group. The actual financial reward paid is based on the achievement of the corporate and individual goals. At the beginning of each financial year, the objectives, measures and related targets are approved by the HR and Compensation Committee and subsequently by the Board. The table below summarizes each NEOs Management Bonus Plan opportunity for fiscal year 2020.

	CEO/Interim CEO	President	CFO	COO	CLO
Target STIP (% of Base Salary)	100%	60%	60%	50%	50%
STIP Award Range (% of Base Salary)	0%-150%	0%-90%	0%-90%	0%-75%	0%-75%
Corporate Objective Weight	100%	100%	100%	75%	75%
Individual Objective Weight	0%	0%	0%	25%	25%
Below Threshold	0%	0%	0%	0%	0%
Threshold (50% of Target)	50%	30%	30%	25%	25%
Target (100% of Target)	100%	60%	60%	50%	50%
Maximum (150% of Target)	150%	90%	90%	75%	75%

To measure progress against the objective, specific performance measures are defined, and annual targets are given. For fiscal 2020, the three levels were established as follows:

Threshold:	The minimum level of performance necessary to receive a payout (80% of Target). If threshold performance is not achieved the NEO may not receive a payout
Target:	The expected level of performance (100% of Target).
Maximum:	The performance beyond Target or the largest payout opportunity available (120% of Target).

Short-term incentives are paid to individuals upon the completion of the financial year where targets for the minimum threshold have been met or surpassed. Short-term Incentive payouts are calculated based on the achievement (or percentage achievement) of performance. The payout multiplier will range from a minimum of 50% (THRESHOLD) to expected of 100% (TARGET) up to a maximum of 150% (MAXIMUM).

The payout formula is based on an additive plan. That is: each performance measure of the Management Bonus Plan contributes to the participant’s award separately and are then added together. This structure gives high-achieving employees recognition for their performance, even if the Company should not achieve certain corporate measures during the year. In any financial year, if the corporate measures are below the threshold level, the eligible target bonus amount available will be at the sole discretion of the Board. Each of the continuing NEOs 2020 Management Bonus Plan rewards were calculated based on the following formula:

Michael Singer	435,000	x	100%	x	49.17%	N/A	=	168,929(1)
Glen Ibbott	368,750	x	60%	x	49.17%	N/A	=	108,788
Allan Cleiren	318,750	x	50%	x	49.17%	100%	=	98,617
Jillian Swainson	287,500	x	50%	x	49.17%	100%	=	88,948

Note:

1.	From July 1, 2019 to February 6, 2020 Michael’s target STIP was 60% and from February 6, 2020 to June 30, 2020 it was 100%.

As shown in the table below, for fiscal 2020, the HR and Compensation Committee has calculated bonus at 49.17% of Target based on corporate objective results. The HR and Compensation Committee and the Board have the ability to use discretion in assessing both individual executive officer performance and overall performance to ensure that Management Bonus Plan payouts are not overly influenced by an unusual result in any one given area.

The table below provides information on these components and the outcomes achieved for fiscal 2020.

2020 Corporate Objectives (Weighting of 100% or 75% based on position level)
KPI	Weighting	Minimum (80% of Target)	Target (100%)	Maximum (120% of Target)	Actual Performance		Score
Finance (25%)
Fiscal 2020 Budget for Revenue	6.25%	80% of Budget	100% of Budget	120% of Budget	Not Met	0%	0.00%
Market Share Medical	6.25%		#1 position in Canada		Met	100%	6.25%

2020 Corporate Objectives (Weighting of 100% or 75% based on position level)
KPI	Weighting	Minimum (80% of Target)	Target (100%)	Maximum (120% of Target)	Actual Performance		Score

Market Share Adult Use	6.25%		#1 position in ON, BC, AB, and #2 in QC		Met	100%	6.25%
EBITDA	6.25%	80% of Budget	100% of Budget	120% of Budget	Not Met	0%	0.00%
EU Strategy (20%)
Revenue	6.67%	80% of Budget	100% of Budget	120% of Budget	Not Met	0%	0%
Market Share Medical	6.67%		#2 position		Met	100%	6.67%
# of GPs contacted	6.67%	80% of Target	Target of 108 contacts/month	120% of Target	Exceeded	150%	10%
Partnership Strategy (20%)
Global Distribution Partner	20%		Complete		Not Met	0%	0%
US Strategy (25%)
Enter US market	20%		Complete		Met	100%	20%
Growth Strategy Plan	5%		Complete		Not Met	0%	0%
Other Global Strategy (10%)
Growth Strategy for Latam and Australia	10%		Complete		Not Met	0%	0%
Total Corporate Performance Score							49.17%
Individual/Divisional Objectives (0% or 25%)
Individual and Divisional performance is considered based on the quality of leadership and management, stakeholder relations, strategy and execution and capital raising/financing.

In August 2020 the HR and Compensation Committee reviewed the corporate performance as indicated from the results and agreed to recommend, and the Board approved, the short-term incentive payouts calculated based an overall achievement of 49.17% for Corporate performance as noted above for fiscal 2020.

The HR and Compensation Committee also reviewed the CEO’s individual performance as well as the assessment of each NEO’s individual performance in August for approval of fiscal 2020 bonus payout based on a percentage of base salary as determined by the NEO’s level of responsibility within the Company.

For fiscal 2021, bonus plan changes consist of corporate performance objectives for EBITDA, cashflow, international revenue and employee engagement. The HR and Compensation Committee will continue to assess the appropriateness of the corporate objectives annually.

For more information on short-term incentives paid and the cash bonus awards approved by the Board, please see the “Summary of Compensation” table.

Long-Term Incentives

LTIs are awarded to NEOs as part of the total compensation package. This portion of the executive compensation package is intended to offer NEOs incentive over the longer term by providing a reward that is linked directly to the market value performance of the Common Shares. This ensures the NEOs’ vested interest in the Company’s continued success, which, in turn, best serves the interests of its shareholders.

Target long-term incentive grants are recommended by the HR and Compensation Committee and approved by the Board based on the annual compensation review. Each NEO’s long-term incentive grant is aimed to attract and retain experienced executive talent and align with the competitive external market. In fiscal year 2020, the NEOs long-term incentive was granted in the form of Options and RSUs.

Stock Options

Options provide the right for executives to purchase shares at a specified price (“exercise price”) in the future. The stock option by its nature is performance based, since the executive will only receive value from the stock option if the future share price is above the exercise price. Options vest annually in thirds over 36 months, starting on the first anniversary from grant date and the Options have a 5-year term to expiry. Options are granted under the Option Plan, which is described beginning on page 18. The number of Options and the associated exercise prices for the NEOs are set forth in the “Outstanding Compensation Securities” table on page 49.

Restricted Share Units

RSUs are notional share units that vest in thirds over 36 months, starting on the first anniversary from grant date. Per the terms of the shareholder approved RSU Plan, the Board has the discretion to settle vested RSUs in cash or shares net of the NEOs marginal tax rate. The vested value of the RSU is determined based on the number of units multiplied by the vesting date share price. The realized value of RSUs may be higher or lower than the grant date value, which is disclosed in the Summary Compensation Table. The RSU Plan is described fully beginning on page 23.

Performance Share Units (subject to shareholder approval)

The Company intends to introduce the PSU Plan, subject to shareholder approval at the Meeting, to officers of the Company in 2020. The addition of this type of long-term incentive was made to ensure alignment with the Company’s evolving compensation objectives. The PSU Plan is described fully beginning on page 21.

Should shareholders approve the PSU Plan, the PSUs will provide compensation that is conditional on the achievement of predetermined performance criteria. PSUs cliff-vest on the third anniversary of the grant date. The final number of PSUs redeemed may be higher or lower than the number of PSUs initially granted, depending on Aurora’s three-year relative Total Shareholder Return (“relative TSR”) performance over the three-year performance period \ and the three-year absolute Total Shareholder Return (“absolute TSR”) performance. The number of PSUs that are earned and awarded is calculated as follows:

Percentile Positioning	PSU Multiplier
<.35 percentile	0
.35 percentile	.50x
.50 percentile	1.00x
.75 percentile	2.00x

The relative TSR compares our share price performance to the performance of companies in our peer group; this provides a clear indication of our performance compared to that of our peers over the same time period. The absolute TSR constraint caps the maximum payout at 100% of the initial grant amount if our absolute TSR is negative over the three-year period, even if our TSR performance is better than that of our peers.

A number of the companies in the compensation peer group use a combination of Options, RSUs, and PSUs in the design of their long-term incentive compensation programs.

The NEOs will receive a combination of Options, RSU and PSU awards as part of the annual grant cycle following the financial year-end. In September 2017, each of the NEOs received an equity award comprised of a combination of RSUs weighted at 50% and Options weighted at 50%. In 2018, the Company changed its methodology and granted awards to each NEO as an aggregate LTI, comprised of a percentage of salary at the median with a mix of RSUs weighted at 30% and Options weighted at 70%. In 2019, the LTI mix of RSUs and Options granted to each NEO remained at 30% and 70%, respectively. With the introduction of a PSU Plan in 2020, subject to shareholder approval at the Meeting, the Company changed its LTI mix for NEOs to 40% Options, 30% RSUs and 30% PSUs.

The Option Plan, RSU Plan and PSU Plan are administered by the HR and Compensation Committee and are under the Board’s authority with respect to their terms and conditions, which include participation, interpretation, application, amendment and termination.

TSX Policy Requirement for Continuing Shareholder Approval

Pursuant to TSX policies, the Option Plan and all unallocated entitlements thereunder must again be presented to the shareholders for consideration to obtain approval for continuation every three (3) years. The fixed maximum RSU Plan, DSU Plan and PSU Plan (subject to shareholder approval at the Meeting) only require shareholder approval when they are amended, and such types of amendment are subject to shareholder approval.

Share Ownership Guidelines

The Company has recommended and approved its Share Ownership Guidelines (“SOG”) for the NEOs, effective April 26, 2019, which now includes the Company directors. The Company strongly believes that its directors’ and executives’ interests should be aligned with the interests of the Company’s shareholders and, consequently, has adopted the SOG. As part of the total compensation package, our SOG requires the executives to have personal holdings in the Common Shares, or share equivalents, equal to a multiple of their annual base salary.

The targets for personal Common Share holdings of directors and executives in 2020 are established as follows:

Executive	Multiple of Base Salary
*CEO and President	5X
*All other NEOs	2X
*All other Executive Officers	1X
**Directors	3X

*Multiple of base salary, **Multiple of total cash annual retainer, exclusive of sub-committee retainers

Common Share ownership, as part of the Executive Officers’ compensation model, is intended to advance the interests of the Company by encouraging NEOs to have a vested interest in the Company, and by providing them with additional incentive for their efforts on behalf of the Company in the conduct of its affairs.

The definition of “share ownership” includes Common Shares that are directly owned, Options exercised and held as Common Shares, Common Shares acquired and held in the Company savings plan, RSUs, PSUs and DSUs. Vested or unvested unexercised Options are not included in the definition of share ownership.

The ownership value will be calculated based on:

•	the number of Common Shares owned multiplied by the purchase price at the time of the initial acquisition of the Common Shares, or
•	the fair market value of the Common Shares at the time the ownership value is measured.

The number of outstanding Options is considered by the HR and Compensation Committee when determining the number of Options to be granted in any year, due to the limited number of Options which are available for grant under the Option Plan.

Meeting and maintaining SOG requirements are an ongoing expectation of Company executives. In 2020, the existing NEOs SOG compliance was as follows:

NEO	Years Remaining until Guideline Requirement Must be Met(1)	Equity Ownership Requirement (Multiple of Salary)	Number of Shares Held Directly or Indirectly(2)	Market Value of Total Holdings ($)(3)	SOG Compliance (4)
Michael Singer	4	$1,875,000 (5X)	45,187	$758,690	N/A
Glen Ibbott	4	$750,000 (2X)	46,107	$774,137	Yes
Allan Cleiren	4	$650,000 (2X)	42,328	$710,687	Yes
Jillian Swainson	4	$600,000 (2X)	27,231	$457,208	N/A

Notes:

(1)	Years remaining is calculated from the date of implementation of the SOG on April 26, 2019.
(2)	Includes RSUs.
(3)	Calculated based on the $16.79 closing price of the Company’s Common Shares on June 30, 2020.
(4)	The NEOs have five (5) years to reach SOG compliance and they are not considered “non-compliant” until then.

An executive officer or director included in the SOG will have up to five (5) years, measured from the end of the calendar year of hire or promotion, to reach the SOG requirement. The HR and Compensation Committee reserves the right to determine time for compliance in extenuating circumstances.

•	If a director has not achieved the required level of share ownership within a year of the deadline, it is the responsibility of the Chairman of the Board to discuss and resolve.
•	If an executive has not achieved the required level of ownership within a year of the deadline, it is the responsibility of the CEO to discuss and resolve.
•	If an executive does not achieve the SOG, cash payouts from incentive plans will be used to satisfy the shortfall.

SOG levels are reviewed annually by the Board and the CEO. The Executive Vice-President of Human Resources is responsible for periodically reviewing the SOG to ensure they are market-competitive and consistent with good governance practice. Any amendments to the SOG are made at the discretion of the Board.

Other Compensation and Employment Benefits

Group Benefits and Retirement Savings

The NEOs participate in the Company’s Group Benefits Plan and, as of August 1, 2018, they may also elect to participate in its Retirement Savings Plan. These respective plans are designed to support the well-being of all employees and to facilitate retirement savings.

Under mandatory participation in the Group Benefits Plan, the NEOs receive the same life insurance, accidental death and dismemberment, extended health and dental care benefits as other employees. Under elective participation in the Company’s Registered Retirement Savings Plan, the Company matches employee contributions (up to a maximum of 3% of the employee’s base salary). Both the Group Benefits Plan and the Retirement Savings Plan are reviewed periodically by the Executive Vice President, Human Resources to determine whether they continue to meet the Company’s business and human resource objectives.

Employee Share Purchase Plan

Effective November 25, 2017, the Company established an Employee Share Purchase Plan (“ESPP”) to provide employees with an opportunity to acquire an ownership interest in the Company through the purchase of its Common Shares made by payroll deductions. Under the ESPP, the Company matches employee contributions up to a maximum of 3% of the employee’s base salary.

Compensation Risk Management

We use the following compensation practices to mitigate risk:

•	a pay-for-performance philosophy that is embedded in the compensation design;
•	a mix of pay programs benchmarked against a relevant peer group in terms of both relative proportion and prevalence;
•	compensation programs that include a combination of short, medium and long-term elements that ensure executives are incentivized to consider both the immediate and long-term implications of their decisions;
•	the payout under the STIP is capped and not guaranteed, and the HR and Compensation Committee has discretion to reduce the awards;
•	the STIP incorporates a balanced look at multiple facets of the Company’s business by selecting performance metrics linked to finance, operations, market development, innovation and R&D, investor relations and human relations;
•	the performance metrics align with the Company’s overall business strategy and risk appetite;
•	SOGs that ensure executives have a meaningful equity stake in Aurora to align their interests with those of the Company’s shareholders;
•	an anti-hedging policy to prevent activities that would weaken the intended pay-for-performance link and alignment with the interests of the Company’s shareholders; and
•	a clawback policy to allow the Board to require the reimbursement of long-term incentive compensation received by an executive officer that was based on results which were determined to have contained errors, or the executive has committed demonstrable misconduct resulting in harm to the Company.

Anti-Hedging Policy

Our insider trading and reporting guidelines, among other things, prohibit directors, officers, employees and contractors (of the Company and its subsidiaries) from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held by the NEO, as such positions that delink the intended alignment of employee and shareholder interests. The following activities are specifically prohibited:

•	any form of hedging activity;
•	any form of transaction involving Options (other than exercising Options in accordance with the plans);
•	any other form of derivative trading (including “puts” and “calls”); and
•	“short selling” (selling securities that the individual does not own).

The Company does not allow repricing of Common Shares or Options granted to employees unless prior shareholder approval to the repricing is obtained.

Clawback Policy

The Company has adopted a Clawback Policy to assist in the management of compensation-related risk. The Clawback Policy provides guidance to the Board in the event that long-term incentive compensation awarded to executives needs be adjusted and/or repaid because the compensation was based on results which were determined to have contained errors or the executive has committed demonstrable misconduct resulting in harm to the Company. Specifically, the Clawback Policy applies in cases where:

•	the Company is required to restate its financial statements after the adoption of the Clawback Policy due to a material error of the Company with any financial reporting requirement, provided that the error arose due to gross negligence, fraud or willful misconduct by an executive officer; or

•	an executive officer has committed a violation of the Company's policies causing substantial harm to the Company's reputation internally or externally, in the sole judgment of the Board.

Look Back at Realized and Realizable CEO Pay

The following graph shows the cumulative compensation granted to Terry Booth and Michael Singer from 2016 to 2019 (as disclosed in our summary compensation table) and the realized and realizable value as at June 30, 2020. “TSR” refers to total shareholder return.

	Incumbent at End of Year	Compensation Awarded	Realized and Realizable Value of Compensation as at June 30, 2020	Period	Value of $100
					CEO(1)	Shareholder
2017	Terry Booth	$2,578,109	$593,942	Oct 5, 2016 to Jun 30, 2020	$23.04	$90.27
2018	Terry Booth	$1,595,172	$918,536	Jul 1, 2017 to Jun 30, 2020	$57.58	$64.78
2019	Terry Booth	$2,408,656	$900,751	Jul 1, 2018 to Jun 30, 2020	$37.40	$15.04
2020	Michael Singer	$2,860,103	$1,042,686	Jul 1, 2019 to Jun 30, 2020	$36.46	$13.64

Notes:

(5)	Realized and realizable represents the intrinsic value of all equity-based awards granted in each respective year measured based on the closing price of $16.79 as at June 30, 2020.
(6)	CEO realized and realizable value of $100 awarded in total compensation in each year is calculated by taking the Realized and Realizable value of compensation as at June 30, 2020 divided by the Compensation Awarded multiplied by $100.

PERFORMANCE GRAPH

The following graph compares the total cumulative return to a shareholder who invested $100 in Common Shares of the Company on June 30, 2015, with the cumulative total return of the TSX Composite Index as at the June 30 year end date of the Company for each following year.

Notes:
(1)	On October 2, 2014, the Company changed its name to Aurora Cannabis Inc. and effective October 4, 2016, the Company de-listed its Common Shares from the CSE.
(2)	Effective market opening on October 5, 2016, the Common Shares commenced trading on the TSXV under the stock symbol “ACB”.
(3)	Effective July 24, 2017, the Common Shares commenced trading on the TSX under the stock symbol “ACB”. For continuity, the ACB stock symbol shown in the graph also represents the Company’s former symbol PMC.

	June 30, 2015	June 30, 2016	June 30, 2017	June 30, 2018	June 30, 2019	June 30, 2020
Aurora Cannabis Inc.	$214.29	$335.71	$1,542.86	$6,400.00	$7,328.57	$466.39
S&P/TSX Composite Index – Total Return	$98.84	$98.64	$109.54	$122.33	$125.62	$124.33
Aurora Cannabis - Revenue (millions)	$0.00	$1.44	$18.07	$55.20	$247.94	$278.91

As illustrated in the Performance Graph above, the Company’s Common Share price has generally aligned with the Company’s historic revenue performance, up until 2020. The Company’s revenue has demonstrated steady year-over-year growth between 2015 to 2020. The CEO’s compensation has also followed the performance of Aurora’s Common Share price performance. Overall, the Company’s performance has dramatically outperformed the S&P/TSX Composite Total Return Index annually for the past five years, with the majority of that overperformance coming from 2016 to 2019. As of June 30, 2020, Aurora’s NEO total compensation as a percentage of Revenue is 5.6% for all NEOs, and 3.2% for all remaining NEOs (excluding its former CEO and President).

As described in this Information Circular, the compensation policy for the Company’s directors and NEOs is primarily tied to financial performance of the business and not specifically to Common Share performance. The performance criteria is based on the Company’s relative shareholder return as compared to a peer index, making direct comparison between NEO compensation and Common Share price performance more difficult. See “Statement of Executive Compensation” herein.

CONCLUSION:

The executive compensation programs of Aurora are intended to drive shareholder value creation, emphasize pay-for- performance and provide a framework to effectively attract and retain talent. As we design and implement compensation policies to support these goals, we take the perspectives of shareholders seriously. Our most recent non-binding advisory vote on executive compensation received the support of 88.95% of our shareholders. We welcome constructive dialogue regarding the opportunities available to the Company and regarding the executive compensation arrangements we implement to align with these opportunities. Any shareholder wishing to offer comment on the Company’s pay practices is encouraged to reach out to the corporate secretary.

We believe that shareholder support for our compensation programs is warranted, for all the reasons described herein, and we ask for your vote in support.

STATEMENT OF EXECUTIVE COMPENSATION

General Provisions

In this section “NEO” means:

(a)       the CEO (or an individual who acted in a similar capacity);

(b)       the CFO (or an individual who acted in a similar capacity);

(c)	each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and
(d)	each individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year.

During the financial year ended June 30, 2020, the NEOs were: Terry Booth, former CEO, Michael Singer, Executive Chairman and former Interim CEO, Glen Ibbott, CFO, Steve Dobler, former President, Allan Cleiren, COO and Jillian Swainson, CLO and Corporate Secretary.

Summary Compensation Table

The table below is a summary of the compensation received by the NEOs for the last three financial years ended June 30, 2020, June 30, 2019 and June 30, 2018.

Name and principal position	Year	Salary	Share-based awards(1)	Option- based awards(2)	Non-equity incentive plan compensation		Pension value	All Other Compensation	Total Compensation
					Annual incentive plans(3)	Long-term incentive plans
		($)	($)	($)	($)	($)	($)	($)	($)
Terry Booth Former CEO and Director(4)	2020	458,911	577,537	1,376,787	350,000	Nil	Nil	2,100,000	4,863,235
	2019	466,346	406,450	1,127,110	408,750	Nil	Nil	Nil	2,408,656
	2018	325,000	690,000	336,422(5)	243,750	Nil	Nil	Nil	1,595,172
Michael Singer Executive Chairman and former Interim CEO	2020	368,269	958,737	1,364,168	168,929	Nil	Nil	Nil	2,860,103
	2019	345,115(8)	1,160,599	500,045	190,750	Nil	Nil	Nil	2,196,509
	2018	110,250	363,904	560,663	Nil	Nil	Nil	65,605(9)	1,100,422
Glen Ibbott CFO(10)	2020	368,750	801,240	1,067,339	108,788.	Nil	Nil	Nil	2,346,117
	2019	332,692	221,700	581,166	183,313	Nil	Nil	Nil	1,318,871
	2018	250,000	483,000	235,495	125,000	Nil	Nil	Nil	1,094,245
Steve Dobler Former President and Director(7)	2020	368,750	281,248	680,544	110,632	Nil	Nil	Nil	1,441,174
	2019	332,692	221,700	581,166	190,750	Nil	Nil	Nil	1,326,308
	2018	250,000	483,000	235,495(7)	125,000	Nil	Nil	Nil	1,093,495
Allan Cleiren COO(11)	2020	318,269	531,360	832,525	98,617	Nil	Nil	Nil	1,780,771
	2019	290,385	184,750	493,111	164,625	Nil	Nil	Nil	1,132,871
	2018	250,000	483,000	235,495	125,000	Nil	Nil	Nil	1,093,495
Jillian Swainson CLO(12)	2020	286,538	514,464	768,490	88,968	Nil	Nil	Nil	1,658,460
	2019	248,077	194,950	518,652	143,438	Nil	Nil	Nil	1,105,116
	2018	215,385	1,548,000	2,831,737	40,000	Nil	Nil	Nil	4,635,121

Notes:

(1)	Represents RSUs granted during the respective year. Values are determined based on the fair value of each award on the respective grant date.
(2)	These amounts represent the fair value of the Options at the date of grant. Option-based awards are valued using the Black-Scholes stock option valuation methodology for the years ended June 30, 2020 and 2019, consistent with the values used in the Company’s financial statements. The 2020 grants were valued using the following weighted average assumptions: exercise price of $53.49; risk free rate of return of 0.95%; volatility estimate of 88.83%; expected life (years) of 2.37; dividend rate of nil; per option value of $25.80. The 2019 grants were valued using the following weighted average assumptions: exercise price of $8.05; risk free rate of return of 2.02%; volatility estimate of 81.64%; expected life (years) of 2.28; dividend rate of nil; per option value of $3.82. The 2018 grants were valued using the following weighted average assumptions: exercise price of $2.69; risk free rate of return of 1.82%; volatility estimate of 76.00%; expected life (years) of 3.00; dividend rate of nil; per option value of $1.33.

(3)	STIs for the year ended June 30, 2020 will be paid on or around October 30, 2020.
(4)	Terry was appointed CEO on December 9, 2014 and retired on February 6, 2020. In 2020, Terry received $27,761 in director fees after his retirement as CEO. Terry did not receive any compensation for his role as a Director in 2019 and 2018.
(5)	Options were granted to Lola Ventures Inc., a private company controlled by Terry.
(6)	Steve was appointed President on December 9, 2014 and retired on June 30, 2020. He did not receive any compensation for his role as a Director.
(7)	Options were granted to 1771472 Alberta Ltd., a private company controlled by Steve.
(8)	Michael was appointed Executive Chairman on February 18, 2019 and appointed Interim CEO on February 6, 2020. Salary paid or accrued to Mr. Singer for 2019 consists partially of director fees earned prior to being appointed Executive Chairman.
(9)	Michael was the Chairman of the Board in 2018. Other compensation consisted of financial advisory service fees paid to 8115966 Canada Inc., a company controlled by Michael.
(10)	Glen was appointed CFO on May 8, 2017.
(11)	Allan was appointed COO effective May 26, 2017.
(12)	Jillian was appointed Senior Vice President, Legal effective February 1, 2018 and appointed CLO effective February 21, 2019.

Realized Gains from Option-Based Awards

The table below is a summary of gains realized by NEOs in the financial year ended June 30, 2020.

Named Executive Officer	Number of Options Exercised	Option Exercise Price ($)	Realized Gains from the Exercise of Option-Based Awards(1)
Terry Booth	Nil	Nil	Nil
Michael Singer	Nil	Nil	Nil
Glen Ibbott	Nil	Nil	Nil
Steve Dobler	Nil	Nil	Nil
Allan Cleiren	Nil	Nil	Nil
Jillian Swainson	Nil	Nil	Nil
Note:
(1)	Realized gains from the exercise of Options represents the difference between the fair value on the exercise date and the cost to exercise the Options, before deducting withholding taxes.

Compensation Oversight

The HR and Compensation Committee considers the compensation including grants of equity-based compensation to directors and officers of the Company and makes recommendations to the Board for consideration.

Employee Share Purchase Plan

The Board resolved on November 25, 2017, to adopt an employee share purchase plan (the “ESPP”), which was established to encourage employees to own Common Shares. The Company is of the view that it is in the best interests of the Company to have the interests of its employees aligned with the shareholders and to provide employees with the opportunity to participate in the growth of the Company.

Key Features of the ESPP

Any individual who is an Employee of the Company is eligible to enrol and become a Participant in the ESPP at any time after that Employee has completed six months of continuous service on a full-time basis or 20 hours per week for three months on a part-time basis with the Company or any of its subsidiary companies.

Eligible Employees of the Company may elect to participate (a “Participant”) in the ESPP by contributing at least 1%, but no more than 10% of their gross pay, provided, however, that in no event shall a Participant’s payroll deductions in any calendar year exceed CDN$10,500 as defined in the ESPP. The Company will match up to a maximum of 3% of the employee’s base salary. The funds so provided will be used to purchase Common Shares on the open market at prevailing market prices. These combined contributions are held in trust by the ESPP Administrator, Solium Capital Inc., and used to purchase Common Shares through the facilities of the TSX on a regular basis. No Common Shares are issued from treasury in respect of the ESPP. The ESPP provides that all Common Shares held in the personal account of a Participant shall at all times be vested immediately in order to increase the overall attractiveness of the program to employees with the goal of increasing overall enrolment and participation. All expenses related to the purchase of Common Shares under the ESPP are paid by the Company, while all expenses related to the sale of Common Shares from the ESPP are paid by the Participants. Pursuant to its terms of the ESPP, the Company may amend or terminate the ESPP at any time.

Option-Based Awards

The Company’s Option Plan received shareholder approval at the 2017 Meeting and is up for re-approval at the Meeting in accordance with TSX policies. Please refer to the section entitled “Particulars of Matters to be Acted Upon – 10% “Rolling” Share Option Plan Amendment and Renewal” for a summary of the Option Plan. The full text of the Option Plan can also be found at Schedule “A” to this Information Circular.

Share-Based Awards

Fixed Restricted Share Unit Plan

The Company’s RSU Plan initially received shareholder approval at the 2017 Meeting. Please refer to the section entitled “Particulars of Matters to be Acted Upon – Fixed Restricted Share Unit Plan Amendment” for a summary of the material terms of the RSU Plan and proposed amendment to increase the number of Common Shares available thereunder from 833,333 to 3,000,000 Common Shares, on a post-consolidated basis.

Fixed Deferred Share Unit Plan

On October 5, 2018, the Board approved the adoption of a Fixed Deferred Share Unit Plan (the “DSU Plan”) which was ratified by the shareholders at the annual general and special meeting held on November 30, 2018. Please refer to the section entitled “Particulars of Matters to be Acted Upon – Fixed Deferred Share Unit Plan Amendment” for a summary of the material terms of the DSU Plan and proposed amendment to increase the number of Common Shares available thereunder from 83,333 to 500,000 Common Shares, on a post-consolidated basis.

Fixed Performance Share Unit Plan

On September 10, 2020 the Board approved, subject to shareholder approval at the Meeting, a proposed PSU Plan. Please refer to the section entitled “Particulars of Matters to be Acted Upon – Proposed Fixed Performance Share Unit Plan” for a summary of the material terms of the PSU Plan. The full text of the PSU Plan can also be found at Schedule “B” to this Information Circular.

OUTSTANDING COMPENSATION SECURITIES

The following table sets out all compensation plan option-based awards and share-based awards outstanding at financial year ended June 30, 2020, for each NEO.

NEO	Option-based Awards				Share-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date m – d – y	Value of unexercised in-the-money options(1) ($)	Number of Shares or units of Shares that have not vested (#)	Market or payout value of share-based awards that have not vested(2) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Terry Booth	17,778	88.68	08-03-2023	-	-	-	25,655
	29,167(3)	27.00	08-25-2021	-	-	-	10,141
	104,167(3)	27.24	03-22-2022	-	-	-	11,434
	17,361(3)	33.12	09-29-2022	-	6,945(3)	116,607	233,180
	1,847	21.72	02-28-2025	-	N/A	N/A	N/A
	2,131	19.27	05-31-2025	-	N/A	N/A	N/A
Steve Dobler	29,167(4)	27.00	08-25-2021	-	-	-	244,849(4)
	104,167(4)	27.24	03-22-2022	-	--	-	41,975
	14,583(4)	33.12	09-29-2022	-	-	-	49,749
	13,750	88.68	08-03-2023	-	N/A	N/A	N/A
	15,536	94.92	09-10-2024	-	N/A	N/A	N/A
Glen Ibbott	79,167	29.88	05-11-2022	-	4,861	81,616	163,232
	14,583	33.12	09-29-2022	-	1,666	27,972	14,003
	13,750	88.68	08-03-2023	-	2,963	49,749	-
	15,536	94.92	09-10-2024	-	20,833	349,786	-
	30,897	22.48	05-25-2025	-	N/A	N/A	N/A
Michael Singer	25,000	5.52	05-20-2021	281,750	6,648	111,620	55,810
	29,167	27.00	08-25-2021	-	2,963	49,749	-
	14,583	33.12	09-29-2022	-	20,833	349,786	-
	9,667	108.36	07-12-2023	-	3,155	52,972	-
	15,536	94.92	09-10-2024	-	3,155	52,972	-
	11,779	24.96	02-10-2025	-	N/A	N/A	N/A
	11,779	24.96	02-10-2025	-	N/A	N/A	N/A
	30,897	22.48	05-25-2025	-	N/A	N/A	N/A

NEO	Option-based Awards				Share-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date m – d – y	Value of unexercised in-the-money options(1) ($)	Number of Shares or units of Shares that have not vested (#)	Market or payout value of share-based awards that have not vested(2) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Allan Cleiren	67,708	29.88	05-11-2022	-	4,861	81,616	163,232
	13,542	33.12	09-29-2022	-	1,389	23,321	11,652
	11,667	88.68	08-03-2023	-	2,311	38,802	-
	12,118	94.92	09-10-2024	-	12,500	209,875	-
	24,100	22.48	05-25-2025	-	N/A	N/A	N/A
Jillian Swainson	2,083	3.60	08-14-2020	27,475	4,166	69,947	69,964
	41,667	123.84	01-15-2023	-	1,111	18,654	9,335
	9,167	88.68	08-03-2023	-	278	4,668	2,334
	2,500	113.16	02-15-2024	-	2,133	35,813	-
	11,186	94.92	09-10-2024	-	12,500	209,875	-
	22,246	22.48	05-25-2025	-	N/A	N/A	N/A

Notes:

(1)	The value of unexercised in-the-money Options was based on the closing share price of $16.79 on June 30, 2020.
(2)	The market value of share-based awards that have not vested was based on the closing share price of $16.79 on June 30, 2020.
(3)	Options and RSUs were granted to Lola Ventures Inc., a private company controlled by Terry Booth.
(4)	Options and RSUs were granted to 1771472 Alberta Ltd., a private company controlled by Steve Dobler.

Option-based Awards/Share-based Awards – Value Vested or Earned during the Year

The following table sets out all compensation plan option-based and share-based awards (value vested or earned) during the financial year ended June 30, 2020, for each NEO:

NEO	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Terry Booth	705,796	690,048	1,808,750
Michael Singer	Nil	351,413(4)	190,750
Glen Ibbott	979,982	440,959(2)(3)	183,313
Steve Dobler	633,130	600,296	190,750
Allan Cleiren	621,248	426,864(2)(3)	164,625
Jillian Swainson	36,672	193,925(3)	143,438

Notes:

(1)	Represents the value off vested Options that would have been realized if they had been exercised on the vesting date, calculated as the difference between the market price of the underlying securities on the vesting date and the exercise price of the options.
(2)	Includes 9,722 share-based awards that vested during the year for which the receipt has been deferred until September 29, 2020.
(3)	Includes 2,084 share-based awards that vested during the year for which the receipt has been deferred until August 3, 2021.
(4)	Includes 3,324 share-based awards that vested during the year for which the receipt has been deferred until July 12, 2021.

Benefits, Vacation and Perquisites

Details of the benefits and perquisites provided to the Company’s NEOs are disclosed below in the All Other Compensation column of the “Summary Compensation Table”.

Pension Plan Benefits

The Company has no pension plans that provide for payments or benefits at, following, or in connection with the retirement of the NEOs.

Directors’ and Officers’ Liability Insurance

The Company maintains, and pays market-appropriate levels for, directors’ and officers’ liability coverage, covering directors and officers of the Company and its subsidiaries as a group. The Company has seen an increase in premiums in recent periods, primarily due to the Company’s listing on the NYSE, amplified Directors and Officers insurance pricing in the insurance market for Cannabis companies and active plaintiffs’ firms in the Cannabis industry.

Employment Agreements, Termination and Change in Control Benefits

The Company currently has in place active employment agreements with each of the NEOs noted below. Terry Booth and Steve Dobler resigned as CEO and President, respectively, prior to the end of the fiscal year.

Michael Singer – Executive Chairman

The Company entered into an employment agreement with Michael effective July 1, 2018 which provided for his annual base salary of $300,000, a bonus target of 50%, four weeks’ annual vacation, 116,000 Options vesting quarterly over three years with a life of five years, a signing bonus of $980,000 payable in RSUs, participation in bonus plans and restricted share unit plans, reimbursement of professional association fees and eligibility to participate in the Company’s standard benefit plans. The Company may terminate the employment agreement without cause by providing Michael with reasonable and adequate notice, or salary in lieu of notice of nine months’ base salary. No change of control provisions were included in Michael’s employment agreement.

Effective September 3, 2018, the Company entered into an amended employment agreement with Michael which provided for an increase in his annual base salary to $350,000, five weeks’ annual vacation, an annual cash bonus under the Company’s short term incentive plan of a bonus target of 50% of his annual base salary subject to the achievement of corporate and individual performance targets, an annual award of Options and RSUs under the long-term incentive plan and other standard benefit plans. In the event of a termination without cause or a resignation for good reason including a change-of-control, Michael will be entitled to a payment of 12 months of his base salary and cash bonus, and any and all unvested equity options granted to him prior to September 1, 2020, including but not limited to Options and RSUs, shall vest immediately, and any and all unvested equity options granted to him after September 1, 2020 shall vest on a pro rata basis.

On September 10, 2019, the Board approved an increase to Michael’s bonus target to 60% and his base salary to $375,000. On February 6, 2020, Michael was appointed Interim CEO, replacing Terry Booth, until September 8, 2020. In consideration of the expanded scope of his responsibilities during this period, his salary was temporarily increased to $525,000.

Prior to July 1, 2018, Michael acted in a consultant capacity, whereby he received financial advisory service fees through 8115966 Canada Inc., a company which he controls.

Glen Ibbott – Chief Financial Officer

The Company entered into an employment agreement with Glen effective May 8, 2017, which provided for his annual base salary of $250,000, four weeks’ annual vacation, 1,250,000 Options vesting quarterly over three years with a life of five years, participation in bonus plans and restricted share unit plans, reimbursement of professional association fees and eligibility to participate in the Company’s standard benefit plans. The Company may terminate the employment agreement without cause by providing Glen with reasonable and adequate notice, or salary in lieu of notice of six months’ base salary plus one additional month per year of service, calculated on a pro-rata basis, to a maximum of 12 months. No change of control provisions were included in his employment agreement. On September 25, 2017, the Board approved a Management Bonus Plan with Glen’s bonus target of 50% of his base salary.

Effective September 3, 2018, the Company entered into an amended employment agreement with Glen which provided for an increase in his annual base salary to $350,000, five weeks’ annual vacation, an annual cash bonus under the Company’s short term incentive plan of up to a maximum of 50% of his annual base salary subject to the achievement of corporate and individual performance targets, an annual award of Options and RSUs under the long-term incentive plan and other standard benefit plans. In the event of a termination without cause or a resignation for good reason including a change-of-control, Glen will be entitled to a payment of 12 months of his base salary and cash bonus, and any and all unvested equity options granted to him prior to September 1, 2020, including but not limited to Options and RSUs, shall vest immediately, and any and all unvested equity options granted to him after September 1, 2020 shall vest on a pro rata basis.

On September 10, 2019, the Board approved an increase to Glen’s bonus target to 60% and his base salary to $375,000.

Allan Cleiren – Chief Operating Officer

The Company entered into an employment agreement with Allan effective May 23, 2017, which provided for his annual base salary of $250,000, four weeks’ annual vacation, 83,333 Options vesting quarterly over four years with a life of five years, participation in bonus plans and restricted share unit plans, reimbursement of professional association fees and eligibility to participate in the Company’s standard benefit plans. The Company may terminate the employment agreement without cause by providing Allan with reasonable and adequate notice, or salary in lieu of notice of 6 months’ base salary plus one additional month per year of service, calculated on a pro-rata basis, to a maximum of 12 months. No change of control provisions were included in his employment agreement.

Effective September 3, 2018, the Company entered into an amended employment agreement with Allan which provided for an increase in his annual base salary to $300,000, five weeks’ annual vacation, an annual cash bonus under the Company’s short term incentive plan of up to a maximum 50% of his annual base salary subject to the achievement of corporate and individual performance targets, an annual award of Options and RSUs under the long-term incentive plan and other standard benefit plans. In the event of a termination without cause or a resignation for good reason including a change-of-control, Allan will be entitled to a payment of 12 months of his base salary and cash bonus, and any and all unvested equity options granted to him prior to September 1, 2020, including but not limited to Options and RSUs, shall vest immediately, and any and all unvested equity options granted to him after September 1, 2020 shall vest on a pro rata basis .

On September 10, 2019, the Board approved an increase to Allan’s base salary to $325,000.

Jillian Swainson – Chief Legal Officer and Corporate Secretary

The Company entered into an employment agreement with Jillian effective February 1, 2018, which provided for her annual base salary of $240,000 four weeks’ annual vacation, 41,666 Options vesting quarterly over three years with a life of five years, participation in bonus plans and restricted share unit plans, reimbursement of professional association fees and eligibility to participate in the Company’s standard benefit plans. The Company may terminate the employment agreement without cause by providing Jillian with reasonable and adequate notice, or salary in lieu of notice of 6 months’ base salary plus one additional month per year of service, calculated on a pro-rata basis, to a maximum of 12 months. No change of control provisions were included in her employment agreement.

Effective March 6, 2019, the Company entered into an amended employment agreement with Jillian which provided for an increase in her annual base salary to $250,000, five weeks’ annual vacation, an annual cash bonus under the Company’s short term incentive plan of up to a maximum 50% of her annual base salary subject to the achievement of corporate and individual performance targets, an annual award of Options and RSUs under the long-term incentive plan and other standard benefit plans. In the event of a termination without cause or a resignation for good reason including a change-of-control, Jillian will be entitled to a payment of 12 months of her base salary and cash bonus, and any and all unvested equity options granted to her prior to September 1, 2020, including but not limited to Options and RSUs, shall vest immediately, and any and all unvested equity options granted to her after September 1, 2020 shall vest on a pro rata basis.

On September 10, 2019, the Board approved an increase to Jillian’s base salary to $300,000.

Except as outlined above, there are no other contracts, agreements, plans or arrangements that provide for payments to any of the NEOs at, following or in connection with any resignation, retirement, or a change in a NEO’s responsibilities.

Director Compensation – Non-Executive Directors

Our director compensation program shares similar objectives with our executive compensation program: to attract and retain qualified directors and to align the interests of directors and shareholders. Directors receive their annual retainer in cash, Options and DSUs. In addition, the Company has adopted director SOGs to help reinforce a director’s alignment with longer term shareholder interests.

Flat Fee

Each non-executive director receives a flat fee Board retainer, which aids the Company in its philosophy to attract and retain qualified directors and reflects a director’s ongoing oversight and responsibilities throughout the year and their attendance at Board meetings. Prior to September 2019, in addition to a Board retainer, the directors were entitled to receive a per-meeting fee for acting as a Board committee member. The Lead Director and committee Chairs are eligible to receive an additional retainer above the base Board and committee retainer.

In September 2019, the Board approved a new director fee model which eliminates meeting fees and provides each director with a $70,000 annual cash retainer. The committee chair retainers remain as is, with the exception of the retainer for the Chair of the N&CG Committee, which was increased to $15,000.

The non-executive directors are limited to receive no more than $150,000 in grant date value annually among all equity awards, of which, no more than $100,000 is received in the form of Options.

The director compensation fees for non-executive directors are summarized in the following table:

		Compensation (up to September 2019)	Compensation (after September 2019)
	Board Member Cash Retainer	$35,000	$70,000
Annual Equity Grant:	DSUs	$52,500	$52,500
	Options	$97,500	$97,500
Committee Chair Cash Retainers
	Audit Committee	$30,000	$30,000
	Human Resources and Compensation Committee	$15,000	$15,000
	Nominating & Corporate Governance Committee	$10,000	$15,000
	Science and Innovation Committee	$60,000	$60,000
Committee Member Per Meeting Fees
	Audit Committee	$1,500	$0
	Human Resources and Compensation Committee	$1,500	$0
	Nominating & Corporate Governance Committee	$1,500	$0
	Science and Innovation Committee	$1,500	$0

Director Compensation for the Financial year ended June 30, 2020

The following table sets forth the compensation provided to the non-employee directors of the Company during the financial year ended June 30, 2020.

Name	Fees earned ($)	Share- based awards(1) ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other compensation ($)	Total ($)
Adam Szweras	85,000	78,733	144,002	-	-	-	307,735
Norma Beauchamp	85,000	78,733	144,002	-	-	-	307,735
Ron Funk	110,000	78,733	144,002	-	-	-	332,735
Margaret Shan Atkins	100,000	78,733	144,002	-	-	-	322,735
Michael Detlefsen	17,310	39,357	42,902				99,569
Lance Friedmann	30,435	26,242	42,902	-	-	-	99,579
Jason Dyck(3)	130,000	78,733	144,002	-	-	-	352,735

Notes:

(1)	Represents RSUs granted during the respective year. Values are determined based on the fair value of each award on the respective grant date.
(2)	Option-based awards are valued using the Black-Scholes stock option valuation methodology for the year ended June 30, 2020 consistent with the values used in the Company’s financial statements. The 2020 grants were valued using the following weighted average assumptions: exercise price of $42.24; risk free rate of return of 0.93%; volatility estimate of 88.55%; expected life (years) of 2.37; dividend rate of nil; per option value of $20.46. These amounts represent the fair value of the Options at the date of grant.
(3)	Jason Dyck resigned as a director of the Company effective September 22, 2020.

Director Share Ownership Guideline

Name	Years Remaining until Guideline Requirement Must be Met(1)	Equity Ownership Requirement (Multiple of Annual Retainer) ($)(2)	Number of Shares Held Directly or Indirectly(3)	Market Value of Total Holdings ($)(4)	SOG Compliance(5)
Adam Szweras	4	$210,000 (3X)	10,401	$174,633	N/A
Norma Beauchamp	4	$210,000 (3X)	5,206	$87,409	N/A
Ron Funk	4	$330,000 (3X)	9,090	$152,621	N/A
Margaret Shan Atkins	4	$210,000 (3X)	2,255	$37,861	N/A
Michael Detlefsen	5	$91,304 (3X)(6)	2,021	$33,933	N/A
Lance Friedmann	5	$91,304 (3X)(6)	1,285	$21,575	N/A
Jason Dyck(7)	N/A	$210,000 (3X)	98,508	$1,653,949	Yes
Notes:
(1)	Years remaining is calculated from the date of implementation of the SOG on April 26, 2019.
(2)	Director equity ownership requirement has been calculated based on the annual retainers applicable to each director based on their Board membership and relevant chair positions held on each committee as at June 30, 2020.
(3)	Includes DSUs.
(4)	Calculated based on the $16.79 closing price of the Company’s Common Shares on June 30, 2020.
(5)	The directors have five (5) years to reach SOG compliance and they are not considered “non-compliant” until then.
(6)	Retainer calculated based on a partial year and appointment to the Board effective February 6, 2020.
(7)	Jason Dyck resigned as a director of the Company effective September 22, 2020.

Outstanding Option-Based Awards and Share-Based Awards

The following table sets out all compensation plan option-based awards and share-based awards outstanding as at June 30, 2020, for each director, excluding a director who is already included in the NEO disclosures above:

Director Name	Option-based Awards				Share-Based Awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options(1)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
	(#)	($)	(m - d - y)	($)	(#)	($)	($)
Adam Szweras	4,861	3.60	08-10-2020	64,117	-	-	8,395
	27,639	27.00	10-01-2021	-	138	2,317	6,968
	14,583	33.12	09-29-2022	-	-	-	10,141
	2,917	90.12	11-30-2023	-	-	-	11,434
	2,308	94.92	09-10-2024	-	-	-	-
	1,847	21.72	02-28-2025	-	-	-	-
	2,131	19.27	05-31-2025	-	-	-	-
Norma Beauchamp	2,917	90.12	11-30-2023	-	-	-	8,395
	2,308	94.92	09-10-2024	-	138	2,317	6,968
	1,847	21.72	02-28-2025	-	-	-	10,141
	2,131	19.27	05-31-2025	-	-	-	11.434
Ronald Funk	2,917	90.12	11-30-2023	-	-	-	8,395
	2,308	94.92	09-10-2024	-	138	2,317	6,968
	1,847	21.72	02-28-2025	-	-	-	10,141
	2,131	19.27	05-31-2025	-	-	-	11,434
Margaret Shan Atkins	2,333	113.16	02-15-2024	-	-	-	7,001
	2,308	94.92	09-10-2024	-	138	2,317	6,968
	1,847	21.72	02-28-2025	-	-	-	10,141
	2,131	19.27	05-31-2025	-	-	-	11,434
Michael Detlefsen	1,847	21.72	02-28-2025	-	-	-	10,141
	2,131	19.27	05-31-2025	-	-	-	11,434
	-	-	-	-	-	-	12,357
Lance Friedmann	1,847	21.72	02-28-2025	-	-	-	10,141
	2,131	19.27	05-31-2025	-	-	-	11,434
Jason Dyck(2)	2,917	90.12	11-30-2023	-	-	-	8,395
	29,167	84.00	12-13-2022	-	138	2,317	6,968
	41,667	30.72	01-19-2022	-	-	-	10,141
	29,167	27.00	08-25-2021	-	-	-	11,434
	14,583	33.12	09-29-2022	-	-	-	-
	2,308	94.92	09-10-2024	-	-	-	-
	1,847	21.72	02-28-2025	-	-	-	-
	2,131	19.27	05-31-2025	-	-	-

Notes:

(1)	Represents the value of the in-the-money Options based on the closing share price of $16.79 on June 30, 2020.
(2)	Options granted to former director Jason Dyck were also issued to 748086 Alberta Ltd., a company controlled by former director, Jason Dyck. Jason Dyck resigned as a director effective September 22, 2020.

Option-Based Awards/Share-Based Awards – Value Vested or Earned during the Year

The following table sets out all compensation plan option-based awards and share-based awards (value vested or earned) during the year ended June 30, 2020, for each director, excluding a director who is already included in the NEO disclosures above:

Director Name	Option-based awards – Value vested during the year(1)(2) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Adam Szweras	-	52,619	-
Norma Beauchamp	-	52,619	-
Ron Funk	-	52,619	-

Director Name	Option-based awards – Value vested during the year(1)(2) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Margaret Shan Atkins	-	53,202	-
Michael Detlefsen	-	38,599	-
Lance Friedmann	-	26,242	-
Jason Dyck(3)	25,380	52,619	-

Notes:

(1)	Represents the value of vested Options that would have been realized if they had been exercised on the vesting date calculated as the difference between the market price of the underlying securities on the vesting date and the exercise price of the options.
(2)	Options that vested in the period were held by 748086 Alberta Ltd., a company controlled by former director, Jason Dyck.
(3)	Jason Dyck resigned as a director effective September 22, 2020.

Securities Authorized for Issuance Under Equity Compensation Plans

All Share Compensation Arrangements of the Company include the Option Plan, the RSU Plan and the DSU Plan. As outstanding Options are exercised, additional Options may be granted to replace the exercised Options. In addition, as the number of issued and outstanding Common Shares increases, the number of Options available for grant to eligible optionees also increases.

Equity Compensation Plan Information

The following table sets out equity compensation plan information as at June 30, 2020 financial year end:

	Number of securities to be issued upon exercise of outstanding options and rights, under equity compensation plans(1)	Weighted-average exercise price of outstanding options and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (2)
Plan Category	(a)	(b)	(c)
Equity Compensation Plans Approved by Shareholders – Option Plan	4,077,512(3)	74.04	6,528,703(4)
Equity Compensation Plans Approved by Shareholders – RSU Plan	360,098(5)	44.06	355,968(6)
Equity Compensation Plans Approved by Shareholders – DSU Plan	16,198(7)	44.01	67,135(8)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	4,453,808(9)	71.51	6,951,806(10)

Notes:

(1)	Represents the number of Common Shares reserved for issuance upon exercise of outstanding Options, redemption of RSUs and DSUs.
(2)	A maximum of 10% for issuance, less any Common Shares reserved for issuance under the share compensation arrangements, may be reserved for issuance in aggregate under the Option Plan, the RSU Plan and the DSU Plan. As at June 30, 2020, the maximum number of Common Shares reserved for issuance under the Option Plan, the RSU Plan and the DSU Plan, in aggregate, was 11,522,881 Common Shares, (being 10% of the 115,228,811 Common Shares then issued and outstanding).
(3)	Represents 3.5% of Common Shares issued and outstanding as of June 30, 2020.
(4)	Represents 5.7% of Common Shares issued and outstanding as of June 30, 2020.
(5)	Represents 0.3% of Common Shares issued and outstanding as of June 30, 2020.
(6)	Represents 0.3% of Common Shares issued and outstanding as of June 30, 2020.
(7)	Represents 0.01% of Common Shares issued and outstanding as of June 30, 2020.
(8)	Represents 0.06% of Common Shares issued and outstanding as of June 30, 2020.
(9)	Represents 3.9% of Common Shares issued and outstanding as of June 30, 2020.
(10)	Represents 6.0% of Common Shares issued and outstanding as of June 30, 2020.

Burn Rate & Dilution Rate

The annual burn rate for each security-based compensation arrangement for the three most recently completed financial years, expressed as a percentage and calculated by dividing the number of awards granted during the financial year by the weighted average number of Common Shares outstanding for the financial year, is set forth in the following table:

	For the financial year ended June 30(1)
	2020	2019	2018	2017
Option Plan	1.25%	4.04%	3.93%	4.36%
RSU Plan	0.26%	0.0742%	0.0483%	0%
DSU Plan	0.01%	0.0030%	0%	0%

Note:

(1)

The annual burn rate is calculated as the number of securities granted under the arrangement during the applicable financial year divided by the weighted average number of securities outstanding for the applicable financial year.

The dilution rate is expressed as a percentage and calculated by dividing the number of awards outstanding at the end of a financial year by the number of Common Shares outstanding. As of June 30, 2020, the Company’s dilution rate under all security-based compensation arrangements is as follows:

	As of the financial year ended June 30
	2020	2019	2018
Number of Securities Outstanding under All Security-Based Arrangements	4,453,808	4,199,112	2,525,510
Number of Common Shares Outstanding	115,228,811	84,786,562	47,342,761
Dilution Rate	3.87%	4.95%	5.33%

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	At no time during the Company’s last completed financial year, was any director, executive officer, employee, proposed management nominee for election as a director of the Company nor any associate of any such director, executive officer, or proposed management nominee of the Company or any former director, executive officer or employee of the Company or any of its subsidiaries, indebted to the Company or any of its subsidiaries or indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	This Information Circular, including the disclosure below, briefly describes (and, where practicable, states the approximate amount) of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.
MANAGEMENT CONTRACTS	Except as set out herein, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.
ADDITIONAL INFORMATION	Additional information regarding the Company and its business activities is available on the SEDAR website located at www.sedar.com under “Company Profiles – Aurora Cannabis Inc.”. The Company’s financial information is provided in the Company’s comparative financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website at the location noted above. Shareholders of the Company may request copies of the Company’s financial statements and related management discussion and analysis by contacting the Company at toll-free 1-855-279-4652 (within Canada and the US) or sending an email to aurora@icrinc.com.
OTHER MATTERS	The Board is not aware of any other matters it anticipates will come before the Meeting as of the date of this Information Circular.

The contents of this Information Circular and its distribution to shareholders has been approved by the Board.

DATED effective September 28, 2020

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Miguel Martin

Miguel Martin
Chief Executive Officer

SCHEDULE “A”
10% “ROLLING” SHARE OPTION PLAN

(see attached)

SHARE OPTION PLAN

ARTICLE I

INTRODUCTION

1.1	Purpose of Plan

The purpose of the Share Option Plan is to secure for Aurora Cannabis Inc. (the “Company”) and its shareholders the benefits of incentives inherent in the share ownership by the directors, employees and consultants of the Company and its Subsidiaries who, in the judgment of the board of directors of the Company, will be largely responsible for its future growth and success. It is generally recognized that a stock option plan of the nature provided for herein aids in retaining and encouraging employees and directors of exceptional ability because of the opportunity offered to them to acquire a proprietary interest in the Company.

1.2	Definitions

(a)	“Affiliate” means any corporation that is an affiliate of the Company as defined in National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended from time to time.

(b)	“Associate” with any person or corporation is as defined in the Securities Act.

(c)	“Board” means the board of directors of the Company, or any committee of the board of directors to which the duties of the board of directors hereunder are delegated.

(d)	“Blackout Period” has the meaning ascribed thereto in Section 2.6.

(e)	“Change of Control” means the occurrence of any one or more of the following events:

(i)	a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any of its Affiliates and another corporation or other entity, as a result of which the holders of Common Shares immediately prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation immediately after completion of the transaction;

(ii)	the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of all or substantially all of the assets, rights or properties of the Company and its Subsidiaries on a consolidated basis to any other person or entity, other than transactions among the Company and its Subsidiaries;

(iii)	a resolution is adopted to wind-up, dissolve or liquidate the Company;

(iv)	any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires, or acquires control (including, without limitation, the right to vote or direct the voting) of, Voting Securities of the Company which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror controls, would entitle the Acquiror and/or Associates and/or Affiliates of the Acquiror, to cast or to direct the casting of 50% or more of the votes attached to all of the Company’s outstanding Voting Securities which may be cast to elect directors of the Company or the successor corporation (regardless of whether a meeting has been called to elect directors); or

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(i)	as a result of or in connection with: (A) a contested election of directors; or (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Company or any of its Affiliates and another corporation or other entity (a “Transaction”), fewer than 50% of the directors of the Company or the successor corporation are persons who were directors of the Company immediately prior to the Transaction.

For the purposes of the foregoing definition of Change of Control, “Voting Securities” means Common Shares and any other shares entitled to vote for the election of directors and, for the purposes of calculating the number of securities of the Company owned or controlled by the Acquiror, it shall include any security, whether or not issued by the Company, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors including any options or rights to purchase such shares or securities.

(f)	“Common Shares” means the common shares in the capital of the Company.

(g)	“Consultant” has the meaning ascribed to such term under section 2.22 of National Instrument 45-106 – Prospectus and Registration Exemptions or any successor provisions thereto.

(h)	“Company” means Aurora Cannabis Inc., a corporation existing under the Business Corporations Act (British Columbia).

(i)	“Director” means a director of the Company or any of its Subsidiaries.

(j)	“Disability” means any disability with respect to an Optionee which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Optionee from:

(i)	being employed or engaged by the Company, its Subsidiaries or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Company or its Subsidiaries; or

(ii)	acting as a director or officer of the Company or its Subsidiaries.

(k)	“Early Retirement” in respect of an Eligible Person means the Eligible Person, at their election, ceasing to be an Eligible Person after attaining the age of 55 years old and the Participant’s age plus number of years of continuous service is not less than a total of 65 years.
(l)	“Eligible Person” means any employee, officer, Director or Consultant of the Company or any of its Subsidiaries.

(m)	“Exchange” means the Toronto Stock Exchange or, if the Common Shares are not listed on the Toronto Stock Exchange, the principal stock exchange on which the Common Shares are listed as determined by the Board.

(n)	“Holding Company” means a company of which the Optionee holds the majority of the voting securities.

(o)	“Insider” has the meaning ascribed thereto in the TSX Company Manual.

(p)	“Option” shall mean an option granted under the terms of the Plan.

(q)	“Option Commitment” means the notice of grant of an Option delivered by the Company hereunder to an Optionee and substantially in the form of Exhibit A hereto.

(r)	“Option Period” shall mean the period during which an Option may be exercised.

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(s)	“Optionee” shall mean an Eligible Person to whom an Option has been granted under the terms of the Plan.

(t)	“Plan” means this Share Option Plan established and operated pursuant to Article II hereof.

(u)	“Retirement” in respect of an Eligible Person means the Eligible Person ceasing to be an Eligible Person after attaining the age of 65 years old, or 55 years old and the Participant’s age plus number of years of continuous service is not less than a total of 70 years.

(v)	“Retirement Date” means the date that an Eligible Person ceases to be an Eligible Person due to the Retirement or Early Retirement of the Participant.

(w)	“Securities Act” means the Securities Act (British Columbia) amended from time to time.

(x)	“Share Compensation Arrangement” means the Plan described herein and any other security based compensation arrangements implemented by the Company including stock options, other stock option plans, employee stock purchase plans, share distribution plans, stock appreciation rights, restricted share unit plans or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares of the Company.

(y)	“Subsidiary” has the meaning ascribed thereto in the Securities Act.

(z)	“Trading Day” means a day on which the Exchange is open for trading and on which the Common Shares have not been halted.

(aa)	“TSX” means the Toronto Stock Exchange and any successor thereto; and

(bb)	“TSX Policies” means the rules and policies of the TSX as amended from time to time.

ARTICLE II

STOCK OPTION PLAN

2.1	Participation

Options to purchase Common Shares may be granted hereunder to Eligible Persons.

2.2	Determination of Option Recipients

The Board or as the Board may delegate to the Compensation Committee shall make all necessary or desirable determinations regarding the granting of Options to Eligible Persons and may take into consideration the past and potential contributions of a particular Eligible Person to the success of the Company and any other factors that it may deem proper and relevant.

2.3	Exercise Price

The exercise price per Common Share shall be determined by the Board at the time the Option is granted, but, in any event, shall not be less than the closing price of the Common Shares on the Exchange ending on the Trading Day immediately preceding the grant date of the Option.

2.4	Grant of Options

The Board may, at any time, authorize the granting of Options to such Eligible Persons as it may select for the number of Common Shares that it shall designate, subject to the provisions of the Plan. The grant date of an Option shall be the date the Board approves such grant or a later effective date of grant, if so determined by the Board at the time of approving the grant of such Option. No Option is intended to qualify as an “incentive stock option” as described in Section 422 of the Internal Revenue Code (United States).

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2.5	Option Commitment

Each Option granted to an Optionee shall be evidenced by an Option Commitment detailing the terms of the Option and, upon delivery of the Option Commitment to the Optionee by the Company, the Optionee shall have the right to purchase the Common Shares underlying the Option at the exercise price set out therein, subject to any provisions as to the vesting of the Option and the other terms of the Plan.

2.6	Terms of Options

The Option Period shall be determined by the Board at the time of granting the Options provided, however, that the Option Period must not extend beyond five years from the grant date of the Option.

Notwithstanding the foregoing, in the event that the expiry of an Option Period falls within, or within two (2) Trading Days after the end of, a trading blackout period imposed by or on the Company (the “Blackout Period”), the expiry date of such Option Period shall be automatically extended to the close of the 10th Trading Day following the end of the Blackout Period.

2.7	Vesting

Options granted pursuant to the Plan shall vest and become exercisable by an Optionee at such time or times as may be determined by the Board, and may be made subject to performance conditions as the Board may determine at the time of granting such Options.

2.8	Exercise of Option

Subject to any provisions of the Plan, an Option may be exercised from time to time by delivery to the Company of a written notice of exercise specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the exercise price of the Common Shares to be purchased and any amount required to be withheld for tax purposes. At the discretion of the Chief Financial Officer, a declaration of residency may also be required from an Optionee prior to the issuance of Common Shares. Certificates for such Common Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment. Unless otherwise determined by the Board, the Company shall not offer financial assistance regarding the exercise of an Option and any such financial assistance will require shareholder approval.

2.9	Lapsed Options

If Options are surrendered, terminated or expire without being exercised in whole or in part, new Options may be granted covering the Common Shares not purchased under such lapsed Options.

2.10	Death or Disability of Optionee

If an Optionee ceases to be an Eligible Person due to death or Disability, any Option held by the Optionee at the date of death or Disability shall be exercisable by the Optionee or the Optionee’s legal heirs or personal representatives, as applicable. All such Options shall vest immediately at the time of death or Disability, and be exercisable for 12 months after the date of death or Disability or prior to the expiration of the Option Period in respect thereof, whichever is sooner, subject to the Board determining otherwise in its own discretion upon the grant of such Options or after the occurrence of such death or Disability.

2.11	Termination of Employment or Ceasing to be an Eligible Person

Subject to any provisions with respect to vesting of Options in an Optionee’s employment agreement with the Company, if an Optionee ceases to be an Eligible Person, other than as a result of termination for cause, any Option held by such Optionee at the date such person ceases to be an Eligible Person shall be exercisable only to the extent that the Optionee is entitled to exercise the Option on such date and only for 90 days thereafter (or such longer period as may be prescribed by law or as may be determined by the Board in its sole discretion) or prior to the expiration of the Option Period in respect thereof, whichever is sooner. Subject to the provisions with respect to vesting of Options in an Optionee’s employment agreement with the Company, in the case of an Optionee being terminated for cause, the Option shall immediately terminate and shall no longer be exercisable as of the date of such termination, subject to the Board determining otherwise.

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Notwithstanding the foregoing, when an Optionee ceases to be an Eligible Person, the Board has discretion to accelerate the vesting of his/her Options and/or allow such Options to continue for a period beyond 90 days, except however, that such Options may not be extended beyond the expiry of their original Option Period.

In the case of an Optionee who is being dismissed from employment or service for cause, or whose services are terminated for cause, such Optionee’s Options, whether or not vested at the date of dismissal will immediately terminate without right to exercise same.

2.12	Effect of Take-Over Bid

If a bona fide offer (the “Offer”) for Common Shares is made to shareholders generally or to a class of shareholders that would include the Optionee, which Offer, if accepted in whole or in part, would result in the offeror (the “Offeror”) exercising control over the Company within the meaning of the Securities Act, then the Company shall, as soon as practicable following receipt of the Offer, notify each Optionee of the full particulars of the Offer. The Board will have the sole discretion to amend, abridge or otherwise eliminate any vesting schedule so that notwithstanding the other terms of this Plan, such otherwise unvested Option may be conditionally exercised in whole or in part by the Optionee and the underlying Common Shares may be conditionally issued so (and only so) as to permit the Optionee to tender the Common Shares received in connection with the exercise (the “Optioned Shares”) pursuant to the Offer. If:

(a)	the Offer is not complied with within the time specified therein;

(b)	the Optionee does not tender the Optioned Shares pursuant to the Offer; or

(c)	all of the Optioned Shares tendered by the Optionee pursuant to the Offer are not taken up and paid for by the Offeror in respect thereof;

then at the discretion of the Board, the Options shall be deemed not to have been exercised and the Optioned Shares or, in the case of clause (c) above, the Optioned Shares that are not taken up and paid for, shall be deemed not to have been issued and shall be reinstated as authorized but unissued Common Shares and the terms of the Option as set forth in this Plan and the Option Commitment shall again apply to the Option. If any Optioned Shares are returned to the Company under this Section, the Company shall refund, subject to Company’s obligations under applicable tax law, the exercise price to the Optionee for such Optioned Shares.

2.13	Effect of a Change of Control

Subject to the terms of an Optionee’s employment agreement with respect to a Change of Control of the Company, and unless otherwise determined by the Board prior to such Change of Control, if a Change of Control occurs, all Options then outstanding shall automatically vest, so that, notwithstanding the other terms of this Plan, such Options may be exercised in whole or in part by the Optionee and upon the exercise of an Option under the Plan and, subject to applicable tax withholding requirements, the holder thereof shall be entitled to receive any securities, property or cash (or a combination thereof) which the Optionee would have received upon such Change of Control, if the Optionee had exercised his Option immediately prior to the applicable record date or event, as applicable, and the exercise price shall be adjusted, as applicable, by the Board, unless the Board otherwise determines the basis upon which such Option shall be exercisable, and any such adjustments shall be binding for all purposes of the Plan.

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2.14	Adjustment in Common Shares

If there is any change in the Common Shares through or by means of a declaration of stock dividends of Common Shares or consolidations, subdivisions or reclassifications of Common Shares, or otherwise, the number of Common Shares, subject to any Option, and the exercise price thereof and the maximum number of Common Shares that may be issued under the Plan in accordance with Section 3.1(a) shall be adjusted appropriately by the Board, subject to any applicable rules of the Exchange, and such adjustment shall be effective and binding for all purposes of the Plan. An adjustment under Section 2.13 or 2.14 (the “Adjustment Provisions”) will take effect at the time of the event that gives rise to the adjustment, and the Adjustment Provisions are cumulative. The Company will not be required to issue fractional Common Shares in satisfaction of its obligations hereunder. Any fractional interest in a Common Share that would, except for this provision, be deliverable upon the exercise of an Option will be cancelled and not be deliverable by the Company. If any questions arise at any time with respect to the exercise price or number of Common Shares deliverable upon exercise of an Option in connection with any of the events set out in Sections 2.12, 2.13 or 2.14, such questions will be conclusively determined by the Company’s auditors, or, if they decline to so act, any other firm of Chartered Accountants that the Company may designate and who will have access to all appropriate records, and such determination will be binding upon the Company and all Optionees.

2.15	Retirement or Early Retirement

In respect of Retirement or Early Retirement of an Optionee, unless determined otherwise by Board:

(a)	in the event of the Retirement of an Optionee, any Options granted to the Optionee will continue to vest without altered vesting terms;
(b)	in the event of the Early Retirement of an Optionee, any Options granted to the Optionee will vest pro-rata on an accelerated basis calculated by dividing the number of months that have elapsed between the applicable grant date and the Retirement Date by the total number of months between the grant date and the vesting date.

ARTICLE III

GENERAL

3.1	Maximum Number of Shares

(a)	The aggregate number of Common Shares issuable upon the exercise of all Options granted under the Plan and under all other Share Compensation Arrangement (pre-existing or otherwise) shall not exceed 10% of the issued and outstanding Common Shares as at the date of grant of each Option under the Plan, including a fixed limit of 3,000,000 Common Shares under each of the Company’s Restricted Share Unit Plan and Performance Share Unit Plan, as well as 500,000 under the Company’s Deferred Stock Unit Plan. If any Option granted hereunder shall expire, terminate for any reason in accordance with the terms of the Plan or be exercised, Common Shares subject thereto shall again be available for the purpose of the Plan.

(b)	The aggregate number of Common Shares which may be issuable at any time pursuant to this Plan or any other Share Compensation Arrangement (pre-existing or otherwise) to Insiders shall not exceed 10% of the Common Shares then outstanding.

(c)	The aggregate number of Common Shares which may be issued pursuant to this Plan or any other Share Compensation Arrangement (pre-existing or otherwise) to Insiders within a one- year period shall not exceed 10% of the Common Shares then outstanding.

3.2	Transferability

Options are not assignable or transferable other than by will or by the applicable laws of descent, except to a Holding Company of the Optionee or by a Holding Company to the Optionee, with the consent of the Company. During the lifetime of an Optionee, all Options may only be exercised by the Optionee or such Holding Company.

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3.3	Employment

Nothing contained in the Plan shall confer upon any Optionee any right with respect to employment or continuance of employment with the Company or any Subsidiary, or interfere in any way with the right of the Company, or any Subsidiary, to terminate the Optionee’s employment at any time. Participation in the Plan by an Optionee is voluntary.

3.4	No Shareholder Rights

An Optionee shall not have any rights as a shareholder of the Company with respect to any of the Common Shares covered by an Option until the Optionee exercises such Option in accordance with the terms of the Plan and the issuance of the Common Shares by the Company.

3.5	Record Keeping

The Company shall maintain a register in which shall be recorded the name and address of each Optionee, the number of Options granted to an Optionee, the details thereof and the number of Options outstanding.

3.6	Necessary Approvals

The Plan shall be effective only upon the approval of both the Board and the shareholders of the Company by ordinary resolution. The obligation of the Company to sell and deliver Common Shares in accordance with the Plan is subject to the approval of any governmental authority having jurisdiction or any stock exchanges on which the Common Shares are listed for trading that may be required in connection with the authorization, issuance or sale of such Common Shares by the Company. If any Common Shares cannot be issued to any Optionee for any reason whatsoever including, without limitation, the failure to obtain such approval, then the obligation of the Company to issue such Common Shares shall terminate and any exercise price paid by an Optionee to the Company shall be returned to the Optionee.

3.7	Administration of the Plan

The Board is authorized to interpret the Plan from time to time and to adopt, amend and rescind rules and regulations for carrying out the Plan. The interpretation and construction of any provision of the Plan by the Board shall be final and conclusive. Administration of the Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

3.8	Taxes

The Company shall have the power and the right to deduct or withhold, or require an Optionee to remit to the Company, the required amount to satisfy federal, provincial, territorial or foreign taxes, required by law or regulation to be deducted or withheld with respect to any taxable event arising as a result of the Plan, including the grant or exercise of any Option. With respect to any required withholding, the Company shall have the irrevocable right to, and the Optionee consents to, the Company setting off any amounts required to be withheld, in whole or in part, against amounts otherwise owing by the Company to the Optionee (whether arising pursuant to the Optionee’s relationship as a director, officer, employee or consultant of the Company or otherwise), or may make such other arrangements that are satisfactory to the Optionee and the Company. In addition, the Company may elect, in its sole discretion, to satisfy the withholding requirement, in whole or in part, by withholding such number of Common Shares issuable upon exercise of the Options as it determines are required to be sold by the Company, as agent for the Optionee, to satisfy any withholding obligations net of selling costs. The Optionee consents to such sale and grants to the Company an irrevocable power of attorney to effect the sale of such Common Shares issuable upon exercise of the Options and acknowledges and agrees that the Company does not accept responsibility for the price obtained on the sale of such Common Shares issuable upon exercise of the Options.

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3.9	Restrictions on Option Grants to Insiders The Plan is subject to restrictions that:
(a)	the number of Common Shares issued to Insiders as a group pursuant to Options granted under the Plan, when combined with Common Shares issued to Insiders under all the Company’s other Share Compensation Arrangements shall not exceed 2% of the issued Common Shares within any 12 month period;
(b)	the number of Common Shares issuable to Insiders at any time as a group under the Plan, when combined with Common Shares issuable to Insiders under all the Company’s other Share Compensation Arrangements, shall not exceed 10% of the Company’s issued Common Shares; and
(c)	no exercise price of an Option granted to an Insider may be reduced nor an extension to the term of an Option granted to an Insider extended without further approval of the disinterested shareholders of the Company.
3.10	Amendment, Modification or Termination of Plan

Subject to the requisite regulatory approvals, and shareholder approval as prescribed under subparagraph 3.10 (a) below and any applicable rules of the Exchange, the Board may, from time to time, amend or revise the terms of the Plan (including Options granted thereunder) or may discontinue the Plan at any time provided however that no such amendment may, without the consent of the Optionee, in any manner materially adversely affect his rights under any Option theretofore granted under the Plan.

(a)              The Board may, subject to receipt of requisite shareholder and regulatory approval, make the following amendments to the Plan (including Options granted thereunder):

(i)	any amendment to Section 3.1 including, without limitation, any amendment to the percentage of securities reserved and issuable under the Plan;
(ii)	any change to the definition of “Eligible Persons” that would have the potential of narrowing or broadening or increasing Insider participation;

(iii)	the addition of any form of financial assistance;

(iv)	any amendment to a financial assistance provision that is more favourable to Eligible Persons;

(v)	the addition of deferred or restricted share unit or any other provision which results in Eligible Persons receiving securities while no cash consideration is received by the Company;

(vi)	any amendment to Section 3.2 to permit Options to be transferred or assigned other than for normal estate settlement purposes;

(vii)	any amendment that reduces the exercise price or permits the cancellation and re- issuance of Options;

(viii)	any amendment that extends Options beyond the original Option Period of such Options;

(ix)	any other amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities; and

(x)	any reduction to the range of amendments requiring shareholder approval contemplated in this Section or any other amendments to this Section 3.10;

(b)              The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion (without shareholder approval), make all other amendments to the Plan (including Options granted thereunder) that are not of the type contemplated in subparagraph 3.10 (a) above, including, without limitation:

(i)	amendments which are of a typographical, grammatical, clerical or of a housekeeping nature;

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(ii)	the addition of or a change to vesting provisions of a security or the Plan;

(iii)	the addition of a cashless exercise feature; and

(iv)	a change to the termination provisions of a security or the Plan that does not entail an extension beyond the original Option Period.

(c)              Notwithstanding the provisions of subparagraph 3.9 (b), the Company shall additionally obtain requisite shareholder approval in respect of amendments to the Plan that are contemplated pursuant to subparagraph 3.10 (b) to the extent such approval is required by any applicable law or regulations.

3.11	No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Common Shares issued in accordance with the provisions of the Plan.

3.12	Interpretation

The Plan will be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

3.13	Compliance with Applicable Law

If any provision of the Plan or any agreement entered into pursuant to the Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body or stock exchange having authority over the Company or the Plan then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

Approved by the Board on September 10, 2020 and by the shareholders of the Company on ●.

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EXHIBIT A

AURORA CANNABIS INC.

SHARE OPTION PLAN OPTION COMMITMENT

Notice is hereby given that, effective this ____ day of ____________ (the “Effective Date”), Aurora Cannabis Inc. (the “Company”) has granted to ____________, an option (the “Option”) to acquire ____________Common Shares in the capital of the Company on or prior to 5:00 p.m. Vancouver time on the ____ day of ____________ (the “Expiry Date”) at an exercise price of Cdn. $ ________ per Common Shares.

The Option shall vest and become exercisable in accordance with the following schedule:

●

The grant of the Option evidenced hereby is made subject to the terms and conditions of the Company’s Share Option Plan (the “Share Option Plan”), the terms and conditions of which are hereby incorporated herein and consented to by the undersigned Optionee.

To exercise your Option, deliver to the Company either (i) a written notice specifying the number of Common Shares you wish to acquire, together with a certified cheque or bank draft payable to the Company for the aggregate exercise price; or (ii) written notice of exercise by cashless option specifying the number of Common Shares with respect to which the Option is being exercised by cashless option. At the discretion of the Company a declaration of residence may also be requested prior to the issuance of any Common Shares. Upon receipt by the Company of requisite documents and payments, the Company’s transfer agent will then issue a certificate for the Common Shares so acquired as soon as practicable thereafter.

The undersigned Optionee hereby authorizes the Company to withhold any remuneration payable to the undersigned for the purposes of paying any taxes required to be deducted or withheld as a result of the undersigned’s participation in the Share Option Plan.

The Company and the Optionee represent that the Optionee under the terms and conditions of the Plan is a bona fide Eligible Person (as defined in the Plan), entitled to receive Options under TSX Policies.

AURORA CANNABIS INC.	OPTIONEE

Authorized Signatory	Name:

SCHEDULE “B”
PROPOSED FIXED PERFORMANCE SHARE UNIT PLAN

(see attached)

PERFORMANCE SHARE UNIT PLAN

Article One
DEFINITIONS AND INTERPRETATION

Section 1.01         Definitions: For purposes of this Performance Share Unit Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized will have the following meanings:

(a)	“Act” means the Business Corporations Act (British Columbia) or its successor, as amended from time to time.
(b)	“Achieved Performance Ratio” means, for any Performance Share Unit, the percentage, ranging from 0% to 200% (or within such other range as the Board may determine from time to time), quantifying the performance achievement realized on an Entitlement Date determined in accordance with the performance conditions or measures and other terms outlined in the Performance Share Unit grant letter evidencing such Performance Share Unit;
(c)	“Affiliate” means any Company that is an affiliate of the Company as defined in National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended from time to time;
(d)	“Associate” with any person or Company is as defined in the Securities Act.
(e)	“Board” means the Board of Directors of the Company;
(f)	“Change of Control” means the occurrence of any one or more of the following events:
(i)	a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any of its Affiliates and another Company or other entity, as a result of which the holders of Common Shares prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor Company after completion of the transaction;
(ii)	the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of all or substantially all of the assets, rights or properties of the Company and its subsidiaries on a consolidated basis to any other person or entity, other than transactions among the Company and its subsidiaries;
(iii)	a resolution is adopted to wind-up, dissolve or liquidate the Company;
(iv)	any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires, or acquires control (including, without limitation, the right to vote or direct the voting) of, Voting Securities of the Company which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror controls, would entitle the Acquiror and/or Associates and/or Affiliates of the Acquiror, to cast or to direct the casting of 50% or more of the votes attached to all of the Company’s outstanding Voting Securities which may be cast to elect directors of the Company or the successor Company (regardless of whether a meeting has been called to elect directors); or

(v)	as a result of or in connection with: (A) a contested election of directors; or (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Company or any of its Affiliates and another Company or other entity (a “Transaction”), fewer than 50% of the directors of the Company or the successor Company are persons who were directors of the Company immediately prior to the Transaction.
(g)	“Committee” means the Directors or if the Directors so determine in accordance with Section 2.03 of the Performance Share Unit Plan, the committee of the Directors authorized to administer the Performance Share Unit Plan which may include any compensation committee of the Directors;
(h)	“Common Shares” shall mean the common shares in the capital of the Company;
(i)	“Company” means Aurora Cannabis Inc., a Company existing under the Act;
(j)	“Deferred Payment Date” for a Participant means the date after the Performance Period which is the earlier of (i) the date to which the Participant has elected to defer receipt of Performance Shares in accordance with Section 3.04 of this Performance Share Unit Plan; and (ii) the Participant’s Termination or Retirement Date;
(k)	“Designated Affiliate” means the subsidiaries of the Company designated by the Committee for purposes of the Performance Share Unit Plan from time to time;
(l)	“Directors” means the board of directors of the Company from time to time;
(m)	“Early Retirement” in respect of a Participant means the Participant, at their election, ceasing to be an Eligible Employee, Eligible Director or Eligible Consultant after attaining the age of 55 years old and the Participant’s age plus number of years of continuous service is not less than a total of 65 years;
(n)	“Eligible Consultants” shall mean consultants as defined under section 2.22 of National Instrument 45-106 Prospectus and Registration Exemptions or any successor provisions thereto;
(o)	“Eligible Directors” means the Directors and the directors of any Designated Affiliate of the Company from time to time;
(p)	“Eligible Employees” means employees, including officers, whether Directors or not, and including both full-time and part-time employees, of the Company or any Designated Affiliate of the Company;
(q)	“Entitlement Date” means the date as determined by the Board in its sole discretion in accordance with the Plan, provided, in the case of Participants who are liable to taxation under the provisions of the Income Tax Act (Canada) in respect of amounts payable under this Plan, that such date, or amendment of such date as contemplated by Section 3.04 of this Plan, will not be later than December 31 of the third calendar year following the calendar year in which the services were performed in respect of the corresponding Performance Share Unit Award or such later date as may be permitted under paragraph (k) the definition of “salary deferral arrangement” in subsection 248(1) of the Income Tax Act (Canada) as amended from time to time, or other applicable provisions thereof, so as to ensure that the Plan is not considered to be a “salary deferral arrangement” for purposes of the Income Tax Act (Canada);

(r)	“Grant Date” means the date that a Performance Share Unit Award is granted to a Participant under this Plan, as evidenced by the register or registers maintained by the Company for Performance Share Unit Awards;
(s)	“Insider” has the meaning ascribed thereto in the TSX Company Manual;
(t)	“Market Price” means the volume weighted average trading price of the Common Shares on the TSX for the five trading days ending on the last trading date immediately before the date on which the Market Price is determined. In the event that the Common Shares are not then listed and posted for trading on the TSX, the Market Price will be the fair market value of such Common Shares as determined by the Board in its sole discretion;
(u)	“Participant” means each Eligible Director, Eligible Consultant, and Eligible Employee to whom Performance Share Units are granted;
(v)	“Performance Share Unit” means a unit credited by means of an entry on the books of the Company to a Participant, representing the right to receive on the Participant’s Entitlement Date either, in the absolute discretion of the Board, (i) subject to the Required Shareholder Approval being obtained, such number of Common Shares from treasury as determined in accordance with Section 2.07(i) and Article III, or (ii) a cash payment equal to the then Market Price of a Common Share (subject to adjustments), and in each case, if applicable, multiplied by, the Achieved Performance Ratio;
(w)	“Performance Share Unit Award” means an award of Performance Share Units under this Plan to a Participant;
(x)	“Plan” means the Company’s Performance Share Unit Plan, as same may be amended from time to time;
(y)	“Retirement” in respect of a Participant means the Participant ceasing to be an Eligible Employee, Eligible Director or Eligible Consultant after attaining the age of 65 years old, or 55 years old and the Participant’s age plus number of years of continuous service is not less than a total of 70 years;
(z)	“Retirement Date” means the date that a Participant ceases to be an Eligible Employee, Eligible Director or Eligible Consultant due to the Retirement or Early Retirement of the Participant;
(aa)	“Required Shareholder Approval” means the approval of this Plan by the shareholders of the Company, as may be required by the TSX or any other Stock Exchange on which the Common Shares are listed, as a plan allowing for the issuance of Common Shares from treasury to satisfy Performance Share Units on an applicable Entitlement Date;
(bb)	“Securities Act” means the Securities Act (British Columbia) or its successor, as amended from time to time;
(cc)	“Stock Exchange” means, the Toronto Stock Exchange or, if the Common Shares are not listed on the Toronto Stock Exchange, the principal stock exchange on which the Common Shares are listed as determined by the Board;
(dd)	“Subsidiary” has the meaning set out in the Act;
(ee)	“Termination” means: (i) in the case of an Eligible Employee, the termination of the employment of the Eligible Employee with or without cause by the Company or a Designated Affiliate or cessation of employment of the Eligible Employee with the Company or a Designated Affiliate as a result of resignation or otherwise other than the Retirement or Early Retirement of the Eligible Employee; (ii) in the case of an Eligible Director, the removal of or failure to re-elect the Eligible Director as a director of the Company or a Designated Affiliate; (iii) in the case of an Eligible Consultant, the termination of the services of the Eligible Consultant by the Company or a Designated Affiliate;

(ff)	“Trading Day” means a day on which the Stock Exchange is open for trading and on which the Common Shares have not been halted
(gg)	“TSX” means the Toronto Stock Exchange;
(hh)	“TSX Policies” means the policies included in the TSX Company Manual and “TSX Policy” means any one of them; and
(ii)	“Voting Securities” means Common Shares and any other shares entitled to vote for the election of Directors and will include any securities, whether or not issued by the Company, which are not shares entitled to vote for the election of Directors but are convertible into or exchangeable for shares which are entitled to vote for the election of Directors including any options or rights to purchase such shares or securities
Section	1.02 Headings:

The headings of all articles, sections, and paragraphs in the Plan are inserted for convenience of reference only and will not affect the construction or interpretation of the Plan.

Section	1.03 Context, Construction:

Whenever the singular or masculine are used in the Plan, the same will be construed as being the plural or feminine or neuter or vice versa where the context so requires.

Section	1.04 References to this Performance Share Unit Plan:

The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof.

Section	1.05 Canadian Funds:

Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada.

Article Two
PURPOSE AND ADMINISTRATION OF THE PERFORMANCE SHARE UNIT PLAN

Section	2.01 Purpose of the Performance Share Unit Plan:

This Plan provides for the granting of Performance Share Unit Awards for services rendered, and, subject to the Required Shareholder Approval and at the election of the Board in its sole discretion, the settlement of such Performance Share Unit Awards through the issuance of Common Shares from treasury or the payment of cash, for the purpose of advancing the interests of the Company, its Designated Affiliates and its shareholders through the motivation, attraction and retention of employees, officers and Eligible Consultants and the alignment of their interest with the interest of the Company’s shareholders. It is intended that this Plan not be treated as a “salary deferral arrangement” by reason of paragraph (k) of the definition thereof in section 248(1) of the Income Tax Act (Canada).

Section	2.02 Administration of the Performance Share Unit Plan:

The Plan will be administered by the Committee and the Committee will have full authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary in order to comply with the requirements of the Plan. All actions taken and all interpretations and determinations made by the Committee in good faith will be final and conclusive and will be binding on the Participants and the Company. No member of the Committee will be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee will, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Company with respect to any such action taken or determination or interpretation made. The appropriate officers of the Company are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan will be for the account of the Company.

Section	2.03 Delegation to Committee:

All of the powers exercisable hereunder by the Directors may, to the extent permitted by applicable law and as determined by resolution of the Directors, be exercised by a committee of the Directors comprised of not less than three Directors, including any compensation committee of the Board.

Section	2.04 Record Keeping:

The Company will maintain a register in which will be recorded

(i)	the name and address of each Participant in the Plan, and
(ii)	the number of Performance Share Unit Awards granted to each Participant under the Plan.
Section	2.05 Determination of Participants and Participation:

The Committee will from time to time determine the Participants who may participate in the Plan. The Committee will from time to time determine the Participants to whom Performance Share Unit Awards will be granted and the provisions, performance conditions and restrictions with respect to such grant(s), all such determinations to be made in accordance with the terms and conditions of the Plan, and the Committee may take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Company and any other factors which the Committee deems appropriate and relevant.

Section	2.06 Maximum Number of Common Shares:

The aggregate maximum number of Common Shares reserved for issuance from treasury under the Plan, subject to adjustment pursuant to Section 5.06 will not exceed 3,000,000 Common Shares. The Number of Common Shares issuable under all security based compensation arrangements, at any time, shall not exceed 10% of the total number of Common Shares then outstanding.

The aggregate maximum number of Common Shares reserved for issuance under the Plan will be reduced by that number of Performance Share Units which are issued in accordance with the provisions of the Plan. Any Common Shares subject to a Performance Share Unit which have been granted under the Plan and which have been cancelled or terminated in accordance with the terms of the Plan will again be available under the Plan.

The maximum aggregate number of Common Shares:

(i)	which may be reserved for issuance to any one Participant under the Plan together with all of the Company’s other previously established or proposed share compensation arrangements will not exceed 10% of the issued and outstanding Common Shares on the grant date (on a non-diluted basis);
(ii)	which may be issuable to Insiders under the Plan together with all of the Company’s other previously established or proposed share compensation arrangements will not exceed 10% of the Common Shares issued and outstanding on the grant date (on a non-diluted basis); and

(iii)	which may be issued to Insiders under the Plan together with all of the Company’s other previously established or proposed share compensation arrangements within a twelve month period will not exceed 10% of the issued and outstanding Common Shares at the time of issuance (on a non-diluted basis).

Section 2.07         The Company will satisfy its payment obligation, net of any applicable taxes and other source deductions required by law to be withheld by the Company (or any of its affiliates), for the settlement of Performance Share Units by either:

(i)	the issuance of Common Shares to the Participant in an amount equal to the number of Performance Share Units being settled, or
(ii)	a payment in cash to the Participant equal to the Market Price of a Common Share on the Entitlement Date multiplied by the number of Performance Share Units being settled,

in each case (in the case of Performance Share Units that are subject to performance conditions or measures) multiplied by the Achieved Performance Ratio.

Article Three
PERFORMANCE SHARE UNIT PLAN

Section 3.01         Performance Share Unit Plan:

The Plan is hereby established for the Participants.

Section	3.02 Participants:

Subject to Section 2.06 the Committee will have the right, in its sole and absolute discretion, to grant Performance Share Unit Awards to any Participant, subject to the Plan and with such provisions, performance conditions and restrictions as the Committee may determine. The number of Performance Share Units awarded will be credited to the Participant’s account, effective as of the Grant Date. Each Performance Share Unit vests on its Entitlement Date, as determined by the Board, provided that the Committee will have discretion to amend the Entitlement Date after such grant. The Committee will establish criteria for the grant of Performance Share Units to Participants.

Section	3.03 Performance Share Unit Grant Letter:

Each Performance Share Unit granted under the Plan will be evidenced by a grant letter to the Participant from the Company. Such Performance Share Unit grant letter will be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Committee deems appropriate for inclusion in a Performance Share Unit grant letter. The provisions of the various Performance Share Unit grant letters issued under the Plan need not be identical. To the extent that there is any inconsistency between the Plan and the Performance Share Unit grant letter or any other communications, the Plan will prevail.

Section	3.04 Entitlement Date:

Upon the grant of Performance Share Units to a Participant, the Committee will determine the Entitlement Date applicable to such Performance Share Units. For the avoidance of doubt, except as otherwise set forth in this Article Three, a Participant will have no right or entitlement whatsoever to receive Common Shares or any cash payment until the Entitlement Date. Except as otherwise set forth in this Article Three, a Performance Share Unit Award granted to a Participant will entitle the Participant, subject to the satisfaction of any conditions, performance conditions or measures, restrictions or limitations imposed under this Plan or the applicable Performance Share Unit grant letter, to receive on the Participant’s Entitlement Date or the Deferred Payment Date, as the case may be, a payment in Common Shares or cash as contemplated in Section 2.07 and as set forth in the applicable Performance Share Unit grant letter as provided for in Section 3.03.

Section	3.05 Payment of Dividends:

Subject to the absolute discretion of the Board, the Board may elect to credit each Participant with additional Performance Share Units as a bonus in the event any dividend is paid on Common Shares. In such case, the number of additional Performance Share Units will be equal to the aggregate amount of dividends that would have been paid to the Participant if the Performance Share Units in the Participant’s account had been Common Shares divided by the Market Price of a Common Share on the date on which dividends were paid by the Company.

The additional Performance Share Units will vest on the Participant’s Entitlement Date for the particular Performance Share Unit Award (and will be subject to the same terms) to which the additional Performance Share Units relate.

Section	3.06 Death or Disability of Participant:

Unless the Board determines otherwise, a Participant’s Entitlement Date will be accelerated as follows:

(i)	in the event of the death of the Participant, the Participant’s Entitlement Date will be the date of death; and
(ii)	in the event of the total disability of the Participant, the Participant’s Entitlement Date will be the date on which the Participant becomes totally disabled.

In the event the Participant’s Entitlement Date is accelerated as a result of the death or total disability of the Participant in accordance with this Section 3.06, in the case of Performance Share Units that are subject to performance conditions or measures, unless the Board determines otherwise, the Achieved Performance Ratio will be calculated on the actual performance achievement realized at the time of death or disability.

Section	3.07 Termination Prior to Entitlement Date:

In the event of the Termination with cause of a Participant prior to the Entitlement Date, any Performance Share Units held by the Participant will immediately terminate and be of no further force or effect, provided that the Committee has the absolute discretion to waive such termination.

In the event of the Termination without cause of a Participant prior to the Entitlement Date, the Participant’s Entitlement Date will be accelerated on a pro-rata basis calculated on the actual performance achievement realized at the time of Termination.

Section	3.08 Retirement or Early Retirement:

In respect of Retirement or Early Retirement of the Participant, unless determined otherwise by the Board, a Participant’s Entitlement Date will be determined as follows:

(i)	in the event of Retirement of the Participant, the Participant’s Entitlement Date will not be altered; and
(ii)	in the event of Early Retirement of the Participant, the Participant’s Entitlement Date will be accelerated on a pro-rata basis calculated by dividing the number of months that have elapsed between the applicable Grant Date and the Retirement Date by the total number of months between the Grant Date and the Entitlement Date.

Section	3.09 Change of Control:

In the event of a Change of Control and if, at the time of the Change of Control:

(i)	the Participant is an Eligible Employee and, within 12 months of such Change of Control, the Company terminates the employment or services of said Participant/Eligible Employee for any reason other than just cause or any “triggering event” occurs (as defined in the employment agreement or other contractual arrangement in place between the Participant/Eligible Employee and the Company) (the “Triggering Event”), then on the date of such Triggering Event (the “Early Measurement Date”), the Performance Share Units outstanding and held by the Participant will immediately vest in an amount equal to the product obtained by multiplying (i) the total number of Common Shares otherwise issuable pursuant to such Performance Share Unit Award or the full value of such Performance Share Unit Award (as determined in the absolute discretion of the Board) and (ii) the Applicable Pro-Ration Factor. For purposes of this Section 3.09, with respect to any Performance Share Unit Award covered by this Section 3.09, “Applicable Pro-Ration Factor” will mean the quotient obtained by dividing the number of days that have elapsed since the applicable Grant Date for a Performance Share Unit Award through and including the Early Measurement Date by the total number of days between the Grant Date and the Entitlement Date; or
(ii)	the Participant is not an Eligible Employee of the Company, then all Performance Share Units outstanding and held by the Participant will immediately vest.

In the event the Participant’s Entitlement Date is accelerated in the circumstances contemplated in this Section 3.09, in the case of Performance Share Units that are subject to performance conditions or measures, the Achieved Performance Ratio will be calculated on the actual performance achievement realized as of the date of such termination or Early Measurement Date.

Section	3.10 Term of the Performance Share Unit Plan:

The Plan will be subject to the Required Shareholder approval and any required Stock Exchange approvals. The Plan will become effective on the later of the dates on which the Required Shareholder Approval and any required Stock Exchange approvals are obtained. The Plan will remain in effect until it is terminated by the Board.

Article Four
WITHHOLDING TAXES

Section	4.01 Withholding Taxes:

The Company or any Designated Affiliate may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Company or any Designated Affiliate of the Company is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Common Share including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Common Shares to be issued under the Plan, until such time as the Participant has paid the Company or any Designated Affiliate of the Company for any amount which the Company or Designated Affiliate of the Company is required to withhold with respect to such taxes or other amounts.

Without limitation to the foregoing, the Committee may adopt administrative rules under the Plan which provide for the sale of Common Shares (or a portion thereof) in the market upon the issuance of such Common Shares under the provisions of the Plan to satisfy withholding obligations under the Plan.

Article Five
GENERAL

Section	5.01 Amendment of Performance Share Unit Plan:

The Committee may from time to time in the absolute discretion of the Committee amend, modify and change the provisions of the Plan (including any grant letters) without shareholder approval, including, without limitation,

(a)	amendments of a housekeeping nature, and
(b)	changes to the Entitlement Date of any Performance Share Units.

Section 5.02         Any amendments, modifications or changes to the provisions of the Plan (including any grant letters) which would:

(i)	materially increase the benefits under the Plan,
(ii)	modify Section 5.04,
(iii)	increase the number of Common Shares which may be issued pursuant to the Plan, other than by virtue of Section 5.06 and Section 5.07 of the Plan,
(iv)	materially modify the requirements as to eligibility for participation in the Plan, or
(v)	make any amendment to this Section 5.02 so as to increase the ability of the Board to amend the Plan without shareholder approval,

will only be effective upon such amendment, modification or change being approved by the shareholders of the Company, if required, by the TSX and any other Stock Exchange or regulatory authority having jurisdiction over the securities of the Company. Any amendment, modification or change of any provision of the Plan will be subject to approval, if required, by any regulatory authority having jurisdiction over the securities of the Company.

The Board may discontinue the Plan at any time without first obtaining shareholder approval, provided that, without the consent of a Participant, such discontinuance may not in any manner adversely affect the Participant’s rights under any Performance Share Unit granted under the Plan.

Any amendment of this Plan will be such that this Plan will not be considered a “salary deferral arrangement” as defined in subsection 248(1) of Income Tax Act (Canada) or any successor provision thereto as amended from time to time, or other applicable provisions thereof, by reason of this Plan continuously meeting the requirements under the exception in paragraph (k) of that definition. Notwithstanding the foregoing, the Company will obtain requisite Stock Exchange and shareholder approval in respect of amendments to this Plan, to the extent such approvals are required by any applicable laws or regulations.

Section	5.03 Non-Assignable:

Except as otherwise may be expressly provided for under this Plan or pursuant to a will or by the laws of descent and distribution, no Performance Share Unit and no other right or interest of a Participant is assignable or transferable.

Section	5.04 Rights as a Shareholder:

No holder of any Performance Share Units will have any rights as a shareholder of the Company prior to the Entitlement Date. Subject to Section 3.05, no holder of any Performance Share Units will be entitled to receive, and no adjustment will be made for, any dividends, distributions or any other rights declared for shareholders of the Company for which the record date is prior to the Entitlement Date. The Company will not contribute any amounts to a third party or otherwise set aside any amounts to fund its obligations under this Plan.

Section	5.05 No Contract of Employment:

Nothing contained in the Plan will confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Company or any Designated Affiliate nor interfere or be deemed to interfere in any way with any right of the Company or any Designated Affiliate to discharge any Participant at any time for any reason whatsoever, with or without cause. Participation in the Plan by a Participant will be voluntary.

Section	5.06 Adjustment in Number of Common Shares Subject to the Performance Share Unit Plan:

In the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment will be made by the Committee in:

(i)	the number of Common Shares available under the Plan; and
(ii)	the number of Common Shares subject to any Performance Share Units.

If the foregoing adjustment will result in a fractional Common Share, the fraction will be disregarded. All such adjustments will be conclusive, final and binding for all purposes of the Plan.

Section	5.07 Take-over Bid:

In the event that the Company becomes the subject of a take-over bid pursuant to which 100% of the issued and outstanding Common Shares are acquired by the offeror either directly or as a result of the compulsory acquisition provisions of the incorporating statute, and where consideration is paid in whole or in part in equity securities of the offeror, the Committee may send notice to all holders of Performance Share Units requiring them to surrender their Performance Share Units within ten days of the mailing of such notice, and the holders of Performance Share Units will be deemed to have surrendered such Performance Share Units on the tenth day after the mailing of such notice without further formality, provided that:

(i)	the offeror delivers with such notice an irrevocable and unconditional offer to grant replacement performance share units to the holders of Performance Share Units on the equity securities offered as consideration;
(ii)	the Committee has determined, in good faith, that such replacement performance share units have substantially the same economic value as the Performance Share Units being surrendered; and
(iii)	the surrender of Performance Share Units and the granting of replacement performance share units can be effected on a tax-deferred basis under the Income Tax Act (Canada).
Section	5.08 Recoupment Policy:

All Performance Share Units will be subject to the Company’s incentive compensation recoupment policy.

Section	5.09 Share Ownership Guidelines Policy:

The Company has a Share Ownership Guideline Policy (the “Share Ownership Policy”) in place, which applies to specific executive officers of the Company (including the Chief Executive Officer) (collectively referred to in the Share Ownership Policy as “Participants”) and states that, while the Participant is not in compliance with his/her ownership requirement under the Share Ownership Policy, any cash payouts from incentive plans, including this Plan, will be limited to fulfill Participants’ obligations under the Share Ownership Policy. As such cash payments contemplated in Section 2.07 of the Plan will be subject to the obligations of the Participants pursuant to the Share Ownership Policy.

Section	5.10 Financial Assistance Prohibited:

The Company is prohibited from providing financial assistance in the form of a loan or otherwise to Participants under this Plan for the purpose of settlement of equity awards under this Plan.

Section	5.11 No Representation or Warranty:

The Company makes no representation or warranty as to the future market value of any Common Shares issued in accordance with the provisions of the Plan.

Section	5.12 United States Income Tax Matters:

For the avoidance of doubt, all payments under this Plan to individuals subject to United States income tax will be made no later than the deadline set forth in section 1.409A-1(b)(4)(i) of the United States Treasury Regulations with respect to short-term deferrals of compensation.

Section	5.13 Compliance with Applicable Law:

If any provision of the Plan or any Performance Unit Share contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision will be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

Section	5.14 Interpretation:

This Plan will be governed by and construed in accordance with the laws of the Province of British Columbia.